Exhibit 2.1

STRICTLY CONFIDENTIAL

AGREEMENT AND PLAN OF Merger

BY AND AMONG

FULGENT THERAPEUTICS LLC,

DUCKS ACQUISITION SUB, INC.,

FULGENT GENETICS, INC.,

SYMPHONY BUYER, INC.,

SOLELY IN ITS CAPACITY AS THE Stockholder Representative,

Avista Capital Partners IV GP, L.P.,

AND,

SOLELY FOR PURPOSES OF SECTION 6.21, ARTICLE VIII AND SECTION 10.14,

THOSE COMPANY STOCKHOLDERS SET FORTH ON THE SIGNATURE PAGE HERETO

APRIL 16, 2022

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3.22	Export Control and Sanctions Laws	31
3.23	Anti-Corruption Laws	32
3.24	Suppliers, Customers and Payors	33
3.25	Compliance with Health Care Laws	33
3.26	PPP Loans	35
3.27	Privacy and Data Security	35
3.28	Books and Records	37
3.29	Accounts Receivable	37
3.30	No Other Representations or Warranties	38
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB		38
4.1	Organization	38
4.2	Authority and Enforceability	38
4.3	Consents; No Conflict	38
4.4	Litigation	39
4.5	Sufficiency of Funds	39
4.6	Brokers’ and Finders’ Fees	39
4.7	No Foreign Person	39
4.8	No Prior Activities of the Merger Sub	39
4.9	Solvency	39
4.10	No Other Representations or Warranties	40
ARTICLE V STOCKHOLDER AND TAX MATTERS		40
5.1	Tax Matters	40
5.2	Allocation Schedule	41
5.3	Indemnification of Directors and Officers of the Company	41
ARTICLE VI ADDITIONAL AGREEMENTS		43
6.1	Conduct of the Business of the Company	43
6.2	Restrictions on Conduct of the Business	42
6.3	No Solicitation	46
6.4	Access to Information	47
6.5	Closing Efforts	47
6.6	Notification of Certain Matters	49
6.7	Section 280G	49
6.8	Confidentiality	50
6.9	Public Disclosure	51
6.10	Reasonable Best Efforts	51
6.11	Termination of 401(k) Plans	51
6.12	Consents	51
6.13	Terminated Agreements	52
6.14	Resignation of Officers and Directors	52
6.15	Expenses	52
6.16	Other Closing Deliverables	52
6.17	Provision of Benefits	52
6.18	R&W Insurance	53
6.19	Contact with Customers, Suppliers and Other Business Relations	53

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6.20	Parent Guaranty	53
6.21	Non-Solicitation; Confidentiality	54
6.22	Indemnity Claim	55
6.23	Preparation and Delivery of Additional Company Financial Statements	56
ARTICLE VII CONDITIONS TO THE MERGER		56
7.1	Conditions to Obligations of Each Party to Effect the Merger	56
7.2	Conditions to the Obligations of Buyer and Merger Sub	56
7.3	Conditions to Obligations of the Company	57
7.4	Frustration of Closing Conditions	57
ARTICLE VIII STOCKHOLDER REPRESENTATIVE		58
8.1	Stockholder Representative	58
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		60
9.1	Termination	60
9.2	Effect of Termination	61
ARTICLE X GENERAL PROVISIONS		62
10.1	Notices	62
10.2	Interpretation	63
10.3	Counterparts	63
10.4	Entire Agreement; Assignment	64
10.5	Severability	64
10.6	Extension and Waiver	64
10.7	Amendment	64
10.8	Specific Performance	64
10.9	Other Remedies	65
10.10	Governing Law	65
10.11	Exclusive Jurisdiction; Waiver of Jury Trial	65
10.12	Rules of Construction	66
10.13	Acknowledgments	66
10.14	Release	67
10.15	Exhibits and Schedules	69
10.16	Obligations of Buyer and Merger Sub	69
10.17	Waiver of Conflicts and Privileged Information	69
10.18	Non-Survival of Representations, Warranties and Covenants10.17 Waiver of Conflicts and Privileged Information	70

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Annex

ACertain Defined Terms

Schedules

AAllocation Schedule

BTerminated Agreements

Exhibits

AForm of Certificate of Merger

BForm of Resignation Letter

CForm of FIRPTA Compliance Certificate

DForm of Escrow Agreement

EForm of Paying Agent Agreement

FForm of Letter of Transmittal

GAccounting Principles

HExample Statement of Net Working Capital

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AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (this “Agreement”) is made and entered into as of April 16, 2022 (the “Agreement Date”), by and among Fulgent Therapeutics LLC, a California limited liability corporation (“Buyer”), Ducks Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Buyer (“Merger Sub”), solely for purposes of Section 6.20, Fulgent Genetics, Inc., a Delaware corporation (“Parent”), Symphony Buyer, Inc., a Delaware corporation (the “Company”), solely in its capacity as the representative of the Company Security Holders, Avista Capital Partners IV GP, L.P., a Delaware limited partnership (the “Stockholder Representative”), and solely for purposes of Section 6.21, Article VIII and Section 10.14, the Company Stockholders set forth on the signature page hereto. Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Annex A.

Recitals

Whereas, the manager of Buyer has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the acquisition of the Company by Buyer, by means of a statutory merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned Subsidiary of Buyer (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, are advisable and fair to, and in the best interests of, Buyer and (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

Whereas, the board of directors of the Company (the “Board”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company Stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the Company Stockholders for its adoption and (d) recommended that this Agreement be adopted by the Company Stockholders; and

Whereas, as promptly as practicable after execution and delivery of this Agreement, the Company shall have delivered to Buyer and the Merger Sub the written consent of the Company Stockholders representing not less than a majority of the outstanding number of shares of Company Common Stock as of immediately prior to the Effective Time (voting together as a single class) in favor of this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Company Stockholder Approval”);

Now, Therefore, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

Article I

THE MERGER

1.1The Merger

. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned

Subsidiary of Buyer. The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.2Effective Time

. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and specified in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

1.3Effects of the Merger

. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned Subsidiary of Buyer.

1.4Closing

. Unless this Agreement is terminated earlier pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place electronically via the exchange of signatures on a date and at a time to be specified by the parties, which shall be no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article VII hereof (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or on such other date as Buyer and the Company may agree in writing, by electronic means of communication. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.5Closing Deliverables

.

(a)At or prior to the Closing, as applicable, the Company will deliver (or cause to be delivered) to Buyer:

(i)except as otherwise provided in Section 6.11, evidence reasonably satisfactory to Buyer that any and all Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) have been terminated pursuant to resolution of the applicable governing body (the form and substance of which shall have been subject to review and approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed), effective as of no later than the day immediately preceding the Closing Date;

(ii)evidence reasonably satisfactory to Buyer that the Company has terminated the Terminated Agreements, in a form reasonably acceptable to Buyer, with such termination to be effective at or prior to the Effective Time;

(iii)a duly executed resignation letter in the form attached hereto as Exhibit B (the “Resignation Letters”) from each of the officers and directors set forth on Section 1.5(a)(iii) of the Disclosure Schedule of each of the Acquired Companies, effective as of the Closing;

(iv)a copy of the Company Stockholder Approval and the Company Board Resolutions;

(v)(A) executed payoff letters each in a form reasonably satisfactory to Buyer with respect to all Indebtedness of the Acquired Companies set forth on Section 1.5(a)(v) of the Disclosure Schedule owed to the lender thereof and the amounts payable to such lender providing for (1) the full and final satisfaction of such Indebtedness as of the Closing Date, and (2) the termination and release of any Liens related thereto (each, a “Payoff Letter”); and (B) an invoice from each advisor or other service provider to Acquired Companies (other than any Employee, director or officer of any of the Acquired Companies), in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all Transaction Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date (each, an “Invoice”);

(vi)a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and in the form attached hereto as Exhibit C, certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS, which Buyer shall deliver to the IRS on behalf of the Company upon the Closing (the “FIRPTA Compliance Certificate”); provided, that the sole remedy for failure to deliver such certificate shall be that Buyer may withhold the appropriate amounts of U.S. federal income tax under Section 1445 of the Code;

(vii)a duly executed counterpart to the Paying Agent Agreement from the Stockholder Representative; and

(viii)a duly executed counterpart to the Escrow Agreement from the Stockholder Representative, in the form attached hereto as Exhibit D (the “Escrow Agreement”).

(b)At or prior to the Closing, Buyer will deliver (or cause to be delivered) to the Company:

(i)a duly executed counterpart to the Paying Agent Agreement from Buyer and the Paying Agent; and

(ii)a duly executed counterpart to the Escrow Agreement from Buyer and the Escrow Agent.

1.6Certificate of Incorporation and Bylaws

. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation in the Merger, in each case, until thereafter amended in accordance with applicable Law.

1.7Directors, Managers and Officers

. Unless otherwise determined by Buyer prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or their earlier death, resignation or removal. Unless otherwise determined by Buyer prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the bylaws of the Surviving Corporation.

Article II

PURCHASE PRICE; EFFECT ON CAPITAL STOCK

2.1Effect of the Merger on the Capital Stock of the Constituent Corporations

.

(a)Effect on Company Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, the Merger Sub, the Company or the Company Stockholders, upon the terms and subject to the conditions set forth in Section 2.3 and throughout this Agreement, each share of Company Common Stock (other than any Cancelled Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(a), (i) at the Effective Time, in accordance with Section 2.3, the Per Share Merger Consideration (without interest thereon); (ii) the contingent right to receive disbursements of Adjustment Escrow Cash with respect to such share of Company Common Stock to the former holder thereof (based on such holder’s Pro Rata Share of the released amount), without interest, in each case in accordance with Section 2.8, (iii) the contingent right to receive cash disbursements required to be made in connection with the Post-Closing Excess Amount (if any) with respect to such share of Company Common Stock to the former holder thereof (based on such holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.8(e), (iv) the contingent right to receive cash disbursements required to be made in connection the release of the Stockholder Representative Expense Amount (if any) with respect to such share of Company Common Stock to the former holder thereof (based on such holder’s Pro Rata Share of the released amount), without interest, in accordance with Section 8.1(b)(iii), and (v) the contingent right to receive cash disbursements required to be made in connection with the Indemnification Payment (if any) with respect to such share of Company Common Stock to the former holder thereof (based on such holder’s Pro Rata Share of the Indemnification Payment), without interest, in accordance with Section 6.22(b).

(b)Treatment of Company Options.

(i)No Company Options shall be assumed, substituted or continued by Buyer or the Company in connection with the Merger or the other transactions contemplated hereby. Immediately prior to the Effective Time, each Vested Company Option shall be cancelled and converted automatically into the right to receive, with respect to each share of Company Common Stock subject thereto, (u) at the Effective Time, an amount, without interest, in respect of each share of Company Common Stock issuable upon the exercise in full of such Vested Company Option, equal to the excess of (A) Per Share Merger Consideration, without interest, over (B) the applicable per share exercise price of such Vested Company Option, (v) the contingent right to receive disbursements of Adjustment Escrow Cash with respect to such share of Company Common Stock issuable upon the exercise in full of such Vested Company Option (based on such Company Optionholder’s Pro Rata Share of the released amount), without interest, in each case in accordance with Section 2.8, (w) the contingent right to receive cash disbursements required to be made in connection the Post-Closing Excess Amount (if any) with respect to such share of Company Common Stock issuable upon the exercise in full of such Vested Company Option (based on such Company Optionholder’s Pro Rata Share of the released amount), without interest, in accordance with Section 2.8(e), (x) the contingent right to receive cash disbursements required to be made in connection with the Indemnification Payment (if any) with respect to such share of Company Common Stock issuable upon the exercise in full of such Vested Company Option (based on such Company Optionholder’s Pro Rata Share of the Indemnification Payment), without interest, in accordance with Section 6.22(b), and (y) the contingent right to receive cash disbursements required to be made in connection the release of the Stockholder Representative Expense Amount (if any) with respect to such share of Company Common Stock issuable upon the exercise in full of such Vested Company Option (based on such Company Optionholder’s Pro Rata Share of the released amount), without interest, in accordance with Section 8.1(b)(iii). Such payments in respect of any such Vested Company Options that are Employee Options shall be made to the holders of such Vested Company Options through the payroll processing system of the Surviving Corporation in accordance with standard payroll practices net of applicable Tax withholding and deductions, and such payments in respect of any such Vested Company Options that are Non-Employee Options shall be paid to the Paying Agent for further payment to such the holders of such Non-Employee Options; provided, that, as a condition to payment of any amount owed to the holders of Vested Company Options that are Non-Employee Options, each such holder must have first delivered to the Paying Agent a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable. For purposes of calculating the aggregate amount of consideration payable in respect of each Vested Company Option held by a Company Optionholder pursuant to this Section 2.1(b)(i), (x) all shares of Company Common Stock issuable upon the exercise in full of the Vested Company Options held by each such Company Optionholder shall be aggregated, and (y) the amount of cash to be paid to each such Company Optionholder shall be rounded down to the nearest whole cent. To the extent the vesting of a Company Option is accelerated by action of the Company (and not automatically in accordance with its terms due to the occurrence of the Effective Time) and such Company Option becomes a Vested Company Option (an “Accelerated Option”), then, in addition to any documents such Company Optionholder must provide pursuant to this Section 2.1(b)(i), as a condition to payment of any amount owed in respect of such Accelerated Option, such Company Optionholder (an “Accelerated Optionholder”) shall provide a release to the Buyer Released Parties in substantially the form provided in Section 10.14 (the “Optionholder Release”).

(ii)Immediately prior to the Effective Time, each Unvested Company Option and Company Option that is an Out-of-the-Money Option and that is outstanding shall become be cancelled, terminated and extinguished without any consideration being payable in respect thereof, and have no further force or effect.

(iii)Prior to the Effective Time, and subject to the prior review of Buyer, the Company shall take all actions necessary to effect the transactions anticipated by this Section 2.1 under the Company Equity Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence satisfactory to Buyer that all necessary determinations by the Board or applicable committee of the Board to accelerate and terminate all Vested Company Options have been made. The Company shall take all actions necessary to terminate the Company Equity Plan prior to the Effective Time.

(iv)To the extent applicable, any allocable portion of the Total Merger Consideration to be made following the Closing to a holder of Vested Company Options in accordance with this Agreement, if any, shall be paid at the same time as any related payments are made to Company Stockholders in a manner that satisfies Regulation Section 1.409A-3(i)(5)(iv) of the Code, to the extent necessary to satisfy the requirements of Section 409A of the Code.

(c)Effect on Capital Stock of the Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Merger Sub, or the Company, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(d)Treasury Stock and Buyer Owned Stock. At the Effective Time, by virtue of the Merger, each share of Company Common Stock held by the Company or Buyer (or any direct or indirect wholly owned Subsidiary of the Company or Buyer) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

2.2Payments

.

(a)At the Closing, Buyer shall transfer, by wire transfer of immediately available funds to the Paying Agent for exchange in accordance with this Article II, the portion of the Total Merger Consideration payable at the Closing to (i) the Company Stockholders pursuant to Section 2.1(a) in consideration for shares of Company Common Stock (not including the Cancelled Shares or Dissenting Shares) outstanding as of immediately prior to the Effective Time, and (ii) the Company Optionholders holding Vested Company Options that are Non-Employee Options pursuant to Section 2.1(b)(i) in consideration for such Non-Employee Options. For the avoidance of doubt, such amounts exclude the cash amounts to be deposited into the Adjustment Escrow Account and the Stockholder Representative Expense Amount.

(b)At the Closing, Buyer shall pay (either directly or through the Paying Agent), by wire transfer of immediately available funds, to the Surviving Corporation that portion of the Total Merger Consideration payable at Closing to the Company Optionholders that hold Vested Company Options that are Employee Options pursuant to Section 2.1(b)(i) in consideration for such Employee Options. For the avoidance of doubt, such amounts exclude the cash amounts to be deposited into the Adjustment Escrow Account and the Stockholder Representative Expense Amount.

(c)Buyer shall cause the Surviving Corporation to promptly pay (and in any event, within the Surviving Corporation’s first payroll cycle that is at least three (3) Business Days following the Closing Date), through the payroll processing system of the Surviving Corporation in accordance with standard payroll practices, to each Company Optionholder that holds Vested Company Options that are Employee Options, the portion of the Total Merger Consideration payable to such holder pursuant to Section 2.1(b)(i), as set forth opposite such holder’s name in the Allocation Schedule.

(d)At the Closing, Buyer shall pay, by wire transfer of immediately available funds, on behalf of the Company, and as accounted for in the calculation of Total Merger Consideration, (i) to each lender designated by the Company on the Allocation Schedule, to an account designated in the applicable Payoff Letter, the amount of Indebtedness due at Closing to such lender; and (ii) all Transaction Expenses that remain outstanding as of the Closing to such account or accounts as are designated in the applicable Invoices (where applicable) or by the Company in the Allocation Schedule.

(e)At the Closing, Buyer shall pay, by wire transfer of immediately available funds, $500,000 (such amount, the “Stockholder Representative Expense Amount”) to an account established by the Stockholder Representative for purposes of satisfying Liabilities incurred in its capacity as the Stockholder Representative, by the Company Security Holders collectively and otherwise in accordance with this Agreement, and the Stockholder Representative shall provide Buyer with wire instructions therefor at least two (2) Business Days prior to the Closing Date.

(f)At the Closing, Buyer shall deposit with the Escrow Agent the Adjustment Escrow Cash into the Adjustment Escrow Account in accordance with the provisions in Section 2.4.

(g)No interest will be paid or will accrue for the benefit of the Company Security Holders or the Company’s lenders, service providers or other creditors on any Total Merger Consideration or any other amounts payable under this Agreement.

2.3Payment and Share Issuance Procedures

.

(a)As promptly as practicable following the Agreement Date, Buyer, the Company, the Stockholder Representative, and the Paying Agent shall enter into the Paying Agent Agreement in the form attached hereto as Exhibit E (the “Paying Agent Agreement”). Buyer shall pay all of the fees and expenses associated with the hiring and retention of the Paying Agent. Following execution of the Paying Agent Agreement, (i) the Company shall promptly (and not later than three (3) Business Days prior to the distribution of the Exchange Documents to the Company Stockholders by the Paying Agent) deliver or cause to be delivered to the Paying Agent and Buyer the information required by the Paying Agent Agreement in accordance therewith (the “Required Information”); (ii) as promptly as practicable following receipt of the Required Information, and in any event within three (3) Business Days thereafter, or at a later time as may be agreed between Buyer and the Stockholder Representative, Buyer or the Company shall cause the Paying Agent to set up the Paying Agent’s electronic platform to allow each Company Stockholder to complete their Exchange Documents electronically; and (iii) as promptly as practicable following receipt of the Required Information, and in any event within three (3) Business Days thereafter, or at a later time as may be agreed between Buyer and the Stockholder Representative, Buyer shall cause the Paying Agent to send an email (A) to each Company Stockholder, in each case at the email address for such Person set forth in the Required Information, to invite such Person to register and log into the Paying Agent’s electronic platform to complete electronically a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”) and other required Exchange Documents; and (B) to each Company Optionholder that holds Vested Company Options that are Non-Employee Options, in each case, at the email address for such Person set forth in the Required Information, to invite such Person to register and log into the Paying Agent’s electronic platform to complete electronically any required Exchange Documents.

(b)Subject to Section 2.6, as promptly as practicable following receipt by the Paying Agent of a Letter of Transmittal (other than from any Company Optionholder that holds Vested Company Options that are Non-Employee Options), a certificate representing any Company Common Stock outstanding as of immediately prior to the Effective Time (the “Company Stock Certificates”) or an affidavit of loss pursuant to Section 2.3(e), a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, and, with respect to an Accelerated Optionholder, an Optionholder Release, as applicable (collectively, the “Exchange Documents”), each duly completed and validly executed in accordance with the instructions thereto, but for the avoidance of doubt in no event prior to the Effective Time, (i) Buyer shall cause the Paying Agent to pay to each Company Stockholder the cash amount payable to such holder at the Closing pursuant to Section 2.1(a) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s Pro Rata Share of the amount to be funded into the Adjustment Escrow Account, as set forth on the Allocation Schedule); and (ii) Buyer shall cause the Paying Agent to pay to each Company Optionholder (solely with respect to any Vested Company Options that are Non-Employee Options held by such Company Optionholder) the cash portion of the Total Merger Consideration payable to such holder at the Closing in respect of Non-Employee Options pursuant to Section 2.1(b)(i) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s Pro Rata Share of the amount to be funded into the Adjustment Escrow Account, as set forth on the Allocation Schedule).

(c)At any time following the date that is one (1) year following the Effective Time, Buyer shall be entitled to require the Paying Agent to deliver to Buyer or its designated successor or assign all cash amounts that have been deposited with the Paying Agent pursuant to Section 2.2, and any and all interest thereon or other income or proceeds thereof, not disbursed to the Company Security Holders pursuant to Section 2.3, and thereafter the Company Security Holders shall be entitled to look only to Buyer as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 2.3(b) upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b). No interest shall be payable to the Company Security Holders for the cash amounts delivered to Buyer pursuant to the provisions of this Section 2.3(c) and which are subsequently delivered to the Company Security Holders.

(d)Notwithstanding anything to the contrary in this Section 2.3, none of Buyer, the Paying Agent, the Stockholder Representative, the Surviving Corporation nor any other party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, shall become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

(e)If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of, and agreeing to indemnify by way of a customary indemnity agreement, Buyer, the Surviving Corporation and the Paying Agent with respect to, that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, the Paying Agent shall make, in exchange for such lost, stolen or destroyed Company Stock Certificate, the payment deliverable in respect thereof determined in accordance with this Section 2.3.

2.4Adjustment Escrow

. At the Closing, Buyer shall deposit with the Escrow Agent the Adjustment Escrow Cash into the Adjustment Escrow Account for the purpose of fully securing the obligations of the Company Security Holders to Buyer regarding a Post-Closing Deficit Amount under Section 2.8. The Adjustment Escrow Cash shall become issuable or payable, as applicable, to the Company Security Holders, if at all, in accordance with each Company Security Holder’s respective Pro Rata Share, subject to the terms and conditions of this Agreement (including Section 2.8).

2.5Dissenting Shares

.

(a)Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and with respect to which the Company Stockholder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the payments set forth in Section 2.1, but such Company Stockholder shall only be entitled to such rights as are provided by Section 262 of the DGCL. Notwithstanding the provisions of this Section 2.5, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Common Stock, as applicable, set forth in Section 2.1, without interest thereon, and subject to the escrow provisions set forth in Section 2.1, upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3.  Notwithstanding anything to the contrary contained in this Agreement, if the Merger is rescinded or abandoned, then the right of a holder of Dissenting Shares to be paid the fair value of such holder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease.

(b)The Company shall give Buyer (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to

Buyer in advance and shall not be presented to any Company Stockholder prior to the Company receiving Buyer’s prior written consent.

2.6Withholding

. Notwithstanding any other provision of this Agreement, Buyer, the Surviving Corporation, the Paying Agent and any Affiliate of the foregoing shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law, and to request any necessary tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable; provided, that Buyer, the Surviving Corporation, the Paying Agent or such other Affiliate shall provide the Stockholder Representative with written notice at least five (5) Business Days prior to withholding or deducting any amounts pursuant to this Section 2.6 and shall work in good faith with the Stockholder Representative to eliminate, mitigate or minimize any such withholding or deduction. To the extent any such amounts are so deducted or withheld, such amounts shall be paid to the proper Governmental Entity or other appropriate Person and treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.7Taking of Necessary Action; Further Action

. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, and the officers and directors of the Surviving Corporation and Buyer are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

2.8Post-Closing Reconciliation

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(a)At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer its good faith calculation of (i) the estimated Closing Working Capital Adjustment Amount (the “Estimated Closing Working Capital Adjustment Amount”); (ii) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”); (iii) the estimated Closing Cash Amount (the “Estimated Closing Cash Amount”); (iv) the estimated Transaction Expenses (the “Estimated Closing Transaction Expense Amount”); (v) the Aggregate Option Exercise Price; and (vi) the estimated Total Merger Consideration calculated based on such estimated amounts (including the component pieces thereof) (the “Estimated Closing Statement”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Company shall prepare the Estimated Closing Statement in accordance with the applicable definitions in this Agreement and the Accounting Principles. The Company shall make available to Buyer and its Representatives the books and records used in preparing the Estimated Closing Statement and reasonable access (on prior notice and during business hours) to employees of the Company as Buyer may reasonably request in connection with its review of such statements, and will otherwise reasonably cooperate in good faith with Buyer’s and its Representatives review of such statements and shall take into consideration in good faith any comments of Buyer on the Estimated Closing Statement, as applicable, it being understood that Buyer shall have no approval rights with respect to the estimates or calculations therein. The Estimated Closing Working Capital Adjustment Amount, the Estimated Closing Indebtedness Amount, the Estimated Closing Cash Amount, the Estimated Closing Transaction Expense Amount and the Aggregate Option Exercise Price set forth in the Estimated Closing Statement will be used for purposes of calculating the Total Merger Consideration at the Closing (which calculation shall be subject to adjustment pursuant to, and in accordance with, the terms of Section 2.8(b)). Notwithstanding the foregoing, in no event will any of Buyer’s rights be considered waived, impaired or otherwise limited as a result of Buyer not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Estimated Closing Statement, as applicable.

(b)As soon as reasonably practicable after the Closing Date, and in any event within seventy-five (75) days after the Closing Date, Buyer shall prepare and deliver to the Stockholder Representative a statement (the “Post-Closing Statement”) that shall set forth a good faith calculation of (i) the Closing Working Capital Adjustment Amount; (ii) the Closing Indebtedness Amount; (iii) the Closing Transaction Expense Amount; (iv) the Closing Cash Amount; and (v) the Total Merger Consideration, in each case accompanied by reasonably detailed back-up documentation for such calculations. Buyer shall prepare such Post-Closing Statement in accordance with the applicable definitions in this Agreement and the Accounting Principles. After the Stockholder Representative’s receipt of the Post-Closing Statement, the Stockholder Representative and its Representatives shall be granted reasonable access (on prior notice and during business hours) to the employees of the Surviving Corporation and Buyer as the Stockholder Representative may reasonably request in connection with its review of such statements and be permitted to review Buyer’s working papers and the working papers of Buyer’s independent accountants, if any, relating to the preparation of the Post-Closing Statement and the calculation of the Closing Working Capital Adjustment Amount, Closing Indebtedness Amount, Closing Cash Amount and Closing Transaction Expense Amount after signing a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to Buyer’s independent accountants, as well as the relevant books and records of the Company, and Buyer shall cause the Company and its Representatives to use commercially reasonable efforts to assist the Stockholder Representative and its Representatives in their reasonable review of the Post-Closing Statement. The Stockholder Representative shall notify Buyer in writing (the “Notice of Adjustment Disagreement”) within thirty (30) days of the Stockholder Representative’s receipt of the Post-Closing Statement (the “Adjustment Review Period”) if the Stockholder Representative disagrees with any portion of the Post-Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Stockholder Representative’s proposed adjustments to the Post-Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Buyer on or prior to the expiration date of the Adjustment Review Period, then the Post-Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Stockholder Representative and shall become final and binding upon the parties hereto and the Company Stockholders. During the thirty (30) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Stockholder Representative and Buyer shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. The parties hereto acknowledge and agree that the Federal Rules of Evidence Rule 408 shall apply to Buyer and the Stockholder Representative during such Adjustment Resolution Period and any subsequent dispute arising therefrom. Any items agreed to by the Stockholder Representative and Buyer in a written agreement executed and delivered by each of the Stockholder Representative and Buyer, together with any items not disputed or objected to by the Stockholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters”. If at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Stockholder Representative and Buyer, or either of them, shall refer all matters in the Notice of Adjustment Disagreement other than the Resolved Matters (the “Unresolved Matters”) to PricewaterhouseCoopers LLP (the “Independent Accountant”). In the event that PricewaterhouseCoopers LLP refuses or is otherwise unable to act as the Independent Accountant, the Stockholder Representative and Buyer shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Stockholder Representative and Buyer, in which event “Independent Accountant” shall mean such firm. Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination must be based on (i) the definitions and other applicable provisions of this Agreement; (ii) a single written presentation (which presentations shall be limited to the items specifically submitted to the Independent Accountant for evaluation) submitted by each of the Stockholder Representative and Buyer to the Independent Accountant within ten (10) Business Days after the engagement thereof (which the Independent Accountant shall promptly forward to the Stockholder Representative or Buyer, as applicable, after both presentations have been received or the time for submission of presentations has expired); and (iii) one written response submitted to the Independent Accountant within five (5) Business Days after receipt of each such presentation (which the Independent Accountant shall forward to the Stockholder Representative or Buyer, as applicable, after both responses have been received or the time for submission of responses has expired), and not on independent review, and such determination shall be conclusive and binding on each party to this Agreement, absent fraud or manifest error. Neither Buyer, Merger Sub, the Surviving Corporation, the Stockholder Representative, the Acquired Companies, nor any of their respective Affiliates, shall have any ex parte conversations or meetings with the Independent Accountant in connection with the Unresolved Matters without the prior consent of the other parties hereto. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Stockholder Representative or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Stockholder Representative in the Notice of Adjustment Disagreement or Buyer in the Post-Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Post-Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Buyer and the Stockholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.8(b); provided, that the independent accountants of Buyer or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The fees and expenses of the Independent Accountant shall be initially borne 50% by the Stockholder Representative (on behalf of the Company Security Holders) and 50% by Buyer; provided, that such fees shall ultimately be borne by Buyer and the Stockholder Representative (on behalf of the Company Security Holders) based on the inverse of the percentage that the Independent Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such Unresolved Matters as originally submitted to the Independent Accountant (for example, if the total amount of such Unresolved Matters as originally submitted to the Independent Accountant equals $1,000 and the Independent Accountant awards $600 in favor of the Stockholder Representative’s position, sixty percent (60%) of the fees and expenses of the Independent Accountant would be borne by Buyer and forty percent (40%) of the fees and expenses of the Independent Accountant would be borne by the Stockholder Representative, on behalf of the Company Security Holders).

(c)The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Buyer prior to the expiration of the Adjustment Review Period, the Post-Closing Statement delivered by Buyer to the Stockholder Representative pursuant to Section 2.8(b); (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Buyer prior to the expiration of the Adjustment Review Period and Buyer and the Stockholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Buyer to the Stockholder Representative pursuant to Section 2.8(b), as adjusted pursuant to the written agreement executed and delivered by Buyer and the Stockholder Representative; or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Stockholder Representative to Buyer prior to the expiration of the Adjustment Review Period and Buyer and the Stockholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Buyer to the Stockholder Representative pursuant to Section 2.8(b), as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the

Unresolved Matters in accordance with Section 2.8(b). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.8(c) is hereinafter referred to as the “Determination Date.”

(d)If the Total Merger Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.8) is less than the Total Merger Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Deficit Amount”), then within five (5) Business Days after the Determination Date, Buyer and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement, directing the Escrow Agent to distribute to Buyer from the Adjustment Escrow Account, and the Company Stockholders hereby automatically and with no further action required on their part forever waive and discharge any rights in or to, an amount of Adjustment Escrow Cash with an aggregate value equal to the absolute value of the Post-Closing Deficit Amount (or, if the absolute value of the Post-Closing Deficit Amount is greater than the Adjustment Escrow Cash, then all funds remaining in the Adjustment Escrow Account). For the avoidance of doubt, the Adjustment Escrow Cash shall serve as the sole and exclusive source of recovery for any amounts owed to Buyer in connection with the Post-Closing Deficit Amount and the final determination of the Total Merger Consideration pursuant to this Section 2.8, and in no event shall any Company Security Holder have an obligation to replenish the Adjustment Escrow Cash or repay any portion of the Total Merger Consideration to Buyer or any of its Affiliates.

(e)If the Total Merger Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.8) is more than the Total Merger Consideration set forth in the Estimated Closing Statement (such difference, the “Post-Closing Excess Amount”), then Buyer shall promptly, and in any event within five (5) Business Days after the Determination Date, (x) pay the Post-Closing Excess Amount in cash as follows: (x) to the Paying Agent (for further distribution to the Company Stockholders (other than a holder of Cancelled Shares and Dissenting Shares)) the Pro Rata Share of such amount payable pursuant to Section 2.1(a), (y) to the Paying Agent (for further distribution to the holders of Vested Company Options that are Non-Employee Options) the Pro Rata Share of such amount payable pursuant to Section 2.1(b)(i) and (z) to the holders of Vested Company Options that are Employee Options through the payroll processing system of the Surviving Corporation in accordance with standard payroll practices, the Pro Rata Share of such amount payable pursuant to Section 2.1(b)(i), which payment shall be made promptly (and in any event within the Surviving Corporation’s next payroll period following the release thereof); provided, that as a condition to Buyer’s and Paying Agent’s obligation to make such payments, the Stockholder Representative shall first deliver to Buyer an updated Allocation Schedule setting forth the portion of the Post-Closing Excess Amount payable to each Company Security Holder (other than a holder of Cancelled Shares and Dissenting Shares).

(f)Following the payment of any Post-Closing Deficit Amount to Buyer in accordance with Section 2.8(d) or any Post-Closing Excess Amount to the Company Security Holders in accordance with Section 2.8(e), as applicable, Buyer and the Stockholder Representative shall deliver a joint written instruction in accordance with the terms of the Escrow Agreement, directing the Escrow Agent to distribute or cause to be distributed promptly, but in any event within five (5) Business Days after the Determination Date, (x) to the Paying Agent (for further distribution to the Company Stockholders (other than a holder of Cancelled Shares and Dissenting Shares)) the Pro Rata Share of the Adjustment Escrow Cash (if any) that has not previously been released to Buyer in accordance with Section 2.8(d), (y) to the Paying Agent (for further distribution to the holders of Vested Company Options that are Non-Employee Options) the Pro Rata Share of such amount payable pursuant to Section 2.1(b)(i) and (z) to the holders of Vested Company Options that are Employee Options through the payroll processing system of the Surviving Corporation in accordance with standard payroll practices, the remaining Pro Rata Share of such amount that has not previously been released to Buyer in accordance with Section 2.8(d), which payment shall be made promptly (and in any event within the Surviving Corporation’s next payroll period following the release thereof); provided, that as a condition to Buyer’s and Paying Agent’s obligation to make such distributions, the Stockholder Representative shall first deliver to Buyer an updated Allocation Schedule setting forth the portion of the Adjustment Escrow Cash deliverable to each Company Security Holder (other than a holder of Cancelled Shares and Dissenting Shares).

(g)Buyer and the Surviving Corporation shall be entitled to conclusively rely upon the updated Allocation Schedule delivered by the Stockholder Representative, including with respect to whether any individual Company Stockholder received the appropriate portion of any such distribution, and in no event will Buyer, the Surviving Corporation or any of their Affiliates have any liability to any person on account of payments or distributions made in accordance with the updated Allocation Schedule delivered by the Stockholder Representative. Any post-Closing payments (including under this Section 2.8) shall be deemed adjustments to the Total Merger Consideration (including for all applicable Tax purposes).

2.9Closing of the Company’s Transfer Books

. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Corporation or Buyer, such Company Stock Certificate shall be canceled.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Buyer concurrently with the execution of this Agreement (the “Disclosure Schedule”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates, unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty expressly relates to a different date (in which case as of such date)) to Buyer and Merger Sub as follows:

3.1Organization of the Acquired Companies

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(a)The Company and each of its Subsidiaries is a corporation, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable). The Company and each of its Subsidiaries has the corporate power to own, operate, distribute and lease its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction, except, in each case, where such failure would not be material to the Company and its Subsidiaries, taken as a whole. None of the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

(b)Section 3.1(b) of the Disclosure Schedule sets forth a correct and complete list of: (i) the names of the members of the board of directors or managers, as applicable, of the Company and each of its Subsidiaries, and (ii) the names and titles of the officers of the Company and each of its Subsidiaries, in each case as of the Agreement Date.

(c)The Company has made available correct and complete copies of the Company’s and each of its Subsidiaries’ certificates of incorporation, as amended to date, bylaws, as amended to date, and other governing documents, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Charter Documents”). The boards of directors of the Company and each of its Subsidiaries have not approved or proposed, nor, to the Knowledge of the Company, has any other Person proposed, any amendment to any of the current Charter Documents, other than in connection with the transactions contemplated by this Agreement.

3.2Company Capital Structure

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(a)As of the Agreement Date, the authorized capital stock of the Company consists of 9,500,000 shares of Company Common Stock, of which (i) 8,000,000 shares of which are designated Class A Common Stock and 6,408,159 of which are issued and outstanding, and (ii) 1,500,000 shares of which are designated Class B Common Stock, none of which are issued and outstanding. Other than as set forth on Section 3.2(a) of the Disclosure Schedule, there are no other issued and outstanding shares of Company Common Stock and no commitments or Contracts to issue any shares of Company Common Stock other than pursuant to the exercise of Company Options under the Company Equity Plan that are outstanding as of the Agreement Date and set forth on Section 3.2(a) of the Disclosure Schedule. The Company does not have any shares of preferred stock authorized or outstanding. The Company holds no treasury shares. Section 3.2(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the holders of issued and outstanding and authorized shares of Company Common Stock and each other Equity Interest of the Company and each of its Subsidiaries with the number and type of such shares or other Equity Interests so owned by each such holder. All issued and outstanding shares of Company Common Stock or other Equity Interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens (other than any Permitted Liens pursuant to the Existing Credit Agreement), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Charter Documents or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound. All issued and outstanding shares of Company Common Stock and all Company Options were issued in compliance with Law and all requirements set forth in the Charter Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. None of the Company nor any of its Subsidiaries has ever declared or paid any dividends on any shares of Company Common Stock or other Equity Interests. There is no Liability for dividends accrued and unpaid by the Company or any of its Subsidiaries. The Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Common Stock, any Company Securities or any other securities or Equity Interests of the Acquired Companies, whether currently outstanding or that may subsequently be issued. No shares of Company Common Stock are subject to vesting, reverse vesting, forfeiture, a right of repurchase or other condition, in each case, that would constitute a “substantial risk of forfeiture” within the meaning of Section 83 of the Code, except for the shares of Company Common Stock set forth on Section 3.2(a)-1 of the Disclosure Schedule (such shares set forth, or required to be set forth, on Section 3.2(a)-1 of the Disclosure Schedule, the “Restricted Shares”). Each Contract pursuant to which any Restricted Shares are subject to vesting or a right of repurchase or other condition, in each case, that would constitute a substantial risk of forfeiture is set forth on Section 3.2(a)-2 of the Disclosure Schedule.

(b)As of the Agreement Date, the Company has reserved 774,722 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Equity Plan, of which 584,606 shares are subject to outstanding and unexercised Company Options, and 190,116 shares remain available for issuance thereunder. Section 3.2(b)-1 of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Equity Plan, including the number of shares of Company Common Stock subject to each Company Option, the number of shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date and vesting schedule (and any terms that would accelerate the vesting schedule), the exercise price per share, whether such option is subject to Section 409A of the Code, and the plan from which such Company Option was granted (if any). All Company Options have an exercise price that was equal to or greater than the fair market value of the Company’s Common Stock on the date of the Company Option.

(c)With respect to the Company Options, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective by all necessary corporate action; (ii) each award of Company Options has been made using one of the Company’s standard form award agreements under the Company Equity Plan, a correct and complete copy of each such form has been made available to Buyer; (iii) no Company Options differ in any material respect from such form agreements (other than vesting acceleration provisions, vesting schedules, post-termination exercise periods, and restrictive covenants); and (iv) there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement any such award agreement in any case from the form made available to Buyer. No Company Options are “early exercisable” as of the Agreement Date. The treatment of Company Options under Section 2.1 hereof is permitted under the Company Equity Plan and the underlying individual agreements for such equity awards. The Company has no outstanding commitments to grant Company Options or other awards. No Company Options are incentive stock options as defined in Section 422 of the Code.

(d)As of the Agreement Date, there are no authorized, issued or outstanding Company Securities other than shares of Company Common Stock and Company Options. Other than as set forth on Section 3.2(a), Section 3.2(b)-1 and Section 3.2(d) of the Disclosure Schedule, as of the Agreement Date, no Person holds any Company Securities or other Equity Interests, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any of its Subsidiaries or a Company Security Holder is a party or by which it or its assets is bound, obligating (i) the Company or any of its Subsidiaries or such Company Security Holder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities or other rights to purchase or otherwise acquire any Company Securities, whether vested or unvested; or (ii) the Company or any of its Subsidiaries to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.

(e)There is no Indebtedness of the Company or any of its Subsidiaries (i) granting a holder the right to vote on any matters on which any Company Security Holder may vote (or that is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or any of its Subsidiaries, issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f)Except as set forth on Section 3.2(f) of the Disclosure Schedule, there are no Contracts relating to voting, purchase, sale or transfer of any Company Common Stock or Equity Interests between or among the Company or any of its Subsidiaries, on one hand, and any equityholder of the Company or any of its Subsidiaries, on the other hand, other than the Charter Documents, the Stockholders Agreement, and written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service (each of which has been disclosed to the Buyer prior to the date hereof).

3.3No Other Subsidiaries; Ownership Interests

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(a)As of the Agreement Date, other than as set forth on Section 3.3 of the Disclosure Schedule, the Company does not, directly or indirectly, own any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person. Other than as set forth on Section 3.3 of the Disclosure Schedule, no Person owns any Equity Interests in or any interest convertible or exchange or exercisable for, any Equity Interests in the Company’s Subsidiaries.

(b)No Subsidiary of the Company owns, directly or indirectly, any Equity Interests in or any interest convertible or exchangeable or exercisable for, any Equity Interests, in, any Person other than an Acquired Company.

3.4Authority and Enforceability

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(a)The Company has all requisite power and authority to enter into this Agreement and the Company and each Subsidiary of the Company has all requisite power and authority to enter into any Related Agreement to which it is a party and, subject to receiving the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby. Subject to receipt of the Company Stockholder Approval, the execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary of the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Person and no further corporate action is required on the part of such Person to authorize this Agreement and any Related Agreements to which such Person is a party and the transactions contemplated hereby and thereby. The Company Stockholder Approval is the only vote, approval or consent of the holders of any class or series of Company Common Stock or any other securities of the Company that is necessary to adopt this Agreement and each of the Related Agreements and approve the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which the Company or any Subsidiary of the Company is a party have been, or, as of the Effective Time shall be, duly executed and delivered by such Person and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute, or shall constitute when executed and delivered, the valid and binding obligations of such Person enforceable against it in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and (ii) general principles of equity. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board has (A) declared that this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable, fair to and in the best interests of the Company and the Company Stockholders; (B) approved this Agreement in accordance with the provisions of the DGCL; and (C) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger (collectively, the “Company Board Resolutions”). Other than the Company Stockholder Approval and Company Board Resolutions, no other votes, approvals or consents on the part of the Company or any of the Company Security Holders are necessary under DGCL or any of the Charter Documents to adopt this Agreement and the transactions contemplated by this Agreement and to approve the Merger.

(b)Except as set forth on Section 3.4 of the Disclosure Schedule, assuming the truth and accuracy of the representations and warranties of Buyer and Merger Sub set forth in Section 4.3, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, (ii) compliance with and filings under the HSR Act, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company or any of its Subsidiaries’ ability to perform or comply with the covenants, agreements or obligations of the Company or any of its Subsidiaries herein or to consummate the transactions contemplated by this Agreement in accordance with this Agreement and applicable Law.

3.5No Conflict

. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any of its Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, shall not (a) except as set forth on Section 3.5 of the Disclosure Schedule, conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to, any payment obligation, or a right of termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Charter Documents, (ii) any Material Contract, or (iii) any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), except, in the case of clauses (a)(ii) and (a)(iii), as would not reasonably be expected to result in a Material Adverse Effect to the Company or (b) result in the creation of any Lien on any of the assets of the Company or any of its Subsidiaries or any of the shares of Company Common Stock or Equity Interests of the Company or any of its Subsidiaries.

3.6Company Financial Statements; No Undisclosed Liabilities

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(a)The Company has delivered to Buyer correct and complete copies of (i) the consolidated audited financial statements of the Company and its Subsidiaries for the fiscal years ended December 31, 2019 and December 31, 2020 (including, in each case, balance sheets, statements of income and statements of cash flows) and (ii) the unaudited consolidated financial statements of the Company and its Subsidiaries as of December 31, 2021 and for the twelve (12)-month period then ended (including balance sheets (the “Interim Balance Sheet”), statements of income and statements of cash flows (the “Unaudited Financial Statements” and such date, the “Interim Balance Sheet Date”) ((i) and (ii) collectively, the “Financials”)), which are included as Section 3.6(a) of the Disclosure Schedule. The Financials (A) are derived from and in accordance with the books and records of the Company; (B) have complied as to form with applicable accounting requirements with respect thereto as of their respective dates; (C) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of Unaudited Financial Statements, to normal year-end audit adjustments or the absence of footnotes); and (D) were prepared in accordance with GAAP, except, in the case of the Unaudited Financial Statements, for the absence of footnotes in the Financials or for year‑end adjustments.

(b)None of the Company nor any of its Subsidiaries has any material Liabilities of any nature other than (i) those set forth on or adequately provided for on the face of the balance sheet (the “Current Balance Sheet”) included in the Unaudited Financial Statements as of the Interim Balance Sheet Date, (ii) those incurred in the conduct of the Company’s or its Subsidiaries’ business since the Interim Balance Sheet Date in the Ordinary Course of Business and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) those incurred by the Company or any of its Subsidiaries in connection with the execution of this Agreement, and (iv) those arising under Material Contracts in accordance with their terms (other than the payment of liquidated damages or arising as a result of a default or breach thereof). Except for Liabilities reflected in the Financials, none of the Company nor any of its Subsidiaries has any material off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has ever guaranteed any debt or other obligation of any other Person other than in respect of any Acquired Company. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with the Accounting Principles consistently applied and are adequate.

(c)Section 3.6(c) of the Disclosure Schedule set forth a correct and complete list of all Indebtedness for borrowed money of the Company and each of its Subsidiaries as of the Agreement Date, including, for each such item of such Indebtedness, the agreement governing such Indebtedness, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

(d)The Company and each of its Subsidiaries has established and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and each of its Subsidiaries is being executed and made only in accordance with appropriate authorizations of management and the Board; (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with the Accounting Principles, and (B) to maintain accountability for assets; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each of its Subsidiaries and (iv) that the amount recorded for assets on the books and records of the Company and each of its Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of the Company, there is no Fraud with respect to the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or any claim or allegation regarding any of the foregoing. None of the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries, has received in writing any material complaint, allegation, assertion or claim, in each case regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or its internal accounting controls or any material inaccuracy in the Company or any of the Subsidiaries’ financial statements. There are no significant deficiencies or material weaknesses in the design or operation of the Company or any of its Subsidiaries’ internal controls that would reasonably be expected to adversely effect the Company or any of its Subsidiaries’ ability to record, process, summarize and report financial data. No Acquired Company holds any cash outside of the United States. There has been no material change in the Company or any of the Subsidiaries’ accounting policies in the past three (3) years, except as described in the Financials.

3.7No Changes

. Since the Interim Balance Sheet Date: (i) the Company and each of its Subsidiaries has conducted its business in all material respects in the Ordinary Course of Business; (ii) and ending on the Agreement Date, there has not occurred a Material Adverse Effect with respect to the Company or any of its Subsidiaries; and (iii) none of the Company nor any of its Subsidiaries has taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of Buyer under Section 6.1 or Section 6.2.

3.8Tax Matters

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(a)Each of the Acquired Companies has (A) prepared and filed all federal income and other material Tax Returns required to be filed by it, and such Tax Returns are true, correct, and complete in all material respects, and (B) paid all federal income and other material Taxes required to be paid by it (whether or not shown on a Tax Return). None of the Acquired Companies is a beneficiary of any extension of time within which to file any Tax Return (other than extensions obtained in the Ordinary Course of Business).

(b)Each of the Acquired Companies has (A) withheld or collected with respect to its Employees, stockholders, independent contractors, customers and other third parties, all material Taxes required to be withheld or collected, and has paid over any such Taxes to the appropriate Governmental Entity in accordance with applicable Law, and (B) filed information Tax Returns, which are correct and complete in all material respects, to the extent required to be filed by the Acquired Companies with respect thereto.

(c)There is no Tax deficiency outstanding, assessed or proposed in writing against any of the Acquired Companies. None of the Acquired Companies has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, which waiver or extension is outstanding, and no request for any such waiver or extension has been filed or is currently pending.

(d)No audit or other examination of any Tax Return of the Acquired Companies is presently in progress, nor have the Acquired Companies been notified in writing of any request for such an audit or other examination. No claim has ever been made by any Tax authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to Tax, or required to file Tax Returns, in that jurisdiction, which claim has not been satisfied, withdrawn or resolved. No Acquired Company has received in writing from any Tax authority any notice of proposed adjustment relating to any Tax Return filed by an Acquired Company, which has not been satisfied, withdrawn or resolved. None of the Acquired Companies is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes.

(e)As of the Interim Balance Sheet Date, none of the Acquired Companies has any material liabilities for unpaid Taxes required to be accrued or reserved on the Current Balance Sheet under GAAP which have not been accrued or reserved on the Current Balance Sheet, and none of the Company nor any of its Subsidiaries has incurred any material liability for Taxes other than in the Ordinary Course of Business since the Interim Balance Sheet Date.

(f)There are no Liens on the assets of the Acquired Companies relating or attributable to Taxes, other than Liens for Taxes not yet due and payable.

(g)Within the last two (2) years, none of the Acquired Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code.

(h)None of the Acquired Companies has participated in any “listed transaction” as defined in Section 6707A(c)(2) of the Code or the Treasury Regulations promulgated thereunder.

(i)None of the Acquired Companies (A) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return, other than a group the common parent of which is the Company; (B) is a party to, or bound by, any Tax sharing, indemnification, reimbursement or allocation agreement (other than any such agreement (x) solely among the Acquired Companies or (y) entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes); or (C) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of Law, by contract (other than any such contract (x) solely among the Acquired Companies or (y) entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes) or by application of Law.

(j)None of the Acquired Companies, nor Buyer solely as a result of its acquisition of the Acquired Companies, will be required to include any income or gain or exclude any deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting, or use of an improper method of accounting, for a taxable period that ends on or prior to the Closing Date, or otherwise from an action taken prior to the Closing; (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into prior to the Closing; (C) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring prior to the Closing; (D) any installment sale or open transaction disposition made prior to the Closing; or (E) any deferred revenue or prepaid amount received on or prior to the Closing Date outside the Ordinary Course of Business. The Company has not made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(k)Each of the Acquired Companies uses the accrual method of accounting for U.S. federal income Tax purposes.

(l)None of the Acquired Companies has a permanent establishment (as defined in any applicable Tax treaty or convention), an office or fixed place of business, or otherwise is or has been subject to Tax, in any country other than the country in which it is organized.

(m)The Company is and always has been since the date of its formation a domestic corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes. Section 3.8(l) of the Disclosure Schedule sets forth the entity classification of each of the other Acquired Companies for U.S. federal income Tax purposes.

(n)There is no material property or obligation of the Acquired Companies, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts, that is, or is reasonably expected to become, escheatable or reportable as unclaimed property to any Governmental Entity under any applicable escheatment or unclaimed property Laws.

(o)Each of the Acquired Companies has, in all material respects, collected, remitted and reported to, the appropriate Tax authority all sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax Laws.

(p)None of the Acquired Companies has (A) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (B) failed to properly comply with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, (C) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, or (D) sought, or intends to seek, a covered loan under Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(q)Neither the execution of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement will (either alone or together with any other event) result in any payment or benefit that would be, individually or in combination with any other payment or benefit, characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax law).  There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate any Employee for Taxes paid pursuant to Section 4999 of the Code and the regulations thereunder or any similar state Law.

(r)No compensation is includable in the gross income of any service provider of the Company as a result of the application of Section 409A of the Code.  Each nonqualified deferred compensation plan is and has been in material documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance (including notices, rulings, and proposed and final regulations)

issued with respect thereto.  There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliate is a party or by which it is bound to compensate, gross up, indemnify or otherwise reimburse any Employee for Taxes paid pursuant to Section 409A of the Code and the regulations thereunder or any similar state Law.

3.9Restrictions on Business Activities

. There is no Contract (non-competition or otherwise), commitment or Order to which the Company or any of its Subsidiaries is a party or which is otherwise binding upon the Company or any of its Subsidiaries (or any of their respective assets) which has the effect of (a) prohibiting or materially impairing (i) any business practice of the Company or any of its Subsidiaries as currently conducted as of the Agreement Date or as of the Closing, as applicable, (ii) any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, or (iii) the conduct of business by the Company or any of its Subsidiaries, including the ability of the Company or any of its Subsidiaries to operate in any geography of the world or with any Person, including any Contract that contains covenants of non-competition, rights of first refusal or negotiation, non-solicitation of customers, and exclusive dealings arrangements or (b) otherwise limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, none of the Company nor any of its Subsidiaries has entered into any Contract under which the Company or any of its Subsidiaries is restricted from selling, licensing, delivering or otherwise distributing or commercializing any products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.

3.10Title to Properties; Absence of Liens; Condition and Sufficiency of Assets

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(a)None of the Company nor any of its Subsidiaries owns any real property.

(b)Section 3.10(b) of the Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, or other agreements granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries for the operation of its business (the “Leased Real Property”), including all amendments and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound. There is not, under any of such Lease Agreements, any existing default (or event which with notice or lapse of time, or both, would constitute a default) which would be materially adverse to the operation of the business of the Company or any of its Subsidiaries, and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. None of the Company nor any of its Subsidiaries has received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(c)Each of the Company and its Subsidiaries has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Interim Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Interim Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford each of the Company and its Subsidiaries, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens.

(d)The assets and properties owned, leased and licensed by the Company or its Subsidiaries constitute all of the assets and properties (other than Intellectual Property, which is covered by

Section 3.11) that are necessary for the Company and its Subsidiaries to conduct, operate and continue the conduct of the business of the Company and its Subsidiaries, as currently conducted.

(e)All material machinery, equipment, and other tangible assets of the Acquired Companies (other than real property) currently being used in the conduct of the business of the Acquired Companies have been maintained in all material respects in accordance with generally accepted industry practice (giving due account to the age and length of use and ordinary wear and tear), are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put. No maintenance of such assets has been materially deferred by the Acquired Companies.

3.11Intellectual Property

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(a)Section 3.11(a) of the Disclosure Schedule contains a correct, current, and complete list of all Company IP Registrations, specifying as to each, as applicable: the title, mark, or design; the record owner, if any; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, or application serial number; the issue, registration, or filing date; and the current status.

(b)Section 3.11(b) of the Disclosure Schedules contains a correct, current, and complete list of all material Company IP Agreements, specifying for each, the date, title, and parties thereto, and separately identifying the Company IP Agreements: (i) under which the Company or any if its Subsidiaries is a licensor and grants license rights to any Person to any Company Intellectual Property (except for non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business); (ii) under which the Company or any if its Subsidiaries is a licensee and is granted license rights to the Intellectual Property of any Person (other than agreements with a third party for commercially available software having annual fees of less than $25,000 per year and non-exclusive licenses granted in the Ordinary Course of Business); and (iii) which otherwise relate to the Company’s or any if its Subsidiaries’ development or acquisition of Intellectual Property (other than employment-related agreements). Company has made available to Buyer correct and complete copies of all Company IP Agreements, including all material amendments and supplements thereto. Each Company IP Agreement is valid and binding on the Company and its Subsidiaries, as applicable, in accordance with its terms and is in full force and effect. Neither the Company, any of its Subsidiaries nor any other party thereto has provided or received any written notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement.

(c)The Company or any if its Subsidiaries is the sole and exclusive legal and beneficial, and with respect to the material Company IP Registrations, record, owner of all right, title, and interest in and to the Company Intellectual Property, free and clear of Liens other than Permitted Liens, and, has a valid and enforceable right to use all other material Intellectual Property used in or necessary for the conduct of the Company’s or any if its Subsidiaries’ business as currently conducted. The Company or a Subsidiary has entered into written Contracts with each employee and independent contractor who has contributed to the invention, creation, or development of any Intellectual Property during the course of employment or engagement with the Company or any if its Subsidiaries whereby such employee or independent contractor (i) acknowledges the Company's exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company or its Subsidiaries; (ii) grants to the Company or its Subsidiaries a present assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Law. All assignments and other instruments necessary to establish, record, and perfect the Company’s or its Subsidiaries’

ownership interest in the material Company IP Registrations have been executed, delivered, and filed with the relevant Governmental Entities and authorized registrars.

(d)Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or require the consent of any other Person in respect of, the Company’s or its Subsidiaries’ right to own or use any Company Intellectual Property and Intellectual Property granted to the Company or its Subsidiaries under the Company IP Agreements, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)All of the Company Intellectual Property are subsisting, valid and enforceable. The Company and its Subsidiaries have taken commercially reasonable and necessary steps to maintain and enforce the Company Intellectual Property and to preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements. All required filings and fees related to the material Company IP Registrations have been timely submitted with and paid to the relevant Governmental Entities and authorized registrars.

(f)Since December 31, 2018, the conduct of the Company and its Subsidiaries’ business as conducted during such time, including the use of the Company Intellectual Property have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(g)Since December 31, 2018, there have been no Legal Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or threatened in writing (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, or other violation by the Company or its Subsidiaries of the Intellectual Property of any Person; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Intellectual Property or the Company’s or its Subsidiaries’ right, title, or interest in or to any Company Intellectual Property; or (iii) by the Company or any of its Subsidiaries, alleging any infringement, misappropriation, or other violation by any Person of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has Knowledge of any facts or circumstances that could reasonably be expected to give rise to any such Legal Proceeding. Neither the Company nor any of its Subsidiaries is subject to any Order that restricts or impairs the use of any Company Intellectual Property in any respect.

3.12Agreements, Contracts and Commitments

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(a)Except for any Benefit Plan, this Agreement, the Related Agreements and the Contracts specifically identified on Section 3.12 of the Disclosure Schedule, as of the Agreement Date, none of the Company nor any of its Subsidiaries is a party to, bound by or uses the benefits of any of the following Contracts:

(i)any Contract involving aggregate consideration in excess of $250,000 payable by the Company or any Subsidiary and which, in each case, cannot be cancelled by the Company or any Subsidiary without penalty or without more than 90 days’ notice;

(ii)any Contract that requires the Company or any Subsidiary to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(iii)any Contract that provides for the indemnification by the Company or any Subsidiary of any Person, or the assumption of any Tax, environmental or other Liability of any Person;

(iv)any Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) in the past five (5) years;

(v)all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any Subsidiary is a party;

(vi) (A) any form of employment, contractor or consulting Contract with any Employee, consultant or independent contractor and any individual agreements that materially deviates from the applicable form; (B) any Contract to grant any severance, change of control payments, retention bonus, or termination pay (in cash or otherwise) to any Employee; (C) each employment agreement or offer letter that is not immediately terminable at-will by the Company or any Subsidiary without advance notice, severance, or other cost or liability, and which provide for annual compensation in excess of $250,000; (D) any form bonus or commission plan, or any bonus agreements or commission agreements with any Employee, and the schedule of bonus or commission commitments made to Employees; or (E) any separation agreement, settlement agreement with any Employee or other Person, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity, (1) pursuant to which claims for harassment or discrimination were released; or (2) under which the Company or any of its Subsidiaries has any outstanding Liability;

(vii)any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (other than any Contract related to (x) intercompany Indebtedness between or among the Acquired Companies, or (y) any accounts receivable incurred in the Ordinary Course of Business;

(viii)any Contract with any Governmental Entity to which the Company or any Subsidiary is a party;

(ix)any Contract pursuant to which the Company or any of its Subsidiaries is bound to or has committed to provide any product or service to any third party on a most favored nation basis or similar terms;

(x)any Contract to which the Company or any Subsidiary is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(xi)any Contract between or among the Company or any Subsidiary, on the one hand, and any Affiliates (other than the Company or any such Subsidiary), on the other hand, that will not be terminated effective as of the Closing Date (other than employment, incentive, compensatory and similar agreements, and Charter Documents);

(xii)all collective bargaining agreements or Contracts with any Union to which the Company or any Subsidiary is a party;

(xiii)any Contract or plan, any of the benefits of which shall become payable, be increased, or the vesting of benefits of which shall be accelerated, as a result of the occurrence of any of the transactions contemplated by this Agreement;

(xiv)any Affiliated Professional Entity Agreement;

(xv)any Contract with a Top Supplier;

(xvi)Contracts with the top ten (10) Company Payment Programs, as measured by the net revenue under such Contracts for the twelve (12)-month period ending December 31, 2021;

(xvii)any Contract required to be disclosed on Section 3.9 of the Disclosure Schedule; and

(xviii)any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened or reasonably anticipated Legal Proceeding, in each case, which involves payment of, or an ongoing obligation to pay, more than $100,000 or that imposes any material obligations on the Company that will continue after the Closing.

(b)The Company has made available correct and complete copies of each Contract required to be disclosed pursuant to Sections 3.9 and 3.12. For the purposes of this Agreement, each of the foregoing Contracts referenced in this subsection 3.12(b) as well as any Contracts entered into subsequent to the Agreement Date and prior to the Closing Date that would have been required to be disclosed pursuant to Sections 3.9 and 3.12 if such Contract had been in effect as of the Closing Date, shall each be a “Material Contract” and collectively are the “Material Contracts.”

(c)Each of the Company and its Subsidiaries has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged in writing to be in material default in respect of, any Material Contract. Each of the Material Contracts is valid, binding and enforceable against the Company or its Subsidiaries (to the extent such entity is a party to such Material Contract and assuming that such Material Contract was duly and validly authorized, executed and delivered by the other Persons party thereto), and is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Laws affecting the rights of creditors generally and rules of Law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries, or to the Knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or material event of default under any Material Contract; or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. None of the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice or other written or, to the Company’s Knowledge, oral communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has heretofore made available to Buyer (1) correct and complete copies of each written Material Contract, and (2) summaries of each oral Material Contract, together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto.

3.13Interested Party Transactions

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(a)Except as set forth on Section 3.13(a) of the Disclosure Schedule, no officer, director or manager of the Acquired Companies, or, to the Knowledge of the Company, any Company

Stockholder (nor, to the Knowledge of the Company, none of the members, directors, officers, employees, Affiliates or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act)) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any entity (other than an Acquired Company) which furnished or sold, or furnishes or sells, services, products, or technology that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell; (ii) any interest in any entity (other than an Acquired Company) that purchases from or sells or furnishes to the Acquired Companies, any goods or services; (iii) any financial interest in, or is a party to, any Contract to which the Acquired Companies is a party (except for any Contract relating to employment, normal compensation or welfare benefits provided for services as an officer, director or employee of any Acquired Company); (iv) is the beneficiary of any management or other fees paid by any of the Acquired Companies; or (v) is indebted to or has borrowed money from or lent money to, or is a guarantor or indemnitor of any Acquired Company (other than any such indebtedness, guarantee or indemnity that will be discharged or extinguished at or prior to Closing); provided, that ownership of no more than five percent (5%) of the outstanding voting securities of a publicly traded entity shall not be deemed to be an “interest in any entity” for purposes of this Section 3.13. No Interested Party holds any Company Securities (other than Company Options under the Company Equity Plan) the vesting of which shall accelerate upon the consummation of the transactions contemplated by this Agreement.

(b)All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any of its Subsidiaries that were entered into on or after the inception of such Acquired Company, have been on an arms’-length basis on terms no less favorable to the Company or any of its Subsidiaries than would be available from an unaffiliated party.

3.14Company Authorizations

. The Acquired Companies hold each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates, provides any services or holds any interest in any of their properties; or (b) which is required for the operation of the business of the Company or any of its Subsidiaries as currently conducted or the holding of any such interest, in each case, except for any consent, license, permit, grant or other authorization the lack of which would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (collectively, the, “Company Authorizations”). All of the Company Authorizations have been issued or granted to the Company or any of its Subsidiaries, are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct its business or hold any interest in its properties or assets. Except for instances of noncompliance that would not be or reasonably be expected to be material to the Acquired Companies, individually or in the aggregate, each of the Company and its Subsidiaries is in compliance with all such Company Authorizations, and as of the Closing Date shall have applied for and not been denied any required renewals of such Company Authorizations.

3.15Litigation

.

(a)Except as set forth on Section 3.15(a) of the Disclosure Schedule, (i) there is no Legal Proceeding of any nature pending, or to the Knowledge of the Company, threatened in writing, against the Company, any of the Company’s Subsidiaries, or any of their respective properties or assets (tangible or intangible) or any of the officers, directors or managers of the Company or any of its Subsidiaries (in their capacities as such) and (ii) in the past three (3) years, there were no such Legal Proceedings which were reasonably expected to be material to the Acquired Companies, taken as a whole. To the Knowledge of the Company, during the past three (3) years, no Governmental Entity has challenged or investigated the legal right of the Company or any of its Subsidiaries to conduct its respective operations as presently or previously conducted or as currently contemplated to be conducted. To the Knowledge of the Company, during the past three (3) years, there is no Legal Proceeding of any nature pending or threatened in writing, against any Person who has a contractual right or a right pursuant to laws of the State of Delaware to indemnification from the Company or any of its Subsidiaries related to facts and events existing prior to the Effective Time.

(b)Except as set forth on Section 3.15(b) of the Disclosure Schedule, as of the Agreement Date, none of the Company nor any of its Subsidiaries has any Legal Proceeding of any nature pending against any other Person.

3.16Environmental, Health and Safety Matters

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(a)The Company and each Subsidiary is currently and has been for the past five (5) years in compliance in all material respects with all Environmental Laws and has not received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)The Company and each Subsidiary has obtained and is in compliance in all material respects with all Environmental Permits (each of which is disclosed in Section 3.16(b) of the Disclosure Schedules) necessary for the ownership, lease, operation or use of the business or assets of the Company or any Subsidiary and all such Environmental Permits are in full force and effect in accordance with Environmental Law. With respect to any such Environmental Permits, neither the Company nor any of its Subsidiaries has received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same.

(c)To the Knowledge of the Company, no real property currently or formerly owned, operated or leased by the Company or any Subsidiary is listed on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)To the Knowledge of the Company, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the business or assets of the Company or any Subsidiary or any real property currently or formerly owned, operated or leased by the Company or any Subsidiary, and neither the Company nor any Subsidiary has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company or any Subsidiary (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material, in each case, which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, the Company or any Subsidiary.

(e)Section 3.16(e) of the Disclosure Schedules contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks owned or operated by the Company or any of its Subsidiaries at the Leased Real Property.

(f)To the Knowledge of the Company, Section 3.16(f) of the Disclosure Schedules contains a complete and accurate list of all off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or any of its Subsidiaries, and to the Knowledge of the Company, none of these facilities or locations has been placed on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither the Company nor any of its Subsidiaries in the past four (4) years has received any Environmental Notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company or any of its Subsidiaries.

(g)Neither the Company nor any of its Subsidiaries has retained or assumed, by contract, any material unresolved liabilities or obligations of third parties under Environmental Law.

(h)The Company has provided or otherwise made available to Buyer and listed in Section 3.16(h) of the Disclosure Schedules any and all material environmental reports, studies, audits, records, sampling data, site assessments and other similar material documents with respect to the business or assets of the Company or any of its Subsidiaries or any currently or formerly owned, operated or leased real property which were prepared in the last four (4) years and are in the possession or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Materials.

3.17Brokers’ and Finders’ Fees

. Except as set forth on Section 3.17 of the Disclosure Schedule, none of the Company nor any of its Subsidiaries has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor shall Buyer or the Company or any of its Subsidiaries incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.18Employee Benefits

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(a)Section 3.18(a) of the Disclosure Schedules contains a true and complete list of each material Benefit Plan.  A “Benefit Plan” is any pension, benefit, retirement, supplemental retirement, compensation, employment, individual consulting, profit-sharing, nonqualified deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, salary continuation, accrued leave, sick leave, vacation, paid time off (PTO), health, medical, vision, dental, disability, life insurance, accidental death and dismemberment, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program, practice, Contract or arrangement, in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, and each voluntary employees’ benefits association (VEBA) within the meaning of Section 501(c)(9) of the Code which is maintained, sponsored, contributed to, or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director, retiree, individual independent contractor or individual consultant of the Company or any of its Subsidiaries or any spouse or dependent of such individual, or under which the Company or any of its Subsidiaries has any Liability (including on account of an ERISA Affiliate). The Company has separately identified in Section 3.18(a) of the Disclosure Schedules each Benefit Plan that contains a change in control provision providing for a payment on change of control.  Neither the Company nor any of its Subsidiaries maintains, sponsors, or contributes to, nor has any Liability for, any International Benefit Plan.

(b)With respect to each material Benefit Plan, the Company has made available to Buyer accurate, current and complete copies of each of the following, to the extent applicable: (i) where the Benefit Plan has been reduced to writing, the current plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any current trust agreements or other funding arrangements; (iv) copies of the current summary plan description. summaries of material modifications thereto; (v) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the IRS; (vi) in the case of any Benefit Plan for which a Form 5500 must be filed, a copy of the three most recently filed Form 5500, with all corresponding schedules and financial statements attached; (vii) actuarial valuations and reports related to any Benefit Plans with respect to the three most recently completed plan years; (viii) the nondiscrimination tests performed under the Code for Benefit Plans for the last three plan years; and (ix) copies of material notices or letters or other non-routine correspondence from the IRS, Department of Labor, Department of Health and Human Services, Pension Benefit Guaranty Corporation or other Governmental Entity relating to the Benefit Plan within the past three (3) years.

(c)Each Benefit Plan and any related trust has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and any applicable local Laws), in each case, in all material respects. Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the IRS, or with respect to a prototype or volume submitter plan, can rely on an opinion letter from the IRS to the prototype plan or volume submitter plan sponsor, to the effect that such Qualified Benefit Plan is so qualified, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan.  With respect to any Benefit Plan there has been no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, or any breach of fiduciary duty (as determined under ERISA)) that has subjected or would reasonably be expected to subject the Acquired Companies to a penalty under Section 502 of ERISA or to a tax or penalty under Sections 4975 through 4980 of the Code.

(d)No Benefit Plan is a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), no Benefit Plan that has been maintained or contributed to within the last six (6) years is subject to Title IV of ERISA, and no Benefit Plan that is a pension plan which is subject to minimum funding requirements, in which employees of the Company or its Subsidiaries or any ERISA Affiliate participate or have participated has an “accumulated funding deficiency”, whether or not waived, or is subject to a lien for unpaid contributions under Section 303(k) of ERISA or Section 430(k) of the Code. No Benefit Plan covering employees of the Company or any of its Subsidiaries which is a defined benefit plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than 80%. All benefits, contributions and premiums relating to each Benefit Plan that are due have been timely paid in accordance with the terms of such Benefit Plan and all applicable Laws.

(e)Neither the Company nor any of its Subsidiaries (i) has incurred or reasonably expects to incur, either directly or indirectly, any material Liability under Title IV of ERISA or related provisions of the Code relating to any Benefit Plan; (ii) has failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) has withdrawn from any Multiemployer Plan or incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied; (iv) has engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; (v) has incurred taxes under Section 4971 of the Code with respect to any Benefit Plan; (vi) maintains or participates in a multiple employer welfare arrangements as defined in Section 3(40) of ERISA (MEWA), (vii) maintains or participates in a Section 501(c)(9) VEBA, or (viii) maintains or participates in a “multiple employer plan” within the meaning of Section 413(c) of the Code.

(f)Each Benefit Plan which is a group health plan (within the meaning of Section 5000(b)(1) of the Code or Section 733(a)(1) of ERISA) complies in all material respects with and has been maintained and operated in all material respects in accordance with each of the applicable requirements of ERISA and the Code, including COBRA and the Patient Protection and Affordable Care Act of 2010 (“PPACA”).  No event has occurred, and no condition or circumstance exists, that has caused the Company to incur or that could reasonably be expected to result in a material violation of PPACA with respect to a Benefit Plan or subject the Company to any material Liability for penalties or excise Taxes under Code Sections 4980B, 4980D, 4980H, 6721 or 6722 (including with respect to any requirement to timely file PPACA information returns with the IRS or provide statements to participants under Section 6056 or 6055 of the Code or state law requirements as applicable).

(g)Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree health benefits to any individual, and neither the Company nor any of its Subsidiaries has any Liability to provide post-termination or retiree health benefits to any individual.

(h)There is no pending or, to the Company's Knowledge, threatened Legal Proceeding relating to a Benefit Plan (other than routine claims for benefits), no “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any Benefit Plan, and no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

3.19Employment Matters

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(a)Except as would not result in a material liability to the Acquired Companies, each individual who is classified by the Company or any Subsidiary as an independent contractor is properly classified as an independent contractor.

(b)Except as set forth in Schedule 3.19(b) of the Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of compensation (including stock-based compensation) due to any such individual; (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend, or terminate any Benefit Plan; or (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan.

(c)Section 3.19(c) of the Disclosure Schedules contains a list of all persons who are employees of the Company and its Subsidiaries as of March 25, 2022, including any employee who is on a leave of absence of any nature, paid or unpaid, and sets forth for each such individual the following: (i) employee identification number; (ii) title or position (including whether full-time or part-time); (iii) hire date; (iv) current annual base compensation rate or regular hourly rate; (v) target commission, bonus or other cash-based compensation opportunity; (vi) exempt or non-exempt status; and (vii) service location. As of the date hereof, all compensation, including wages, commissions, bonuses and other compensation, payable to all employees of the Company or any of its Subsidiaries for services performed in the past three (3) years have been paid in full.

(d)As of the date hereof, all compensation, including commissions, fees and other compensation, payable to all independent contractors or consultants of the Company or any of its Subsidiaries for services performed in the past three (3) years have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions or fees.

(e)Neither the Company nor any of its Subsidiaries is, and has not been for the past three (3) years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any employee of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. In the past three (3) years there has been no actual or threatened strike, slowdown, work stoppage, lockout, or other similar labor disruption or dispute affecting the Company, or any of its Subsidiaries with respect to its employees. Neither the Company nor any of its Subsidiaries has any duty to bargain with any Union with respect to its employees.

(f)The Company and each Subsidiary is and has been during the prior three (3) years in compliance with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave, layoffs, furloughs, and unemployment insurance.

(g)The Company or each of its Subsidiaries is in compliance with and for the past three (3) years, has complied in all material respects with all immigration laws, including Form I-9 requirements and any applicable mandatory E-Verify obligations.

(h)Except as set forth in Section 3.19(h) of the Disclosure Schedules, during the three (3) years preceding the Agreement Date, there is and has been no material Legal Proceedings against the Company or any of its Subsidiaries, and there are no Legal Proceedings or material claims pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant or individual independent contractor of the Company or any of its Subsidiaries including any charge, investigation or claim relating to unfair labor practices, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, employee classification (i.e., as employees versus independent contractors. or as exempt versus non-exempt employees), child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers' compensation, leaves of absence, paid sick leave, unemployment insurance or any other employment related matter arising under applicable Laws.

(i)Except as set forth in Section 3.19(i) of the Disclosure Schedule, during the prior three (3) years the Company and its Subsidiaries have not implemented any plant closings or layoffs of employees that would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or any state or local analogy.  The Company and its Subsidiaries represent that for the past three (3) years, they have complied in all material respects with the WARN Act or similar state or local Laws.

(j)The Company and its Subsidiaries do not have any written obligations or agreements to indemnify any person for violation of any restrictive covenant, and, to the Companies’ Knowledge, no person is subject to any non-compete, nondisclosure, or similar contracts in conflict with such employee’s work for the Company or its Subsidiaries.

(k)The Company and each Subsidiary of the Company is in compliance with all mandatory quarantine, isolation, “shelter in place”, “stay at home”, social distancing, shut down, closure, state or county health officer order, published occupational health standard, or any other Law in connection with or in response to COVID-19 applicable to any location in which the Company or any Subsidiary of the Company operates, except where the failure to be in compliance has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  Except as set forth in

Section 3.19(k) of the Disclosure Schedules, neither the Company or any of its Subsidiaries has taken any of the following actions or implemented or undertaken any of the following changes with respect to the service or compensation of the employees or any independent contractors in response to COVID-19: (a) announced, implemented or effected any reduction-in-force, lay-off, furlough or other program resulting in the termination of employment of employees (other than terminations of individual employees in the ordinary course of business consistent with past practice); or (b) increased or decreased the compensation or benefits of any employee or independent contractor.

(l)To the Knowledge of the Company, no allegations of sexual harassment, sexual misconduct, discrimination or retaliation while employed by, or providing services to, the Company or any Subsidiary of the Company have been made during the prior three (3) years, or to the Company’s Knowledge, threatened, (i) against any current or former officer, director, manager, or supervisor of the Company or of any Subsidiary of the Company; or (ii) by any Employee of the Company or any Subsidiary of the Company. To the Knowledge of the Company, in the past three (3) years, neither the Company nor any of its Subsidiaries has disciplined or terminated any Employee, entered into any settlement agreement, or conducted any investigation, in each case, related to allegations of sexual harassment, sexual misconduct or retaliation by or regarding any current or former Employee.  To the extent required by applicable Law, each of the Company and its Subsidiaries has established and distributed to its Employees a written policy against harassment and a complaint procedure, and it has required all Employees to complete anti-harassment training in compliance with applicable Law.

3.20Insurance

. Section 3.20 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of the Company or any of its Subsidiaries (other than any Benefit Plan), including the type of coverage, the carrier, and the term of such policies and the annual premiums. There are no pending claims, nor have there been any claims made in accordance with the terms of the underlying insurance policy in the last three (3) years, for which an insurance carrier has denied or threatened to deny coverage. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, shall be paid if incurred prior to the Closing Date), and the Company and each of its Subsidiaries is otherwise in material compliance with the terms of such policies and bonds.

3.21Compliance with Laws

. Each of the Company and its Subsidiaries is and has been, for the past three (3) years, in compliance in all material respects with all Laws and Orders applicable to such Person and any of such Person’s business, properties or assets. During the three (3) year period preceding the Agreement Date, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral, notice to the effect that a Governmental Entity claimed or alleged that the Company or any of its Subsidiaries was not in compliance in all material respects with all Laws or Orders applicable to the Company and its Subsidiaries and any of its business, properties, or assets. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to the violation of any Laws.

3.22Export Control and Sanctions Laws

. For each of the past five (5) years, (a) the Company and each of its Subsidiaries has conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations in other countries in which the Company or any Subsidiary of the Company conducts business (the “Sanctions and Export Laws”); (b) none of the Company nor any

Subsidiary of the Company has engaged in any transactions or dealing s with, or exported any products, technology, or services to, (i) any country or territory that is subject to a U.S. Government embargo (currently, Cuba, Iran, North Korea, Syria, and the Crimea Region) (collectively, the “Embargoed Countries”); (ii) any instrumentality, agent, entity, or individual that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any governmental entity of, any Embargoed Country; or (iii) any individual or entity identified on any list of designated and prohibited parties maintained by the U.S. Government, the United Kingdom, or the European Union, including the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Commerce Department (collectively, the “Prohibited Party List”) in violation of any applicable Sanctions and Export Laws; and (c) none of the Company nor any Subsidiary of the Company nor any of their respective actual or beneficial owners appear on a Prohibited Party List. Without limiting the foregoing: (A) the Company and each Subsidiary of the Company has for each for the past three (3) years obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (B) the Company and each Subsidiary of the Company is in compliance with the terms of all applicable Export Approvals, (C) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Subsidiary of the Company with respect to such Export Approvals, (D) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary of the Company’s export transactions that would reasonably be expected to give rise to any future claims and (E) no Export Approvals for the transfer of export licenses to Buyer or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost. None of the Company nor any Subsidiary of the Company nor any of their respective officers, directors, managers or employees are or have been in the past five (5) years the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to violations of export control and sanctions laws and regulations.

3.23Anti-Corruption Laws

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(a)None of the Company nor any of its Subsidiaries, nor any director or officer, employee, nor to the Knowledge of the Company, any agent of any of the Company or any of its Subsidiaries (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has in the past five (5) years directly or indirectly made, offered, promised, authorized, solicited, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to or from any Person, including a “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended), foreign political party or official thereof, or candidate for foreign political office, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained; (iv) to improperly influence or induce any act or decision, or (v) to secure any improper advantage, in each case in material violation of any applicable Anti-Corruption Law.

(b)To the Knowledge of the Company, none of the Company nor any of its Subsidiaries or any of their respective directors, officers, or employees are or have been in the past five (5) years the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the Anti-Corruption Laws, and to the Knowledge of the Company and its Subsidiaries, no such investigations or inquiries are threatened.

3.24Suppliers, Customers and Payors

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(a)Section 3.24(a) of the Disclosure Schedule sets forth a correct and complete list of: (i) (w) the fifteen (15) most significant ordering customers (which includes physicians or medical facilities) of the Acquired Companies, taken as a whole, as measured by the dollar value of net revenue from such ordering customers on a consolidated basis for the twelve (12)-month period ending December 31, 2021 (collectively, the “Top Customers”); and (x) the aggregate net revenue from each Top Customer during such period; (ii) (y) the fifteen (15) most significant suppliers of the Acquired Companies, taken as a whole, as measured by the dollar value of net purchases from such suppliers for the twelve (12)-month period ending December 31, 2021 (collectively, the “Top Suppliers”); and (z) the aggregate dollar amount of purchases from each Top Supplier during such period; and (iii) the twenty-five (25) most significant Company Payment Programs, as measured by estimated net revenue from such Company Payment Program for the twelve (12)-month period ending December 31, 2021 (collectively, the “Top Payors”).

(b)As of the Agreement Date, none of the Company nor any of its Subsidiaries has received any written notice, letter, complaint or other communication from any Top Supplier or Top Customer to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries in a manner that is, or is reasonably likely to be, adverse to the Company or any of its Subsidiaries, or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any of its Subsidiaries in any manner that is, or is reasonably likely to be, adverse to the Company or any of its Subsidiaries.

3.25Compliance with Health Care Laws

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(a)Except as set forth in Section 3.25(a) of the Disclosure Schedules, the Company and its Subsidiaries have for the past three (3) years complied in all material respects, and are now complying, in all material respects, with all Health Care Laws. No circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would reasonably be expected to constitute or result in a material violation by the Company or any of its Subsidiaries of, or a material failure on the part of the Company or any of its Subsidiaries to comply with, any Health Care Law applicable to the Company, its Subsidiaries or any assets owned or used by the Company or any of its Subsidiaries, or would give rise to any material obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.  Neither the Company nor any of its Subsidiaries has, in the past three (3) years, received any written notice from any Governmental Entity to the effect the Company or any of its Subsidiaries was not, are not or may not be, in compliance with any Health Care Law that has not been resolved to the applicable Governmental Entity’s satisfaction without the imposition of any fines or penalties.

(b)Except as set forth in Section 3.25(b) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is, nor for the past three (3) years has it been, a party to any corporate integrity agreement, deferred prosecution agreement, non-prosecution agreement, monitoring agreement, consent decree, settlement agreement, side letter, memorandum of understanding, or similar agreement with a Governmental Entity relating to any Health Care Law. As of the Agreement Date, to the Company’s Knowledge, the Office of Inspector General for the United States Department of Health and Human Services is not seeking to impose a corporate integrity agreement on the Company or any of its Subsidiaries in connection with any Legal Proceeding.  Neither the Company nor or any of its Subsidiaries is, nor for the past three (3) years has been, subject to any Legal Proceeding related to material compliance with, or otherwise involving, any Health Care Law, other than ordinary course audits, inspections or surveys. No Legal Proceeding alleging any violation of any Health Care Law by the Company or any of its Subsidiaries has, to the Knowledge of the Company, been threatened against the Company or any of its Subsidiaries.

Except as set forth in Section 3.25(b) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is a defendant or named party in any unsealed or, to the Knowledge of the Company, sealed qui tam action filed under the False Claims Act.

(c)Neither the Company nor any Subsidiary, nor, to the Knowledge of the Company, any owner, director, member, manager, officer, employee, or contractor, nor any person or entity with an “affiliation” with the Companies as defined by 42 C.F.R. § 424.502 has (i) been convicted of, charged with, indicted, or investigated for a Federal Health Care Program related offense, or for a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances; (ii) appeared on the List of Excluded Individuals/Entities maintained by the Office of Inspector General for the Department of Health and Human Services or in the Excluded Parties List System maintained by the General Services Administration, and, to the Knowledge of the Company, no such action is threatened or pending; (iii) been excluded or suspended from participation in any Government Reimbursement Program, or been debarred, suspended, or are otherwise ineligible to participate in any Government Reimbursement Program; (iv) has been notified in writing by a Governmental Entity of any material inquiry, investigation, or similar proceeding instituted by any Governmental Entity, been disciplined or sanctioned, or had discipline or sanctions proposed, by any Governmental Entity or (v) to the Knowledge of the Company, has engaged in any activity likely to result in mandatory or permissive exclusion, suspension, or disbarment from any Government Reimbursement Program.

(d)As of the Agreement Date, the Company and each of its Subsidiaries meet the applicable material requirements of participation, coverage, and enrollment imposed by Third Party Payor Programs in which the Company and its Subsidiaries participate (collectively, “Company Payment Programs”). The Company and its Subsidiaries have not received, in the past three (3) years, any written notice of any action from any Company Payment Program, either to revoke, limit, or terminate its participation for cause.  No event has occurred that, with the giving of notice, the passage of time, or both, would constitute grounds for revoking, limiting, or terminating the Company’s or any of its Subsidiaries’ participation in any Company Payment Program.  The Company and its Subsidiaries have never received notice of default of any provision under any agreement with a Company Payment Program, and, to the Knowledge of the Company, the other parties thereto are not in default of any material provision thereunder.  There is no pending, concluded, or threatened Legal Proceeding related to the Company’s or any of its Subsidiaries’ participation in any Company Payment Program. Neither the Company nor any of its Subsidiaries has submitted, or caused to be submitted, any claim for payment to any Third Party Payor Program in material violation of any Health Care Law. The Company and its Subsidiaries have timely paid or made provision to pay any overpayment received from any Governmental Entity or Third Party Payor Program.

(e)Each employee and contractor of the Company and its Subsidiaries providing professional services to patients is duly licensed, certified, registered, and qualified as required by applicable Health Care Law and is qualified to provide such services by each Governmental Entity having jurisdiction over the provision of such services.  No suspension, cancellation, revocation, withdrawal, modification, restriction, probation or non-renewal of any such employee or contractor license or qualification is pending or threatened. To the Knowledge of the Company, there are no Legal Proceedings pending or threatened relating to any employee or contractor license or qualification, except for routine audits or reviews.

(f)The Company and each Subsidiary is in compliance in all material respects with all requirements, including attestation and reporting requirements, related to any grant or loan funds received as a result of the COVID-19 pandemic, including through the CARES Act Provider Relief Fund or the Centers for Medicare and Medicaid Services Accelerated and Advance Payment Program.

(g)The Company and each Subsidiary does not control, direct, require, or reward, directly or indirectly, referrals for any products or services ordered by any Person.  With respect to the business of the Company and its Subsidiaries, neither the Company, nor any of its Subsidiaries, directors, officers, employees, consultants or agents, has, directly or indirectly, given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official, employee or other Person in the past three (3) years.

(h)The Company maintains and has maintained, a compliance program including policies and procedures reasonably designed to cause the Company and its Subsidiaries and their respective directors, officers, employees, and agents to be in compliance with, to the extent applicable, all Health Care Laws.  The Company and each of its Subsidiaries and all of their respective directors, officers, employees, and agent are in compliance in all material respects with the Company’s and each Subsidiaries’ compliance programs.

(i)The Company and each of its Subsidiaries is, and has for the past three (3) years have been, in compliance in all material respects with HIPAA. The Company and its Subsidiaries have the necessary agreements with its “business associates” as such term is defined by and as such agreements are required by HIPAA. The Company and its Subsidiaries have, for the past three (3) years, consistently made its “Notice of Privacy Practices” (as defined under HIPAA) available to patients and conspicuously posted its Notice on all websites owned or operated by Company or its Subsidiaries. For the past three (3) years, the Company and its Subsidiaries has undertaken periodic risk assessments and provided periodic workforce training, each as required under HIPAA. In the past three (3) years, no actions have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (A) by any person alleging a violation of HIPAA or such person’s privacy rights or (B) by any Governmental Entity related to Company or any of its Subsidiaries compliance with HIPAA. The Company and its Subsidiaries maintains systems, policies and procedures to respond to “Security Incidents” (as defined under HIPAA) and complaints alleging violations of HIPAA and to identify and report all “Breaches” of “Unsecured Protected Health Information” (each as defined under HIPAA) in accordance with Company’s and its Subsidiaries’ legal and contractual obligations.

(j)Except as set forth on Section 3.25(j) of the Disclosure Schedule, neither the Company nor any Subsidiary has experienced any “Breach,” as such term is defined under HIPAA, affecting more than five hundred individuals. The Company has provided the Buyer with true and correct copies of all of its reports of all Breaches, regardless of size, to the Office for Civil Rights for the past three (3) years.

(k)To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or has in the past three (3) years been under investigation or audit, by any Person or Governmental Entity, arising out of an actual or alleged information blocking incident, nor has any Person or Governmental Authority in the past three (3) years alleged any breach of contract or non-compliance with Laws related to an information blocking incident.

3.26PPP Loans

. Neither the Company nor any of its Subsidiaries have applied for or obtained any loans in connection with Section 1102 of the CARES Act or otherwise in relation to the program commonly referred to as the “Paycheck Protection Program”.

3.27Privacy and Data Security

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(a)The use and dissemination by the Company or its Subsidiaries of any Personal Data within the prior three (3) years is in compliance in all material respects with the Company or any Subsidiary’s privacy policies and terms of use, relevant industry standards, all applicable Laws, and all

Contracts to which the Company or any of its Subsidiaries is bound.  Neither the Company nor any of its Subsidiaries collect, possess, or process any Personal Data which is subject to the data protection laws, privacy laws, or any similar laws of any jurisdiction outside of the United States. No Personal Data is transmitted or otherwise provided by the Company or any of its Subsidiaries to any third party electronically except by a secure, encrypted means.  Neither the Company nor any of its Subsidiaries engages in any processing or disclosure of Personal Data that would be considered a “sale” or the “selling” of Personal Data under any applicable Laws.

(b)The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy and each maintain administrative, technical and physical safeguards that are commercially reasonable and, in any event, in material compliance with all applicable Laws, and all Contracts to which the Company or any of its Subsidiaries is bound.  The Company and its Subsidiaries have complied in all material respects with the terms of all Contracts to which the Company or any of its Subsidiaries is a party relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage, or safeguarding of Personal Data). The Company and its Subsidiaries have contractually required its and their third-party service providers who access, use, process, or further disclose Personal Data to comply with the Company or any Subsidiary’s privacy policies and all applicable Laws.

(c)Except as set forth on Schedule 3.27(c) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary has experienced any “breach” or “breach of security” as those terms are defined under applicable Law (including HIPAA), either affecting the Personal Data of more than 500 individuals, or otherwise requiring notification to individuals and/or regulatory authorities (except for those breaches disclosed to Buyer in annual reports made to the Office for Civil Rights); (ii) no notice has been provided to the Company by any Person of any security breach or incident relating to Personal Data and (iii) no Person (including any Governmental Entity) has commenced any action relating to the Company’s or any Subsidiary’s information privacy or data security practices, or to the Knowledge of the Company, threatened in writing any such action or made any complaint, investigation, or inquiry relating to such practices.

(d)In the past three (3) years, the Company and its Subsidiaries have at least annually performed a security risk assessment, penetration test, and a privacy impact assessment (if required) and obtained an independent vulnerability assessment performed by a recognized third-party audit firm. The Company and each Subsidiary has used commercially reasonable efforts to address and remediate all “critical” threats and deficiencies identified in each such assessment.

(e)All material Company IT Systems owned or used by or on behalf of the Company or any of its Subsidiaries (i) are sufficient in all material respects for the current operations of the respective businesses of the Company and the operations of the Company after Closing consistent with operations immediately prior to Closing; (ii) operate without any material defect, malfunction, unavailability or error; and (iii) are reasonably secure against unauthorized access, intrusion, tampering, impairment, disruption, computer virus and malfunction. In the past three (3) years, there has been no: (A) breach of the Company IT Systems or successful unauthorized incidents of access, use, disclosure, modification or destruction of information or interference with systems operations (including denial-of-service or other cyber incident, ransomware attack, or malware) in all or any portion of the Company IT Systems, including any such breach or incident that requires notice to any Person; or (B) unauthorized disclosure, access, destruction, use, modification or other exploitation of any confidential information in the possession, custody or control of the Company or any of its Subsidiaries.  In the past three (3) years, there has been no malfunction, failure, continued substandard performance, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in material disruption or damage to the business of the Company that has not been remedied. The Company and its Subsidiaries have taken commercially reasonable steps consistent with applicable Law to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements.

(f)The Company and its Subsidiaries have implemented and maintained (or, where applicable, have required their vendors, processors, or other third parties acting for or on behalf of the Company or any of its Subsidiaries, to maintain), consistent with commercially reasonable and industry practices, applicable Laws, and in compliance with Contracts, reasonable security measures designed to protect the Company IT Systems from viruses and similar malware, and the Company IT Systems and all Personal Data maintained by the Company or any of its Subsidiaries from unauthorized physical or virtual access, use, modification, acquisition, disclosure, disposal or other misuse. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with applicable Laws, and have tested such plans and processes no less than annually.  Such plans and processes have been found to be adequate in connection with such testing.

(g)The Company and its Subsidiaries have taken commercially reasonable steps consistent with applicable Law to limit access to Personal Data to (i) those employees of the Company and each Subsidiary and third-party vendors providing services to or on behalf of the Company or any Subsidiary who have a need to know such Personal Data in the execution of their duties to the Company or any Subsidiary, and (ii) such other Persons permitted to access such Personal Data in accordance (in all material respects) with the privacy policies and terms of use, all applicable Laws, and all Contracts to which the Company and each Subsidiary is bound.

3.28Books and Records

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(a)The Company has made available to Buyer correct and complete copies of (i) all documents identified on the Disclosure Schedule, and (ii) the Charter Documents, each as currently in effect. The minute books of each of the Company and its Subsidiaries for the last three (3) years (which have previously been provided to Buyer) contain a correct summary of all meetings of directors and of the Company Stockholders or actions by written consent during such time, and reflect all transactions referred to in such minutes accurately in all material respects.

(b)For the last three (3) years, each of the Company and its Subsidiaries has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records of the Company (collectively, the “Books and Records”) that are correct in all material respects and fairly reflect, in all material respects, the business activities of each of the Company and its Subsidiaries. None of the Company nor any of its Subsidiaries has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. The minute books and other Books and Records of the Acquired Companies are in the possession of the Company and the other Acquired Companies.

3.29Accounts Receivable

. The accounts receivable reflected on the Interim Balance Sheet and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Company or any Subsidiary involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid claims of the Company and its Subsidiaries in the Ordinary Course of Business except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole and (c) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company and its Subsidiaries, are fairly stated in accordance with GAAP. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company and its Subsidiaries have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.30No Other Representations or Warranties

. Except for the representations and warranties contained in Article III, any Related Agreement or the certificate delivered under Section 7.2(c), neither the Company nor any other Person makes any other representation or warranty, express or implied, at law or in equity, in respect of the Company or its Subsidiaries, or the business and operations or the assets of the Company or its Subsidiaries. Neither the Company nor any other Person makes any representation or warranty of merchantability, title, non-infringement, usage, suitability or fitness for any particular purpose with respect to their assets, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition (other than as represented and warranted in Article III and the certificate delivered under Section 7.2(c)), and Buyer and Merger Sub shall rely solely on their own examination and investigation of the Acquired Companies’ businesses and assets as well as the representations and warranties of the Company set forth in Article III and the certificate delivered under Section 7.2(c).

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Each of Buyer and Merger Sub hereby represents and warrants as of the Agreement Date and as of the Closing Date (except to the extent any such representation or warranty expressly relates to a different date (in which case as of such date)) to the Company as follows:

4.1Organization

. Each of Buyer and Merger Sub is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation or incorporation, as applicable. Each of Buyer and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties to carry on its business as it is now being conducted.

4.2Authority and Enforceability

. Each of Buyer and Merger Sub has all requisite corporate or other legal power and authority, as applicable, to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Buyer and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, as applicable, on the part of Buyer and Merger Sub. This Agreement and any Related Agreements to which any of Buyer and Merger Sub is a party have been, or (in the case of the Related Agreements executed after the Agreement Date) as of the Effective Time, shall be, duly executed and delivered by Buyer and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto constitute, or (in the case of Related Agreements executed after the Agreement Date) shall constitute when executed and delivered, the valid and binding obligations of Buyer and Merger Sub, as the case may be, enforceable against each of Buyer and Merger Sub, as the case may be, in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally; and (b) general principles of equity.

4.3Consents; No Conflict

. Except as set forth on Section 4.3 of the Disclosure Schedule, assuming the truth and accuracy of the representations and warranties of the Company set forth in Section 3.5, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Buyer and Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, (ii) compliance with and filings under the HSR Act, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, Buyer’s or Merger Sub’s ability to perform or comply with the covenants, agreements or obligations of Buyer or Merger Sub herein or to consummate the transactions contemplated by this Agreement in accordance with this Agreement and applicable Law. The execution and delivery by each of Buyer and Merger Sub of this Agreement and any Related Agreement to which it is a party, and the consummation by each of Buyer and Merger Sub of the transactions contemplated hereby and thereby, shall not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) (a) the Buyer Organizational Documents, (b) any note, bond, mortgage, indenture, Contract or other instrument or obligation to which Buyer or Merger Sub is a party or (c) any Law or Order applicable to Buyer or Merger Sub, other than, in the case of clauses (b) and (c), such conflicts, violations or defaults as would not, individually or in the aggregate, reasonably be expected to (i) result in a Material Adverse Effect with respect to Buyer, or (ii) prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.

4.4Litigation

. There is no Legal Proceeding or Order pending (or, to the knowledge of Buyer and Merger Sub, being threatened) against Buyer or Merger Sub, that challenges, or that may reasonably have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

4.5Sufficiency of Funds

. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to (x) make payment of (a) the Total Merger Consideration, (b) any other amounts payable by Buyer pursuant to Section 2.2, and (c) all other amounts to be paid or repaid by Buyer (including any fees and expenses) under this Agreement and the Related Agreements (whether payable on or after the Closing), and (y) consummate the transactions contemplated by this Agreement.

4.6Brokers’ and Finders’ Fees

.  Except for Piper Sandler & Co., none of the Buyer nor Merger Sub has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.7No Foreign Person

.  Buyer is not (i) a “foreign person” or “foreign entity” (as such terms are defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof), or (ii) controlled by a “foreign person”.

4.8No Prior Activities of the Merger Sub

. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

4.9Solvency

. Assuming that (i) the representations and warranties of the Company contained in this Agreement are true in all material respects at and immediately after the Effective Time and (ii) that the conditions to Closing set forth in Article VII are satisfied or waived in accordance with the terms herein, after giving effect to the Merger and the other transactions contemplated hereby, the Surviving Corporation (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its debts as they become absolute and matured); (b) will have adequate capital with which to engage in its business; and (c) will not have incurred and does not immediately plan to incur debts beyond its ability to pay as they become absolute and matured.

4.10No Other Representations or Warranties

. Except for the representations and warranties contained in Article IV, any Related Agreement or the certificate delivered under Section 7.3(b), neither Buyer, Merger Sub nor any other Person makes any other representation or warranty, express or implied, at law or in equity, on behalf of Buyer or Merger Sub, or the business and operations or the assets of Buyer and Merger Sub.

Article V

STOCKHOLDER AND TAX MATTERS

5.1Tax Matters

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(a)Cooperation. The parties hereto shall cooperate in good faith, as and to the extent reasonably requested, and the requesting party’s cost and expense, in connection with the filing of any Tax Returns with respect to the Acquired Companies’ operations and any pending or threatened audits, Legal Proceedings or assessments with respect thereto or to Taxes owed by the Acquired Companies. Such cooperation shall include the retention and (upon the relevant party’s request) the provision of records and information in such party’s possession that are reasonably relevant to any such audit or Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. In furtherance of the foregoing, prior to the Closing, the Company agrees to reasonably cooperate with Buyer and provide any relevant information within its possession that is reasonably requested by Buyer and is reasonably necessary for Buyer to determine the limitations, if any, on any of the Acquired Companies’ net operating loss carryforwards under Sections 382, 383 and 384 of the Code. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Stockholder Representative or any Acquired Company be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Buyer or its Affiliates (other than income Tax Returns of the Acquired Companies for taxable periods, or portions thereof, ending on or prior to the Closing Date).

(b)Transfer Taxes. All Transfer Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne by Buyer. Buyer shall prepare and file all related Tax Returns, and each of Buyer and the Stockholder Representative shall cooperate in connection with any such filings.

(c)End of Tax Year; Tax Elections. The parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Acquired Companies for all Tax purposes, and Buyer shall cause the Company to join Buyer’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-76(h)) effective on the day after the Closing Date. Buyer and its Affiliates shall not, and shall cause the Acquired Companies not to, make any election under Code Section 338 or Code Section 336 (or any similar provision under state, local, or non-U.S. Law) with respect to the transactions contemplated by this Agreement.

(d)No Tax Shelter. None of Buyer, Merger Sub, the Company or any of their Affiliates shall take any action that would cause the Merger to constitute part of a transaction that is the same as, or substantially similar to, the “intermediary transaction tax shelter” described in IRS Notices 2001-16 and 2008-111.

(e)Post-Closing Actions.  Without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed, until the Total Merger Consideration is finally determined pursuant to Section 2.8 and any disputes described in Section 2.8 are fully resolved, Buyer and its Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, (i) file any Tax Returns with respect to the Surviving Corporation or its Subsidiaries for a Pre-Closing Tax Period in a manner inconsistent with past practice or in a jurisdiction where the Surviving Corporation and its Subsidiaries, as applicable, have not historically filed Tax Returns, unless required by applicable Law, (ii) amend, or re-file any Tax Returns with respect to the Surviving Corporation or its Subsidiaries for a Pre-Closing Tax Period, (iii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Surviving Corporation or any of its Subsidiaries, (iv) make or change any Tax election that has retroactive effect to a Pre-Closing Tax Period of the Surviving Corporation or its Subsidiaries, (v) initiate discussions or examinations with Tax authorities or make any voluntary disclosures regarding Taxes of the Surviving Corporation or its Subsidiaries with respect to any Pre-Closing Tax Period, (vi) compromise, concede or settle any Tax liability of the Surviving Corporation or its Subsidiaries with respect to a Pre-Closing Tax Period, or (vii) change any Tax annual accounting period or adopt or change any Tax accounting method.

5.2Allocation Schedule

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(a)The Company shall prepare and deliver to Buyer a spreadsheet (the “Allocation Schedule”) at least three (3) Business Days prior to the Closing, which Allocation Schedule shall set forth all of the information (in addition to the other required data and information specified therein) set forth on Schedule A hereto, as of immediately prior to the Closing.

(b)The Allocation Schedule shall be accompanied by reasonably detailed back-up documentation for the calculations contained therein. The Company shall make available to Buyer and its Representatives reasonable access to the books and records and Employees of the Company and each of its Subsidiaries as Buyer may reasonably request in connection with its review of the Allocation Schedule, and will otherwise reasonably cooperate in good faith with Buyer’s and its Representatives review and shall take into consideration in good faith any comments of Buyer on the Allocation Schedule, it being understood that Buyer shall have no approval rights or liability with respect to the estimates or calculation therein. Notwithstanding the foregoing, in no event will any of Buyer’s rights be considered waived, impaired or otherwise limited as a result of Buyer not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Allocation Schedule, as applicable.

5.3Indemnification of Directors and Officers of the Company

.

(a)During the period ending six (6) years after the Effective Time, the Surviving Corporation or its successors shall, or Buyer shall cause the Surviving Corporation, its Subsidiaries, or their respective successors to, fulfill their obligations to indemnify or exculpate and advance expenses to the present and former members of the board of directors, present and former managers and present and former officers, in each case, of the Company and each of its Subsidiaries (such directors, managers and officers being herein called the “Company Indemnitees”) to the maximum extent permitted by Law, pursuant to the terms of the Charter Documents as in effect on the Agreement Date and any indemnification agreements between the Company or any of its Subsidiaries and such Company Indemnitees set forth on Section 5.3(a) of the Disclosure Schedule (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Buyer and the Surviving Corporation or their respective successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Charter Documents or the terms of the applicable indemnification agreement, and (ii) shall not be deemed to release any Company Indemnitee who is also an officer, manager or director of the Company or any of its Subsidiaries from his or her obligations pursuant to this Agreement or any Related Agreement. The indemnification, liability limitation, exculpation or advancement of expenses provisions of the Company and its Subsidiaries’ Charter Documents shall not be amended, repealed or otherwise modified for a period of six (6) years from and after the Closing Date in any manner that would adversely affect the rights thereunder of the Company Indemnitees who, as of the Closing or at any time prior to the Closing, were directors, officers or managers of the Company or its Subsidiaries. Neither Buyer nor any Acquired Company shall settle, compromise or consent to the entry of any judgment in any actual or threatened Legal Proceeding in respect of which indemnification has been or could be sought by a Person hereunder unless such settlement, compromise or judgment includes an unconditional release of such Person from all Liability arising out of such Legal Proceeding.

(b)Prior to the Effective Time, Buyer shall purchase and fully pay for an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage that shall provide the Company Indemnitees with coverage, with respect to matters occurring prior to the Closing, for six (6) years following the Effective Time of not less than the existing coverage and have other terms not less favorable in the aggregate to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). Buyer shall not, and shall cause the Surviving Corporation to not, take any action to eliminate such D&O Tail Policy. At or prior to the Closing, Buyer shall provide a copy of the D&O Tail Policy to the Stockholder Representative, along with written confirmation from the insurance provider that the D&O Tail Policy will be bound at Closing.

(c)Buyer, Merger Sub and the Company hereby acknowledge (on behalf of themselves and their respective Subsidiaries) that the Company Indemnitees under this Section 5.3 may have certain rights to indemnification, advancement of expenses and/or insurance provided by current shareholders, members, or other Affiliates of the stockholders or their respective shareholders (“Indemnitee Affiliates”) separate from the indemnification obligations of the Acquired Companies hereunder. The parties hereto agree (i) that the Acquired Companies are the indemnitors of first resort with respect to such matters (i.e., its obligations to the Company Indemnitees under this Section 5.3 are primary and any obligation of any Indemnitee Affiliate to advance expenses or to provide indemnification for the same expenses or Liabilities incurred by the Company Indemnitees under this Section 5.3 are secondary); (ii) that right to indemnification and advancement of expenses by Buyer or the Acquired Companies shall be determined without regard to any rights the Company Indemnitees may have (including under this Section 5.3) against any Indemnitee Affiliate; and (iii) that the parties hereto (on behalf of themselves and their respective Subsidiaries) irrevocably waive, relinquish and release the Indemnitee Affiliates from any and all claims against the Indemnitee Affiliates for contribution, subrogation or any other recovery of any kind in respect thereof.

(d)Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.3 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.3 applies without the consent of such affected Company Indemnitee, it being understood and agreed that the Company Indemnitees are intended to be express third party beneficiaries of this Agreement.

(e)If Buyer, the Surviving Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person in one or a series of related transactions, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer, the Surviving Corporation or any of their respective Subsidiaries shall assume the obligations set forth in this Section 5.3; provided, that any assumption by operation of law shall be deemed to be proper provision for purposes of this Section 5.3(f).

Article VI

ADDITIONAL AGREEMENTS

6.1Conduct of the Business of the Company

. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to, except to the extent (w) expressly required by applicable Law, (x) as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (y) expressly contemplated or required by this Agreement or the Related Agreements; or (z) set forth on Section 6.1 or Section 6.2 of the Disclosure Schedule, conduct its business in the Ordinary Course of Business and use its commercially reasonable efforts to (a) preserve intact its present business organization and keep available the services of its officers and employees; (b) maintain in effect all Company Authorizations; (c) maintain in all material respects its assets and properties; and (d) maintain in all material respects the present commercial relationships with its customers, lenders, suppliers, lessors and others having material business relationships with it.

6.2Restrictions on Conduct of the Business

. Without limiting the generality or effect of the provisions of Section 6.1 and subject to applicable Law, except as (a) expressly set forth on Section 6.2 of the Disclosure Schedule; (b) expressly provided otherwise in this Agreement or the Related Agreements or (c) consented to in advance in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to:

(a)amend its Charter Documents or equivalent organizational or governing documents;

(b)merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, except for purchases from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service and issuances in connection with the exercise of any Company Options that are outstanding as of the Agreement Date;

(d)except in the Ordinary Course of Business, (i) enter into, amend, renew or modify any Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract; (ii) violate, terminate, renew, amend or modify (including entering into any new Contract with such party or otherwise) or waive any of the terms of its Material Contracts; or (iii) enter into, amend, renew, modify or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company or any of its Subsidiaries in any material respect, (B) impair the ability of the Company or the Stockholder Representative to perform their respective obligations under this Agreement, or (C) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated hereby;

(e)issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt;

(f)(i) hire, or offer to hire, any additional (A) officers or employees at the level of director or higher with annual compensation greater than $150,000 or (B) any consultants or independent contractors with annual compensation or fee rates greater than $150,000, in each case, other than pathologists with annual compensation greater than $425,000; (ii) terminate the employment or materially reduce the compensation of any officer or employee at the level of director or higher of the Company or any Subsidiary of the Company other than for cause; (iii) except for entry into employment or consulting agreements with new hires permitted by clause (f)(i) hereto, enter into, amend or extend the term of any employment or consulting agreement, bonus arrangement, severance agreement, retention bonus, or change of control agreement with, or Company Option held by, any officer, director, manager, employee, consultant or independent contractor; (iv) enter into any Contract with a labor organization or collective bargaining agreement (unless required by Law); or (v) implement any plant closing, mass layoff or any other employment action that could reasonably incur WARN Act obligations;

(g)make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person (other than an Acquired Company), or forgive or discharge in whole or in part any outstanding loans or advances;

(h)except for non-exclusive licenses granted in the in the Ordinary Course of Business, transfer, sell, or license to any Person any rights to any material Intellectual Property, or transfer or provide a copy of any source code to any Person, other than providing access to source code to current employees and consultants or other third parties engaged by the Company or any Subsidiary of the Company involved in the development of the Company products on a need to know basis in the Ordinary Course of Business);

(i)enter into any agreement with respect to the development of any material Intellectual Property with a third party;

(j)except in the Ordinary Course of Business, change pricing charged by the Company or any Subsidiary of the Company to its customers or licensees;

(k)abandon, let lapse or take (or fail to take) any other action regarding any item of Company IP Registrations, other than prosecution activities pertaining to registration, maintaining, perfecting and renewing Company IP Registrations in the Ordinary Course of Business;

(l)enter into any license, distribution, reseller, OEM, joint venture, joint marketing or any similar arrangement or agreement (other than nonexclusive arrangements entered in the Ordinary Course of Business);

(m)sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its properties or assets, other than in the Ordinary Course of Business, or enter into any Contract with respect to the foregoing;

(n)incur any indebtedness for borrowed money, other than indebtedness under the Existing Credit Agreement to be repaid at the Closing, or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(o)except in the Ordinary Course of Business, enter into any new commitment to make capital expenditures, capital additions or capital improvements in excess of $100,000, in the aggregate, that is not contemplated by the Company’s capital expenditure budget as in existence on the date hereof;

(p)materially change the amount of, or terminate, any insurance coverage;

(q)(i) adopt, establish, enter into, terminate, discontinue or amend any Benefit Plan, except in each case as required under ERISA, applicable Law, or in the Ordinary Course of Business or as necessary to maintain the qualified status of such plan under applicable Law; (ii) accelerate the payment, funding or vesting of any compensation or benefits of any Employee or any employee of any Subsidiary of the Company, except as specifically contemplated by this Agreement or to the extent such amount would be included in the Closing Transaction Expense Amount; (iii) pay any bonus or other incentive compensation to any Employee; provided, that the foregoing shall not restrict the Acquired Companies from making ordinary course annual compensation increases or annual bonus payments; provided, further, the foregoing shall not restrict the Acquired Companies from paying any bonuses to the extent such amount would be included in the Closing Transaction Expense Amount; or (iv) increase the compensation or benefits of any Employee at the level of director or higher (other than, with respect to clauses (iii) and (iv), pursuant to preexisting plans, policies or Contracts that have been made available to Buyer);

(r)except as specifically contemplated by this Agreement or to the extent such amount would be included in the Closing Transaction Expense Amount, grant or pay, or enter into any Contract providing for the granting or payment of any severance, change of control, retention or termination pay or benefits to any Person (other than payments or benefits provided pursuant to preexisting plans, policies or Contracts that have been disclosed to Buyer and are set forth on Section 6.2(r) of the Disclosure Schedule);

(s)settle or agree to settle any pending or threatened lawsuit or other dispute (i) resulting in an obligation of any Acquired Company to pay more than $100,000 in respect of compromising or settling such dispute, (ii) that admits liability or consent to material non-monetary relief or (iii) that will or would reasonably be expected to impose material ongoing obligations on the Acquired Companies, taken as a whole, following the Closing;

(t)acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any fixed assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, partnership or strategic alliance;

(u)make, change or revoke any Tax election, adopt or change any Tax accounting method or period, amend any Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law), commence any voluntary disclosure application with respect to Taxes, apply for any Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than any extension attributable to filing a Tax Return on extension in the Ordinary Course of Business), or surrender any right to claim a Tax refund;

(v)enter into any agreement for the purchase or sale or lease of any real property;

(w)change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable, otherwise than in the Ordinary Course of Business), except in each case as required by changes in GAAP or Law; or

(x)take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (w).

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall (i) prevent any Acquired Company from taking or failing to take any Outbreak Measures or any reasonable action that is taken in good faith in response to COVID-19; provided, that in each case, (i) such actions are reasonably necessary in the good faith determination of the Company to preserve the continuity of the business of the Company and its Subsidiaries and/or the health and safety of their respective employees and (ii) the Company shall, to the extent reasonably practicable, inform Buyer of any such actions following the taking thereof. Nothing in this Section 6.2 is intended to or shall cause Buyer or Merger Sub to directly or indirectly control the Company or any of its Subsidiaries in violation of Antitrust Law.

6.3No Solicitation

.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will not, and will cause its Subsidiaries not to, and the Company will not authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, willingly encourage others to solicit, or willingly encourage, facilitate or accept any discussions, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person (other than Buyer, Merger Sub and their Representatives) any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iii) agree to, accept, approve, endorse or recommend any Acquisition Proposal; or (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal. The Company will, and will cause its Subsidiaries and its and their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal, and (B) immediately revoke or withdraw access of any Person (other than Buyer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any of its Subsidiaries in connection with an Acquisition Proposal and request from each Person (other than Buyer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any of its Subsidiaries previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or its Subsidiaries’ Representatives, in his, her or its capacity as such, takes any action that the Company is obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.3.

(b)The Company shall as promptly as practicable (but in any event, within 24 hours) notify Buyer in writing after receipt by the Company (or, to the Knowledge of the Company, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that the Person is considering making an Acquisition Proposal, or (iv) any request for non-public information relating to the Company or any of its Subsidiaries or for access to any of the properties, books or records of the Company or any of its Subsidiaries by any Person or Persons other than Buyer and its Representatives reasonably expected to be in connection with a potential Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal. Notwithstanding anything to contrary herein, the Company shall be permitted to promptly notify such Person or Persons in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Acquired Companies that prohibits it from considering the Acquisition Proposal for as long as this Agreement remains in effect, and the Company shall provide a copy of such notice to Buyer. The Company shall keep Buyer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto.

6.4Access to Information

.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, upon reasonable notice, (i) the Company shall afford Buyer and its Representatives reasonable access to the properties, personnel, books, Contracts and records (other than client and customer records) of the Company and each of its Subsidiaries during normal business hours (in a manner so as to not unreasonably interfere with the normal business operations of any Acquired Company); and (ii) the Company shall provide to Buyer and its Representatives correct and complete copies of the Company’s and each of its Subsidiaries’ Tax Returns and work papers relating to Taxes; provided, that no such access (or related activities or investigations) shall include any environmental or other intrusive or subsurface sampling, testing, investigation or analysis; provided, further that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (1) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (2) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (3) access would, in light of Outbreak Measures, jeopardize the health and safety of any officer or employee of the Company; (4) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, or (5) any documents specifically concerning the transactions contemplated by this Agreement or the sale process relating to such transactions. In such event, the Company shall give notice to Buyer of the fact that it is withholding such information or documents and thereafter the Company shall reasonably cooperate with Buyer to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate any of clauses (1) through (5). Notwithstanding the foregoing, the Company shall provide Buyer and its Representatives reasonable access to client and customer records, but only in accordance with the terms of the Clean Team Agreement. All of such information contemplated hereunder shall be treated as confidential information pursuant to the terms of the Confidentiality Agreement and the Clean Team Agreement, as applicable, the provisions of which are incorporated herein by reference. The Company may elect to limit, or cause any Acquired Company to limit, based on advice of counsel that disclosure of the applicable information would be in violation of Contract or if the Acquired Company reasonably determines that the applicable information is competitively sensitive, disclosure of such information to certain Persons designated as a “clean team” by Buyer pursuant to the Clean Team Agreement (which Persons must be reasonably acceptable to the Company pursuant to the Clean Team Agreement).

(b)No information obtained by Buyer during the pendency of the Merger in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.5Closing Efforts

.

(a)Each party hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with any inquiry by any Governmental Entities relating to the transactions contemplated under this Agreement; provided, however, that subject to the terms of this Section 6.5, Buyer shall direct all strategy related to the HSR process. Without limiting the generality of anything contained in this Section 6.5, each party hereto shall give the other parties hereto prompt notice of any pending or threatened request, inquiry, investigation, action or legal proceeding brought by a Governmental Entity, or brought by a third party before any Governmental Entity, in each case with respect to the transaction contemplated under this Agreement under any Antitrust Laws (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each party hereto shall (i) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (ii) promptly inform the other parties of any communication to or from the Federal Trade Commission, Department of Justice or any other Governmental Entities in connection with any such request, inquiry, investigation, action or legal proceeding (and if in writing, furnish the other party with a copy of such communication), (iii) provide the other with a reasonable opportunity to review in advance and cooperate with the other parties and consider in good faith the views of the other parties hereto in connection with any communication, analysis, appearance, presentation, memorandum, brief, argument, opinion, written submission or proposal to be made or submitted to any Governmental Entity, (iv) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Entity with respect to the Agreement, and (v) except as may be prohibited by any Governmental Entities or by any law, provide advance notice of and permit authorized representatives of the other party hereto to be present at each meeting, videoconference or teleconference with any Governmental Entity and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entities.

(b)Buyer and Company shall make an appropriate response to any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities in connection with obtaining the Antitrust Approvals.  In addition, Buyer will cooperate in good faith with the Governmental Entities and undertake promptly any and all action required to obtain all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods under the HSR Act, including agreeing to take, and causing its Affiliates to take, all actions, and to do, and cause their respective Affiliates to do, all things (and their “reasonable best efforts” shall expressly include such actions and things) that are necessary, proper or advisable, or as may be required by any Governmental Entity to expeditiously (and in no event later than three (3) Business Days prior to the End Date) consummate the transactions contemplated by this Agreement.  In connection with, and without limiting the foregoing, and notwithstanding anything to the contrary in this Agreement, each of Buyer and Merger Sub agree to promptly take any and all steps necessary to avoid or eliminate each and every impediment under the HSR Act or applicable Antitrust Laws that may be asserted by any Governmental Entity so as to enable the parties to close the transactions contemplated by this Agreement as promptly as possible, including (A) divesting, selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of, assets, categories of assets, operations, customers, product lines, or businesses of Buyer, Merger Sub, or its Affiliates, (B) proposing, taking, or agreeing to take any actions that may limit the freedom of action of the Buyer, Merger Sub, or its Affiliates with respect to, or the ability of Buyer or Merger Sub to retain one (1) or more of its assets, categories of assets, operations, customers, product lines, or businesses, and (C) terminating, modifying, amending or assigning existing relationships and contractual rights and obligations as may be required to obtain any approval or consent of any Governmental Entity or to obtain the expiration or termination of the waiting period under the HSR Act or any other Antitrust Law, and, in each case, to propose, negotiate, enter, or offer to enter, into agreements and stipulate to the entry of an Order or file appropriate applications with any Governmental Entity in connection with any of the foregoing (provided, that none of Buyer, Merger Sub or any Affiliate shall be obligated to take any actions unless the taking of such action is conditioned upon the consummation of the transactions contemplated by this Agreement).

(c)If any Legal Proceeding is instituted (or threatened to be instituted) to prohibit the transactions contemplated by this Agreement, Buyer and the Company will jointly use their reasonable best efforts to avoid the institution of any such action or proceeding and to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent decree, judgment, injunction or other order that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement (it being understood that the foregoing obligation of Buyer and Company will cease in the event a permanent decree, judgment, injunction or other order is issued or is in effect that is non-appealable and prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement).

(d)Except as specifically required by this Agreement, neither Buyer nor Merger Sub shall, or shall permit their Affiliates to, directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, Orders or other approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Merger; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Merger.

6.6Notification of Certain Matters

.

(a)Each of Buyer and the Company shall give prompt notice to the other of the occurrence or non-occurrence of any event that is reasonably likely to cause the failure of any of the conditions set forth in Article VII; provided, that the delivery of any notice pursuant to this Section 6.6(a) shall not limit or otherwise affect any remedies available to Buyer or the Company; provided, however, that no disclosure by Buyer or the Company pursuant to this Section 6.6(a) shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any misrepresentation, breach of representation or warranty or breach of any covenant.

(b)The Company shall give Buyer prompt notice of any communication from any Governmental Entity (i) relating to the Merger, (ii) indicating that a Company Authorization is or to the Knowledge of the Company, about to be revoked, or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to an Acquired Company (following the Effective Time) or the Company and its Subsidiaries, taken as a whole.

6.7Section 280G

.

(a)The Company shall use reasonable efforts to obtain and deliver to Buyer prior to the initiation of the requisite stockholder approval procedure under Section 6.7(b), a parachute payment waiver (the “Parachute Payment Waiver”), from each Person who the Company reasonably believes could be, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)), as determined in accordance with Section 280G, and who might otherwise have received, receive or have the right or entitlement to receive a Section 280G Payment (as defined below), to the extent the value thereof equals or exceeds three times such Person’s “base amount” determined in accordance with Section 280G, unless the 280G Stockholder Approval (as defined below) is obtained pursuant to Section 6.7(b).

(b)Prior to the Closing, the Company shall submit to the Company Stockholders, for approval by such Company Stockholders holding the number of shares of stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a proposal to render the parachute payment provisions of Section 280G inapplicable to all Section 280G Payments. “Section 280G Payments” means any payments or benefits provided pursuant to Benefit Plans or other plans, programs, arrangements or Contracts that might reasonably be expected to result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that causes the payments or benefits to not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code. Prior to delivery of documents to the stockholders in connection with the stockholder approval contemplated by this Section 6.7(b), the Company shall provide Buyer and its counsel with a reasonable opportunity (but, in any event, no less than three (3) Business Days prior to such delivery) to review and comment on all documents to be delivered to the stockholders in connection with such stockholder approval. Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Prior to the Closing, the Company shall deliver to Buyer written notification and documentation reasonably satisfactory to Buyer that (i) a vote of the holders of Company Common Stock was solicited in conformance with Section 280G and was obtained with respect to any payments and benefits that were subject to the stockholder vote (the “280G Stockholder Approval”); or (ii) the 280G Stockholder Approval was not obtained and as a consequence, that such payments and benefits shall not be made or provided (or shall be returned) to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Common Stock pursuant to this Section 6.7(b). To the extent that any arrangements are entered into at the direction of Buyer or between Buyer and its affiliates, on the one hand, and a disqualified individual, on the other hand, following the date hereof (“Buyer Arrangements”), the Company shall include such Buyer Arrangements in the parachute payment calculations so long as Buyer has provided such Buyer Arrangements at least ten (10) Business Days prior to the Closing.  For the avoidance of doubt, if any Buyer Arrangement is not provided at least ten (10) Business Days prior to the Closing, then compliance with this Section 6.7 shall be determined as if such Buyer Arrangement had not been entered into.

6.8Confidentiality

. The parties hereto acknowledge that Parent and the Company have previously executed that certain Confidentiality Agreement, dated as of May 14, 2021, by and between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. Subject to the provisions of Section 6.9, at no time shall any party hereto or any of its Affiliates or Representatives disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the other parties hereto; provided, that nothing shall prevent an Avista Seller (or its Affiliates) from providing general information about the subject matter of this Agreement in connection with its fundraising, marketing, informational or reporting activities of the kind customarily provided with respect to investments of this nature (including disclosures with respect to investment multiples, returns on investment, rates of return and other customary financial performance metrics related to such Avista Seller’s investment in the Company). Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms (i) to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and (ii) to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with applicable Law and the rules of the primary exchange on which such party is then listed, so long as the party required to make such disclosure shall confer with Buyer and the Stockholder Representative concerning the timing and content of such disclosure before the same is made. For the avoidance of doubt, Buyer may make any announcements or filings necessary, in Buyer’s sole discretion, with the U.S. Securities and Exchange Commission or The NASDAQ Stock Market LLC in connection with this Agreement and the transactions contemplated hereby; provided, that Buyer shall confer with the Stockholder Representative concerning the content of such announcement or filing before the same is made. The Stockholder Representative, Buyer and Merger Sub hereby agree to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though such party were a party thereto.

6.9Public Disclosure

. Subject to the provisions of Section 6.8, so long as this Agreement is in effect, none of the parties hereto nor its Representatives shall issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, without the prior written consent of Buyer and the Stockholder Representative; provided, that a party hereto may, without further consent of the other parties hereto, make statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, that are consistent with (and do not otherwise include or refer to any terms or conditions that are not otherwise contained in) public statements with respect to this Agreement, the Related Agreements or the transactions contemplated hereby or thereby, including the Merger, that have previously been made by any party hereto in accordance with the provisions of this Agreement.

6.10Reasonable Best Efforts

. Except as otherwise expressly set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII, obtaining consents of all Governmental Entities and the expiration or termination of all applicable waiting periods under applicable Antitrust Laws necessary to consummate the transactions contemplated hereby), and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement.

6.11Termination of 401(k) Plans

. If Buyer provides written notice to the Company no later than five (5) Business Days prior to the Closing Date of its request to terminate the 401(k) Plans, then effective as of at least the day immediately preceding the Closing Date but contingent on the occurrence thereof, the Company shall adopt written board resolutions terminating all Benefit Plans that are Code Section 401(k) plans (the “401(k) Plans”). The Company shall provide Buyer with copies of such board resolutions evidencing that such 401(k) Plans have been terminated (effective no later than the day immediately preceding the Closing Date). The form and substance of such resolutions shall be subject to review and approval by Buyer at least three (3) Business Days prior to the Closing Date, which approval shall not be unreasonably withheld, conditioned or delayed. To the extent the 401(k) Plans are terminated pursuant to this Section 6.11, Buyer shall establish or make available to Continuing Employees a replacement 401(k) Plan in which such Continuing Employees are eligible to participate effective as of the Closing Date and shall cause such plan to accept rollovers of account balances (including outstanding plan loans) of Continuing Employees from the 401(k) Plan, at the Continuing Employee’s election.

6.12Consents

.

(a)The Company shall, upon Buyer’s request and using forms reasonably acceptable to Buyer, use commercially reasonable efforts to obtain prior to the Closing, and deliver to Buyer at or prior to the Closing, all consents, waivers and approvals under each Contract or Government Reimbursement Program enrollment listed or described on Section 6.12(a) of the Disclosure Schedule. For the avoidance of doubt, (i) the receipt of such consents, waivers or approvals shall not be deemed as a condition to Closing and (ii) nothing in this Agreement shall require the Company or any of its Affiliates, directly or indirectly, to make any concessions or pay any amounts to third parties in order to obtain such consents, waivers or approvals.

(b)The Company shall give all notices and other information required to be given to the Employees of the Company or any of its Subsidiaries, any labor organizations or other representative representing any group of Employees of the Company or any of its Subsidiaries, or any applicable Governmental Entity, under the WARN Act, the National Labor Relations Act, as amended, the Code, or COBRA and applicable equivalent state laws, in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, the provision of such notices and information shall not be deemed as a condition to Closing.

6.13Terminated Agreements

. Prior to the Closing, the Company shall cause each of the Contracts set forth on Schedule B attached hereto (the “Terminated Agreements”) to be terminated, effective as of and contingent upon the Closing, including by sending all required notices, such that each such agreement shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise) such that the Surviving Corporation shall not have any Liability under any Terminated Agreement following the Closing Date.

6.14Resignation of Officers and Directors

. Prior to the Closing, unless Buyer confirms otherwise, the Company shall have caused each officer, manager and director set forth on Section 1.5(a)(iii) of the Disclosure Schedule of each of the Acquired Companies to execute a Resignation Letter, effective as of the Effective Time.

6.15Expenses

. Whether or not the Merger is consummated, except as otherwise set forth herein, each of the Company and Buyer shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Merger (including, for the avoidance of doubt, the fees and expenses to be borne by Buyer in accordance with Section 2.3, Section 5.3, Section 6.5, Section 6.18, and this Section 6.15, but only to the extent such fees and expenses are actually incurred at any time).

6.16Other Closing Deliverables

. The Company shall procure the delivery to Buyer of the closing deliverables required to be delivered by it pursuant to Section 1.5(a) (and not otherwise specifically addressed by this Article VI).

6.17Provision of Benefits

. Buyer shall or shall cause one or more of its Affiliates to credit the service of the Continuing Employees with the Acquired Companies attributable to any period before the Effective Time as service rendered to Buyer or any of its Affiliates for purposes of (x) eligibility and vesting; and (y) vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or any of its Affiliates (including the Acquired Companies) after the Effective Time (the “New Plans”) to the extent such service was taken into account under the analogous Benefit Plan immediately prior to the Effective Time; provided, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any Continuing Employee. In addition, Buyer shall use commercially reasonable efforts to (A) cause to be waived all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans, and (B) cause any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Effective Time by any Continuing Employee (or covered dependent of such employee) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time under any applicable New Plan.  Buyer shall be solely responsible for any obligations arising under COBRA with respect to all “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9). Nothing contained herein, express or implied, (a) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan; (b) subject to compliance with the other provisions of this Section 6.17, shall alter or limit Buyer’s or the Company’s or their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement; or (c) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

6.18R&W Insurance

. Prior to or at the Closing, Buyer shall secure the R&W Insurance Policy.  Buyer and shall be responsible for all fees, costs, premiums, taxes and expenses relating to the R&W Insurance Policy. The R&W Insurance Policy shall contain a customary waiver of subrogation by the insurer in favor of the Company Stockholders any of its direct or indirect, past or present, shareholder, member, partner, employee, director or officer (or the functional equivalent of any such position), in connection with this Agreement and the transactions contemplated hereunder except in the case of Fraud. Prior to the Closing, Buyer shall not amend, modify, or waive the subrogation provision of the R&W Insurance Policy, including the applicable binder agreement, in a manner adverse to any Company Indemnitee or any Affiliates of the foregoing without the express written consent of the Stockholder Representative. In connection with the Closing, Buyer shall take all actions commercially reasonably necessary to cause the conditions to the issuance of the R&W Insurance Policy to be satisfied, and to cause the R&W Insurance Policy to be issued, delivering all documents, instruments, certificates and other information required to be delivered thereunder. Buyer shall (a) on the Closing Date, confirm in writing that the R&W Insurance Policy has been brought down as of the Closing and is effective on and as of the Closing and (b) as soon as reasonably practicable prior to the Closing, provide the Stockholder Representative with a draft of the R&W Insurance Policy. From and after the issuance of the R&W Insurance Policy, Buyer shall not amend, modify, or otherwise waive subrogation provisions of the R&W Insurance Policy in a manner adverse to any Company Stockholder or any Affiliates of the foregoing without the prior written consent of the Stockholder Representative.

6.19Contact with Customers, Suppliers and Other Business Relations

. During the period from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, without prior written consent of the Company, each of Buyer and Merger Sub hereby agrees that it is not authorized to and shall not (and shall not permit any of its agents, Representatives or its Affiliates to) contact any employee, customer, vendor or other material business relation of any Acquired Company regarding any Acquired Company, its business or the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, Buyer, its agents, Representatives and Affiliates may contact any employee of any Acquired Company so long as written notice at least one (1) Business Day prior to such communication or contact has been provided to Darryl Goss and he has been afforded an opportunity to participate in or review any such communication or contact with such employee.

6.20Parent Guaranty

.  Parent hereby unconditionally and irrevocably guarantees, as a primary obligor and not as a surety, to the Company the performance of Buyer’s and Merger Sub’s obligations under this Agreement and the due and punctual payment by Buyer of all of its payment obligations under this Agreement, including (a) the Total Merger Consideration, (b) any other amounts payable by Buyer pursuant to Section 2.2, and (c) all other amounts to be paid or repaid by Buyer (including any fees and expenses) under this Agreement and the Related Agreements (whether payable on or after the Closing). The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of its rights against Buyer prior to proceeding against Parent hereunder.

6.21Non-Solicitation; Confidentiality

.

(a)Each Avista Seller hereby covenants and agrees, during the for a period of one (1) year following the Closing Date (the “Restricted Period”), not to, directly or indirectly (through any Person or Affiliate), induce or attempt to induce any employee of the Company or any of its Subsidiaries at the level of Vice President or higher, or who was at the level of Vice President or higher at any time within the six (6)-month period immediately preceding the Closing Date (the “Key Employee”), to leave the employ of, or cease providing services to, the Surviving Corporation, Buyer or any of their respective post-Closing Affiliates, or hire or engage (or attempt to hire or engage) any such Key Employee, or in any way knowingly interfere with the relationship between the Surviving Corporation, Buyer or any of their respective post-Closing Affiliates and any such Key Employee; provided, that the foregoing shall not prohibit any Avista Seller from making general employment solicitations such as through advertisements in publicly available media, or through the use of professional search firms or recruiting agencies, so long as such advertisements, firms or agencies, as applicable, are not specifically targeted at any Key Employee. Notwithstanding the foregoing, in no event shall an Avista Seller be or be deemed to be in breach or violation of this Section 6.21(a) as a result of any actions taken by any portfolio company of an Avista Seller or any of its Affiliates; provided, that such action is not taken at the direction of, or with encouragement or assistance from, such Avista Seller.

(b)During the Restricted Period, each Avista Seller agrees to, and each Avista Seller agrees to cause each of its Affiliates to, treat and hold as confidential all trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary documents and information relating to the business and affairs of the Company (and following the Effective Time, the Surviving Corporation) or any of its Subsidiaries, including any notes, analyses, compilation, studies, forecasts, interpretations or other documents to the extent they are derived from, contain, reflect or are based upon such information (the “Confidential Information”) and refrain from using any Confidential Information except as permitted by this Agreement or in connection with the provision of services to Buyer or the Acquired Companies following the Closing.  Notwithstanding the foregoing, Confidential Information shall not include, and none of the Avista Sellers shall have any obligation under this Section 6.21(b) with respect to, any information that is or becomes publicly available and was not disclosed in breach of this Section 6.21(b) or is lawfully acquired by an Avista Seller or its Affiliate from and after the Closing Date from sources which are not known by such Avista Seller to be prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the Surviving Corporation or any of its Subsidiaries.  In the event that any Avista Seller or its Affiliate becomes legally required to disclose any Confidential Information during the Restricted Period, such Avista Seller shall use commercially reasonable efforts (to the extent practicable and permitted by applicable Law) to provide Buyer with prompt written notice of such requirement so that Buyer may seek (at Buyer’s sole cost and expense) a protective Order or other remedy or waive compliance with the provisions of this Section 6.21(b).  In the event that a protective Order or other remedy is not obtained or if Buyer waives compliance with this Section 6.21(b), such Avista Seller or Affiliate shall furnish only that portion of such Confidential Information that is (based upon advice of counsel) legally required to be disclosed and exercise commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information. Notwithstanding anything to the contrary contained in this Agreement, each Avista Seller and its Affiliates shall be entitled to make disclosures and use of Confidential Information (i) in connection with any Tax Return filed by such Avista Seller or its Affiliates to the extent required to make such filing, (ii) to the extent necessary for the enforcement by such Avista Seller of its rights under this Agreement or any Related Agreement, (iii) as requested by any regulator in the course of any routine, non-targeted examination, inquiry, or proceeding, (iv) disclosures made to a financial advisor, attorney, accountant or other representative who is subject to an obligation of confidence for the purpose of obtaining advices or services from such Person, or (v) disclosures made to the existing and prospective limited partners or investors of such Avista Seller or the affiliated investment funds of the Avista Sellers or their Affiliates, to the extent that such disclosure is limited to customary disclosures made by private equity funds to their existing and prospective limited partners or investors in respect of investments made by such private equity funds, including in connection with the disposition of such investments.

(c)The Restricted Period applicable to any Avista Seller shall be extended by the length of any period during which such Avista Seller is in breach of the terms of this Section 6.21.

(d)If a final and non-appealable Order of a court of competent jurisdiction declares that any term or provision of this Section 6.21 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(e)Each Avista Seller acknowledges and agrees that it has independently consulted with its counsel and after such consultation agrees that (i) the covenants set forth in this Section 6.21 (including with respect to subject matter and time period) are reasonable and proper and are necessary to protect Buyer’s interest in the Acquired Companies, and (ii) Buyer would not have consummated the transactions contemplated hereby without the restrictions contained in this Section 6.21.

6.22Indemnity Claim

.

(a)Following the Closing, the Stockholder Representative shall assume control of the Indemnification Matter and pursue the conduct, negotiation, prosecution and defense of the Indemnification Matter. Without limiting the foregoing, Buyer shall, and shall cause the Acquired Companies to, keep the Stockholder Representative reasonably apprised of the status of the Indemnification Matter (including any disputes in connection therewith). From and after the Closing, Buyer shall not, and shall cause the Acquired Companies not to, amend the Prior Purchase Agreement as in effect as of the date hereof, without the prior written consent of the Stockholder Representative. Buyer shall, and will cause the Surviving Corporation and its Subsidiaries, and its and their officers, directors, employees and agents to, in each case, at the Stockholder Representative’s sole cost and expense, use commercially reasonable efforts to cooperate with the Stockholder Representative in connection with the Indemnification Matter.

(b)Subject to Section 6.22(a), upon final resolution of the Indemnification Matter, whether by a decision of the applicable Governmental Entity with respect to the Indemnification Matter, or by settlement (which shall require the prior written consent of the Stockholder Representative, in its sole discretion) or otherwise, Buyer shall (i) provide prior written notice of such final resolution to the Stockholder Representative and (ii) cause the Surviving Corporation or an Acquired Company to pay all amounts received by Buyer, the Surviving Corporation, any Acquired Company, or any of their respective Affiliates in respect of such Indemnification Matter (the “Indemnification Payment”) within five (5) Business Days of receipt thereof in accordance with the payment directions provided by the Stockholder Representative.

(c)Notwithstanding anything herein to the contrary, following the Closing, the Stockholder Representative shall not enter into any settlement or consent to the entry of any judgement with respect to the Indemnification Matter, in each case, which involves a non-monetary obligation on the Surviving Corporation or on any Acquired Company, without the prior written consent of Buyer. Notwithstanding the foregoing, during the period from the Agreement Date to the earlier of the Effective

Time or the termination of this Agreement in accordance with its terms, any settlement or consent to the entry of any judgment with respect to the Indemnification Matter shall only be made in compliance with Section 6.2(s) of this Agreement.

6.23Preparation and Delivery of Additional Company Financial Statements

.  As soon as reasonably practicable following the date hereof, but prior to the Closing, the Company shall deliver to Buyer a draft of the consolidated (a) audited financial statements of the Company and its Subsidiaries for the fiscal year ended December 31, 2021 (including balance sheets, statements of income and statements of cash flows) and (b) unaudited financial statements of the Company and its Subsidiaries (including balance sheets, statements of income and statements of cash flows) for any quarterly period ending at least 15 days prior to the Closing Date.

Article VII

CONDITIONS TO THE MERGER

7.1Conditions to Obligations of Each Party to Effect the Merger

. The respective obligations of the Company, Buyer and Merger Sub to effect the Merger shall be subject to the satisfaction or if permitted by Law, waiver (in accordance with Section 10.6), at or prior to the Effective Time, of the following conditions:

(a)No Order; Restraints. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect; or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of making the Merger illegal or otherwise restraining, enjoining or otherwise prohibiting the consummation of the Merger (each, as applicable, a “Restraint”); provided, that each of Buyer, Merger Sub and the Company shall have used reasonable best efforts to prevent the entry of any such Restraint and to appeal as promptly as possible any Restraint that may be entered.

(b)Company Stockholder Approval. The Company Stockholder Approval shall have been validly obtained under the DGCL and the Charter Documents and shall be in full force and effect.

(c)Antitrust Approval. Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated (the “Antitrust Approval”).

7.2Conditions to the Obligations of Buyer and Merger Sub

. The obligations of Buyer and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer and Merger Sub:

(a)Representations, Warranties and Covenants.

(i)(A) The Fundamental Representations (except the representations and warranties in Section 3.8) shall be true and correct in all material respects, in each case, both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (or, if any Fundamental Representation is given as of a specific date, at and as of such date), and (B) all other representations and warranties of the Company contained in this Agreement (including the representations and warranties in Section 3.8) shall be true and correct in all respects, in each case, both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (or, if any representation and warranty is given as of a specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, without giving effect to any materiality, Material Adverse Effect or any similar qualification (other than those set forth in (I) Section 3.6, (II) in respect of any use of the defined term “Material Contract” and (III) in clause (ii) of Section 3.7), have not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Company.

(ii)The Company shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing.

(b)No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Acquired Companies.

(c)Company Certificate. Buyer shall have received a certificate from the Company, validly executed by an executive officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(d)Certificate of Merger. Buyer shall have received the Certificate of Merger, duly executed by the Company.

(e)Closing Deliverables. The Company shall have delivered or cause to be delivered to Buyer the items required by Section 1.5(a).

7.3Conditions to Obligations of the Company

. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)Representations, Warranties and Covenants.

(i)Each representation and warranty of Buyer and the Merger Sub set forth in this Agreement disregarding all qualifications and exceptions contained therein related to materiality or material adverse effect, shall be true and correct as of the Agreement Date and as of the Closing Date as if made on and as of the Closing Date (or, if any representation is given as of a specific date, at and as of such date), except where the failure to be so true, correct and complete, individually or in the aggregate, has not and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Related Agreement.

(ii)Each of Buyer and Merger Sub shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or prior to the Closing.

(b)Certificate of Buyer. The Company shall have received a certificate executed for and on behalf of Buyer by an officer of Buyer to the effect that, as of the Closing, the conditions set forth in Section 7.3(a) have been satisfied.

(c)Closing Deliverables. Buyer shall have delivered or cause to be delivered to Buyer the items required by Section 1.5(b).

7.4Frustration of Closing Conditions

. No party hereto may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 6.10.

Article VIII

STOCKHOLDER REPRESENTATIVE

8.1Stockholder Representative

.

(a)By executing this Agreement or voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger, or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Company Security Holder shall be deemed to have approved the designation of, and hereby designates, Avista Capital Partners IV GP, L.P. as the representative, agent and attorney-in-fact for and on behalf of the Company Security Holders for all purposes under this Agreement and the agreements ancillary hereto, including to give and receive notices and communications, to authorize satisfaction of claims by Buyer, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing; or (ii) permitted by the terms of this Agreement. The Stockholder Representative may resign at any time upon at least ten (10) days prior written notice to the Company Security Holders. Such agency may be changed by the Company Stockholders from time to time upon not less than ten (10) days prior written notice to Buyer; provided, that the Stockholder Representative may not be removed unless the former holders of a majority of Company Common Stock agree to such removal and to the identity of the substituted agent. A vacancy in the position of Stockholder Representative may be filled by the former holders of a majority of Company Common Stock. No bond shall be required of the Stockholder Representative. After the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Stockholders.

(b)The Stockholder Representative shall also have the power and authority to (acting on behalf of the Company Security Holders):

(i)execute and deliver the Escrow Agreement, the Paying Agent Agreement and any other Related Agreement (with such modifications or changes therein as to which the Stockholder Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Stockholder Representative, in its sole discretion, determines to be desirable;

(ii)execute and deliver such waivers and consents in connection with this Agreement and the Related Agreement and the consummation of the transactions contemplated hereby and thereby as the Stockholder Representative, in its sole discretion, may deem necessary or desirable;

(iii)use the Stockholder Representative Expense Amount, and any payments made to the Stockholder Representative for the account of the Company Security Holders, to satisfy costs, expenses and/or Liabilities of the Stockholder Representative or the Company Security Holders in connection with matters related to this Agreement and/or the Related Agreements, with any balance of the Stockholder Representative Expense Amount or any other amounts released to the Stockholder Representative on behalf of the Company Security Holders not used for such purposes to be disbursed and paid as follows: (x) to the Paying Agent (for further distribution to the Company Stockholders (other than a holder of Cancelled Shares and Dissenting Shares)) the Pro Rata Share of such disbursed amount, (y) the Paying Agent (for further distribution to the holders of Vested Company Options that are Non-Employee Options) the portion of such amount payable pursuant to Section 2.1(b)(i) and (z) to the holders of Vested Company Options that are Employee Options through the payroll processing system of the Surviving Corporation in accordance with standard payroll practices, the Pro Rata Share of such amount, which payment shall be made promptly (and in any event within the Surviving Corporation’s next payroll period following the release thereof), in each case at such time as the Stockholder Representative determines in its sole discretion that no such costs, expenses and/or Liabilities shall become due and payable;

(iv)enforce and protect the rights and interests of the Company Security Holders (including Affiliates of the Stockholder Representative, in their respective capacity as Company Security Holders) and to enforce and protect the rights and interests of the Stockholder Representative arising out of or under or in any manner relating to the Indemnification Matter, this Agreement, the Escrow Agreement and the Related Agreements, and each other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein, and to take any and all actions which the Stockholder Representative believes are necessary or appropriate with respect to the Indemnification Matter, under the Escrow Agreement, the Paying Agent Agreement and/or this Agreement for and on behalf of the Company Security Holders, including asserting or pursuing any Legal Proceeding against Buyer, Merger Sub and/or the Surviving Corporation, defending any third-party Legal Proceedings or Legal Proceedings by Buyer, Merger Sub or their Affiliates, consenting to, compromising or settling any such Legal Proceedings, conducting negotiations with Buyer, the Surviving Corporation and their respective Representatives regarding such Legal Proceedings, and, in connection therewith, to: (A) assert or institute any Legal Proceeding; (B) investigate, defend, contest or litigate any Legal Proceeding initiated by Buyer, the Surviving Corporation or any other Person, or by any Governmental Entity against the Stockholder Representative and/or any Company Security Holder, and the Adjustment Escrow Account, and receive process on behalf of any or all Company Security Holders in any such Legal Proceeding and compromise or settle on such terms as the Stockholder Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Legal Proceeding; (C) file any proofs of debt, claims and petitions as the Stockholder Representative may deem advisable or necessary; (D) settle or compromise any Legal Proceedings asserted under this Agreement, the Paying Agent Agreement or the Escrow Agreement, including any disputes regarding the Post-Closing Statement, the final determination of the Total Merger Consideration and any adjustment pursuant to Section 2.8; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Legal Proceeding, it being understood that the Stockholder Representative shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions; and

(v)make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement, the Paying Agent Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.

(c)The Stockholder Representative shall not incur liability of any kind with respect to any action or omission by the Stockholder Representative in connection with their services pursuant to this Agreement and the agreements ancillary hereto, except to the extent resulting from the fraud or willful misconduct of the Stockholder Representative. For the avoidance of doubt, the Stockholder Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholder Representative pursuant to such advice shall in no event subject the Stockholder Representative to Liability to any Company Security Holder. The Company Security Holders shall indemnify, defend and hold harmless (based on their Pro Rata Share) the Stockholder Representative from and against any and all losses, liabilities, damages, penalties, fines, forfeitures, actions, fees, and reasonable out-of-pocket costs and expenses (including the out-of-pocket fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) to the extent arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and the agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the fraud or willful misconduct of the Stockholder Representative, the Stockholder Representative shall promptly reimburse the Company Security Holders the amount of such indemnified Representative Loss to the extent attributable to such fraud or willful misconduct. In no event shall the Stockholder Representative be required to advance its own funds on behalf of the Company Security Holders or otherwise. The Company Stockholders acknowledge and agree that the foregoing indemnities shall survive the resignation or removal of the Stockholder Representative or the termination of this Agreement. In the event of any indemnification under this Section 8.1(c), upon written notice from the Stockholder Representative to the Company Security Holders as to the existence of a deficiency toward the payment of any such indemnification amount, each Company Security Holder shall promptly deliver to the Stockholder Representative full payment of his, her or its ratable share of the amount of such deficiency, in accordance with its Pro Rata Share.

(d)A decision, act, consent or instruction of the Stockholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 10.6 and Section 10.7 hereof, shall constitute a decision of the Company Stockholders and shall be final, binding and conclusive upon the Company Stockholders. Buyer may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Stockholders. Buyer is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(e)Notwithstanding anything to the contrary in this Agreement, all of the indemnities, immunities and powers granted to the Stockholder Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement, the Paying Agent Agreement and/or the Escrow Agreement.

(f)The grant of authority provided for herein is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Security Holder.

Article IX

TERMINATION, AMENDMENT AND WAIVER

9.1Termination

. Except as provided in Section 9.2 hereof, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)by mutual agreement of the Company and Buyer;

(b)by Buyer or the Company if the Closing Date shall not have occurred on or prior to August 15, 2022 (as extended pursuant to this Section 9.1(b) and/or Section 10.8, the “End Date”); provided, that (i) if, on the End Date, all of the conditions set forth in Article VII have been satisfied or waived other than the conditions set forth in Section 7.1(a) (to the extent any Restraint is in respect of, or any such Law is, an Antitrust Law), Section 7.1(c), and those conditions that by their nature are to be satisfied at the Closing (if such conditions would be satisfied or validly waived were the Closing to occur at such time), Buyer and the Stockholder Representative may mutually agree in writing to extend the End Date for purposes of this Agreement; and (ii) the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of its representations or warranties or action or failure to act in breach of this Agreement has been a proximate cause of or resulted in the failure of the Merger to occur on or before the End Date;

(c)by either Buyer or the Company, if a Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order that results in a permanent Restraint;

(d)by Buyer if there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied at Closing and such breach has not been cured within thirty (30) calendar days after written notice thereof to the Company; provided, that no cure period shall be required for a breach which by its nature cannot be cured and, in no event shall the cure period extend past the End Date; provided, further, (x) that Buyer or Merger Sub is not then in breach of its representations, warranties, covenants or agreements so as to cause the conditions to conditions set forth in Section 7.3(a) to not be satisfied at Closing and (y) any default under or breach of this Agreement by Buyer or Merger Sub (whether or not such breach or default has been cured) was not a proximate cause of, or gave rise to, or otherwise resulted in the condition to Closing set forth in Section 7.2(a) to not be satisfied;

(e)by the Company if there has been a breach of any representation, warranty, covenant or agreement of Buyer or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied at Closing and such breach has not been cured within thirty (30) calendar days after written notice thereof to Buyer; provided, that no cure period shall be required for a breach which by its nature cannot be cured and in no event shall the cure period extend past the End Date; provided, further, (x) that the Company is not then in breach of its representations, warranties, covenants or agreements so as to cause the conditions to conditions set forth in Section 7.2(a) to not be satisfied at Closing and (y) any default under or breach of this Agreement by the Company (whether or not such breach or default has been cured) was not a proximate cause of, or gave rise to, or otherwise resulted in the condition to Closing set forth in Section 7.3(a) to not be satisfied; or

(f)by Buyer, by written notice to the Company, if the Company Stockholder Approval is not obtained by the Company by 11:59 p.m. (New York time) on the Agreement Date.

9.2Effect of Termination

. In the event of termination of this Agreement as provided in Section 9.1 hereof, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Buyer, the Company, or its officers, directors or stockholders; provided, that nothing herein shall relieve any party from liability for willful breach (which, for the avoidance of doubt, includes any failure by Buyer and/or Merger Sub, on one hand, or the Company and/or the Company Stockholders, on the other hand, to consummate the transactions contemplated by this Agreement when such transactions are required to be consummated pursuant to Section 1.4) of any of its representations, warranties or covenants contained herein that occurred prior to such termination. In case of such willful breach and notwithstanding anything to the contrary in this Agreement, with respect to the Company and the Company Security Holders, such damages may take into account, to the extent such damages are determined by a court of competent jurisdiction or otherwise agreed by the parties hereto, the diminution in value of the Acquired Companies. Nothing herein shall limit or prevent any party hereto from exercising any rights or remedies it may have under Section 10.8. Notwithstanding the foregoing, the provisions of Section 6.8 (Confidentiality), Section 6.9 (Public Disclosure), Section 6.15 (Expenses), Section 8.1 (Stockholder Representative), Article X (General Provisions) and this Section 9.2 hereof shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX. The parties hereto expressly agree that the Company shall be entitled to receive on behalf of the Company Security Holders any such damages that may be claimed by the Company Security Holders pursuant to this Section 9.2 to the extent such claims are proven. Each of the parties hereto acknowledge and agree that the

Company Security Holders are express third party beneficiaries of this Section 9.2 and are entitled to enforce the provisions of this Section 9.2 against Buyer and Merger Sub.

Article X

GENERAL PROVISIONS

10.1Notices

. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand; (ii) upon transmission, if sent by electronic mail transmission, or (iii) one (1) Business Day after being sent by courier or express delivery service; provided, that in each case the notice or other communication is sent to the address or electronic mail address set forth beneath the name of such party below (or to such other address or electronic mail address as such party shall have specified in a written notice given to the other parties hereto):

(a)if to Parent, Buyer or the Merger Sub, to:

Fulgent Genetics, Inc.

4978 Santa Anita Ave.

Temple City, CA 91780

Attention: Chief Financial Officer

Email:

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road

San Diego, CA

Attention: Scott M. Stanton

Email:

(b)if to the Company (prior to the Closing), to:

Symphony Buyer, Inc.
c/o Avista Capital Holdings, LP

65 East 55th Street, 18th Floor

New York, NY 10022
Attention: David Burgstahler, Sriram Venkatraman and Ben Silbert

Email:

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Jai Agrawal, P.C.

Email:

(c)If to the Company Stockholders or the Stockholder Representative:

c/o Avista Capital Holdings, LP
65 East 55th Street, 18th Floor

New York, NY 10022
Attention: David Burgstahler, Sriram Venkatraman and Ben Silbert

Email:

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Jai Agrawal, P.C.

Email:

10.2Interpretation

. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, section, paragraph, Exhibit and schedule references are to the articles, sections, paragraphs, Exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” Dollar thresholds shall not be indicative of what is material or create any standard with respect to any determination of a “Material Adverse Effect.” The terms “any” or “or” are not exclusive. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. The term “this Agreement” means this Agreement and Plan of Merger together with all Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The word “day” means calendar day, unless Business Day is expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day or on which a government office is not open with respect to which a filing must be made, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

10.3Counterparts

. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. The exchange of copies of this Agreement and signature pages by email in .pdf or .tif format (and including any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.4Entire Agreement; Assignment

. This Agreement, the Exhibits hereto, the Disclosure Schedule, the Confidentiality Agreement, the Clean Team Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; (b) except as set forth in Section 5.3, Section 9.2, Section 10.14 and Section 10.17 are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise without the prior written consent of Buyer, Merger Sub and the Stockholder Representative; provided, that Buyer may assign its rights and delegate its obligations hereunder to its Affiliates as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder and no such assignment shall relieve Parent of its obligations under Section 6.20 of this Agreement.

10.5Severability

. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction or under Law to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. The parties hereto further agree to replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

10.6Extension and Waiver

. At any time prior to the Closing, Buyer and the Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. At any time following the Closing, Buyer, on the one hand, and the Stockholder Representative, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party or parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties. For purposes of this Section 10.6, the Company Security Holders are deemed to have agreed that any extension or waiver signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against all Company Security Holders whether or not they have signed such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

10.7Amendment

. Subject to applicable Law, this Agreement may be amended by the parties hereto at any time by execution and delivery of an instrument in writing signed on behalf of each of the parties hereto. For purposes of this Section 10.7, the Company Security Holders agree that any amendment of this Agreement signed by the Company (prior to Closing) or the Stockholder Representative (following Closing) shall be binding upon and effective against the Company Security Holders whether or not they have signed such amendment.

10.8Specific Performance

. The parties hereto agree that irreparable harm, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. The parties hereto agree that, in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (a) each party hereto shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to specific performance to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (b) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Legal Proceeding. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. To the extent any party hereto brings a Legal Proceeding or other similar process to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the End Date shall automatically be extended to (i) the tenth (10th) Business Day following the resolution of such Legal Proceeding or other similar process or (ii) such other time period established by the court presiding over such Legal Proceeding or other similar process, as applicable; provided, that such extension shall in no event extend beyond ninety (90) days following the End Date in the absence of this sentence.

10.9Other Remedies

. Except as otherwise set forth herein (including in Section 2.8), any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy.

10.10Governing Law

. This Agreement and any claim, controversy, dispute, causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, the transactions contemplated herein, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

10.11Exclusive Jurisdiction; Waiver of Jury Trial

.

(a)EXCEPT AS PROVIDED IN SECTION 2.8, ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WILL BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY) LACKS JURISDICTION OVER THE MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREOF LOCATED WITHIN SUCH COUNTY), AND EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN

SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS SECTION 10.11, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

(b)EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING; (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(b).

10.12Rules of Construction

. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. Further, no party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing or enforcing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of its authorship of any provision of this Agreement.

10.13Acknowledgments

.

(a)In entering into this Agreement, the Company has relied solely upon the representations and warranties of Buyer and Merger Sub set forth in Article IV and any certificate provided pursuant to Section 7.3(b), and the Company acknowledges and agrees that, except for the representations and warranties of Buyer and Merger Sub expressly set forth in Article IV and any certificate provided pursuant to Section 7.3(b), neither Buyer nor Merger Sub, nor any of their respective Representatives nor any other Person acting on Buyer’s or Merger Subs’ behalf makes or has made, and the Company is not relying on and has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Company or any of its Representatives, or otherwise with respect to Buyer, Merger Sub, any of their businesses or the Merger.

(b)Each of Buyer and Merger Sub acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of the Acquired Companies and acknowledges that each of Buyer and Merger Sub has been provided with access to the properties, premises and records of the Acquired Companies for this purpose. In entering into this Agreement, each of Buyer and Merger Sub has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in this Agreement (as qualified by the Disclosure Schedules) or in the certificate provided under Section 7.2(c), and each of Buyer and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article III (as qualified by the Disclosure Schedules), the certificate provided under Section 7.2(c) or the Related Agreements, neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf makes or has made, and neither Buyer nor Merger Sub is relying on or has relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or Merger Sub or any of their Representatives, or otherwise with respect to the Acquired Companies, its business or the Merger. Without limiting the generality of the foregoing, Buyer and Merger Sub acknowledge and agree that neither the Company nor any of its Representatives or any other Person has made, and neither Buyer nor Merger Sub is relying on or has relied on, information furnished to Buyer or either of Merger Sub or any of their Representatives or any other Person with respect to (i) any projections, estimates, forward-looking statements or budgets for the Acquired Companies, or (ii) any materials, documents or information relating to the Acquired Companies made available to Buyer, Merger Sub or any of their Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, and Buyer and Merger Sub shall have no claim against any Person with respect thereto, except, in the case of (i) and (ii), as set forth in the representations and warranties set forth in Article III (as qualified by the Disclosure Schedules), the certificate provided under Section 7.2(c) or the Related Agreements.

10.14Release

.

(a)Effective immediately upon the Closing, each Company Stockholder, on behalf of himself, herself or itself and his, her or its current and future Affiliates, officers, directors, managers, employees, representatives, agents, successors and permitted assigns (each a “Stockholder Releasor”), hereby unconditionally, irrevocably and forever releases and discharges each of the Acquired Companies, Buyer, Parent, Merger Sub, and each of their respective Subsidiaries, successors and assigns, and any present or former Affiliates, directors, managers, officers, employees, agents, lenders, investors, partners, principals, members, managers, shareholders or equityholders of any of the foregoing Persons (each, a “Buyer Released Party”), of and from, and hereby unconditionally and irrevocably waives (to the fullest extent permitted by applicable Law, including by contractually shortening the applicable statute of limitation), any and all covenants, Liabilities, judgments, accounts, and other Legal Proceedings of any kind or character whatsoever, known or unknown, suspected or unsuspected, in Contract, direct or indirect, at law or in equity that such party ever had, now has or ever may have or claim to have against any Buyer Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising on or prior to the Closing in respect of the management or operation of the Acquired Companies or the Stockholders Releasor’s current or former status as a holder of securities of the Company or indirect equity interest in the Acquired Companies, including as a holder of Company Options or other securities convertible into securities of the Company (collectively, the “Stockholder Claims”); provided, that nothing in this Section 10.14(a) shall be construed as a waiver (i) of any of the Stockholder Releasors’ respective rights under this Agreement or any Related Agreement, (ii) any provisions in any Charter Documents for an Acquired Company or other agreements with an Acquired Company, providing for any indemnification, exculpation, reimbursement and similar rights or that by their terms will survive the Closing or (iii) in respect of any employment agreement for individuals continuing to be employed by the Surviving Corporation or any of its Subsidiaries following the Closing. Each Stockholder Releasor expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each Stockholder Releasor understands the significance of this release of unknown Stockholder Claims and waiver of statutory protection against a release of unknown Stockholder Claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. This Section 10.14(a) is intended for the benefit of each Buyer Released Party and each Buyer Released Party is granted third-party beneficiary rights to enforce this Section 10.14(a).

(b)Effective immediately upon the Closing, each of Buyer and Merger Sub, on behalf of itself and their current and future Affiliates (which, following the Closing, includes the Surviving Corporation and the Acquired Companies), officers, directors, managers, employees, representatives, agents, successors and permitted assigns (each a “Buyer Releasor”), hereby unconditionally, irrevocably and forever releases and discharges the Stockholder Representative, the Company Security Holders, their respective successors and assigns, and any present or former Affiliates, directors, managers, officers, employees, agents, lenders, investors, partners, principals, members, managers, shareholders or equityholders of any of the foregoing Persons (each, a “Stockholder Released Party”), of and from, and hereby unconditionally and irrevocably waives (to the fullest extent permitted by applicable Law, including by contractually shortening the applicable statute of limitation), any and all covenants, Liabilities, judgments, accounts, and other Legal Proceedings of any kind or character whatsoever, known or unknown, suspected or unsuspected, in Contract, direct or indirect, at law or in equity that such party ever had, now has or ever may have or claim to have against any Stockholder Released Party, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising on or prior to the Closing in respect of the management or operation of the Acquired Companies or the Stockholders Releasor’s current or former status as a holder of securities of the Company or indirect equity interest in the Acquired Companies, including as a holder of Company Options or other securities convertible into securities of the Company (collectively, the “Buyer Claims”); provided, that nothing in this Section 10.14(b) shall be construed as a waiver (i) of any of the Buyer Releasors’ respective rights under this Agreement or any Related Agreement, (ii) in respect of any employment agreement for individuals continuing to be employed by the Surviving Corporation or any of its Subsidiaries following the Closing, or (iii) any provisions in any Charter Documents for an Acquired Company or other agreements with an Acquired Company, providing for any indemnification, exculpation, reimbursement and similar rights or that by their terms will survive the Closing. Each Buyer Releasor expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each Buyer Releasor understands the significance of this release of unknown Buyer Claims and waiver of statutory protection against a release of unknown Buyer Claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. This Section 10.14(b) is intended for the benefit of each Stockholder Released Party and each Stockholder Released Party is granted third-party beneficiary rights to enforce this Section 10.14(b).

(c)Subject to the reservation of rights and the limitation of the scope of the claims released hereunder, each Stockholder Releasor and Buyer Releasor expressly acknowledges that with respect to the release of known or unknown Stockholder Claims and Buyer Claims, respectively, each Stockholder Releasor and Buyer Releasor, as applicable, is aware that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter in this section, and the releases herein are binding and effective notwithstanding the discovery or existence of any such additional or different facts.

(d)Each Stockholder Releasor and Buyer Releasor (i) has not, in case of the Stockholder Releasor, assigned any Stockholder Claim or possible Stockholder Claim against any Buyer Released Party, and in case of the Buyer Releasor, assigned any Buyer Claim or possible Buyer Claim against any Stockholder Released Party and (ii) has consulted with counsel with respect to the execution and delivery of this Section 10.14 and has been fully apprised of the consequences hereof.

(e)Each Stockholder Releasor and Buyer Releasor expressly waives and relinquishes any and all claims, rights or benefits that it may have under California Civil Code Section 1542, and any similar provision in any other jurisdiction, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR

HER FAVOR AT THE TIME OF EXECUTING THE RELEASE ANDTHAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Stockholder Releasor and Buyer Releasor acknowledges and agrees that California Civil Code Section 1542, and any similar provision in any other jurisdiction, if they exist, are designed to protect a party from waiving claims which it does not know exist or may exist.  Nonetheless, each Stockholder Releasor and Buyer Releasor agrees that the waiver of California Civil Code Section 1542 and any similar provision in any other jurisdiction is a material portion of the releases intended in this section, and it therefore intends to waive all protection provided by California Civil Code Section 1542 and any other similar provision in any other jurisdiction.  EACH STOCKHOLDER RELEASOR AND BUYER RELEASOR FURTHER ACKNOWLEDGES AND AGREES THAT IT IS AWARE THAT IT MAY HEREAFTER DISCOVER CLAIMS OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE IT NOW KNOWS OR BELIEVES TO BE TRUE WITH RESPECT TO THE MATTERS RELEASED HEREIN.  NEVERTHELESS, (X) EACH STOCKHOLDER RELEASOR INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND ANY BUYER RELEASED PARTY, ON THE OTHER HAND, IN ACCORDANCE WITH THE PROVISIONS IN THIS SECTION 10.14 AND (Y) EACH BUYER RELEASOR INTENDS TO FULLY, FINALLY AND FOREVER RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATIVE THERETO, WHICH DO NOW EXIST, MAY EXIST, OR HERETOFORE HAVE EXISTED BETWEEN SUCH PARTY, ON THE ONE HAND, AND ANY STOCKHOLDER RELEASED PARTY, ON THE OTHER HAND, IN ACCORDANCE WITH THE PROVISIONS IN THIS SECTION 10.14. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES GIVEN HEREIN SHALL BE AND REMAIN IN EFFECT AS FULL AND COMPLETE GENERAL RELEASES OF ALL SUCH MATTERS, NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATIVE THERETO.

10.15Exhibits and Schedules

. Inclusion of any item in the Disclosure Schedules shall not constitute, or be deemed to be, an admission of Liability or responsibility of any party to any third party in connection with any pending or threatened Legal Proceeding. The disclosure with respect to any Contract or other document referred to in the Disclosure Schedules shall be qualified in its entirety by reference to the terms thereof. The Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants, agreements or obligations of the Company, except as and to the extent expressly provided in this Agreement, nor shall they be taken as extending the scope of any representation, warranty, covenant, agreement or obligation set out in this Agreement. Any capitalized term used in any Exhibit or Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term in this Agreement.

10.16Obligations of Buyer and Merger Sub

. The obligations of Buyer and Merger Sub hereunder are jointly and severally guaranteed by each other.

10.17Waiver of Conflicts and Privileged Information

.

(a)Each party to this Agreement acknowledges that (i) one or more of the Acquired Companies, the Stockholder Representative and/or their respective Affiliates have retained Kirkland & Ellis LLP (“K&E”) to act as their counsel in connection with the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby) as well as other past and ongoing matters; (ii) K&E has not acted as counsel for Buyer, Merger Sub or any of their respective past, present or future Affiliates in connection with the transactions contemplated by this Agreement; and (iii) no Person other than the Acquired Companies, the Stockholder Representative or their respective Affiliates has the status of client of K&E for conflict of interest or any other purpose as a result thereof.  Buyer hereby (I) waives and will not assert, and will cause each of its Affiliates (including, after the Closing, the Acquired Companies) to waive and not assert, any conflict of interest relating to K&E’s representation after the Closing of any Company Security Holder, the Stockholder Representative or its respective Affiliates in any matter involving the transactions contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby), including in any litigation, arbitration, mediation or other proceeding; and (II) consents to, and will cause each of its Subsidiaries (including, after the Closing, the Acquired Companies) to consent to, any such representation, even though in each case (x) the interests of such Company Security Holder, the Stockholder Representative or its respective Affiliates may be directly adverse to Buyer, the Acquired Companies or their respective Affiliates; (y) K&E may have represented Buyer, the Acquired Companies, or their respective Affiliates in a substantially related matter; or (z) K&E may be handling other ongoing matters for Buyer, the Acquired Companies, or any of their respective Affiliates.

(b)Buyer agrees that, after the Closing, none of Buyer, the Acquired Companies or any of their Affiliates will have any right to access or control any of the Attorney-Client Communications, which will be the property of (and be controlled by) the Stockholder Representative or its Affiliates.  In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Acquired Companies.  Accordingly, Buyer will not, and will cause each of its Affiliates (including, after the Closing, the Acquired Companies) not to, use any Attorney-Client Communication remaining in the records of the Acquired Companies after the Closing in a manner that may be adverse to any Company Security Holder, the Stockholder Representative or any of its respective Affiliates.

(c)Buyer agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Acquired Companies), that from and after the Closing (i) the attorney-client privilege and all other evidentiary privileges as to all Attorney-Client Communications belong to the Company Security Holders (or their Affiliates) and will not pass to or be claimed by Buyer, the Acquired Companies, or any of their Affiliates; and (ii) the Stockholder Representative (or its Affiliates) will have the exclusive right to control, assert or waive the attorney-client privilege and any other evidentiary privilege with respect to such Attorney-Client Communications. Accordingly, Buyer (x) will not, and will cause each of its Affiliates (including, after the Closing, the Acquired Companies) not to, assert any attorney-client privilege or other evidentiary privilege with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a Company Security Holder, the Stockholder Representative or any of its respective Affiliates; or (y) will use commercially reasonable efforts to protect any attorney-client privilege or other evidentiary privilege attaching to any Attorney-Client Communication, including by not taking any action that would result in the waiving of such privilege with respect to any Attorney-Client Communication. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Acquired Companies), that in the event of a dispute between a Company Security Holder, the Stockholder Representative or any of its respective Affiliates, on the one hand, and the Acquired Companies, on the other hand, arising out of or relating to any matter in which K&E jointly represented both parties, neither the attorney-client privilege nor any right to any other evidentiary privilege will protect from disclosure to such Company Security Holder, the Stockholder Representative or any of its respective Affiliates any information or documents developed or shared during the course of K&E’s joint representation of the Acquired Companies and such Company Security Holder, the Stockholder Representative or any of its respective Affiliates.

10.18Non-Survival of Representations, Warranties and Covenants

. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate upon consummation of the Closing, and as such, none of Buyer, Merger Sub, the Acquired Companies or any of their Affiliates or their respective Representatives shall have any Liability for, or recourse under, this Agreement following the consummation of the Closing for any breach of or inaccuracy in any such representation or warranty or any breach or nonfulfillment of any covenant, condition or agreement required to be performed or fulfilled prior to the consummation of the Closing), except for (i) covenants and agreements that by their terms survive the consummation of the Closing shall so survive the consummation of the Closing in accordance with their respective terms, (ii) this Article X, and (iii) any claims for Fraud committed by such Person.

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In Witness Whereof, the parties hereto have caused this Agreement to be signed, all as of the date first written above.

FULGENT THERAPEUTICS LLC

By:/s/ Paul Kim

Name:Paul Kim

Title:Chief Financial Officer

DUCKS ACQUISITION SUB, INC.

By:/s/ Ming Hsieh

Name:Ming Hsieh

Title:President

FULGENT GENETICS, INC., solely for purposes of Section 6.20 hereto

By:/s/ Paul Kim

Name:Paul Kim

Title:Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the parties hereto have caused this Agreement to be signed, all as of the date first written above.

SYMPHONY BUYER, INC.

By:/s/ Darryl Goss

Name:Darryl Goss

Title:Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the parties hereto have caused this Agreement to be signed, all as of the date first written above.

Avista Capital Partners IV GP, L.P., solely in its capacity as the Stockholder Representative

By:Avista Capital Managing Member IV, LLC
its General Partner

By:/s/ Ben Silbert

Name:Ben Silbert

Title:General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the parties hereto have caused this Agreement to be signed, all as of the date first written above.

AVISTA CAPITAL PARTNERS IV, L.P.,
solely for purposes of Section 6.21, Article VIII and Section 10.14 hereto
By:	Avista Capital Partners IV GP, L.P.
its General Partner

By:	Avista Capital Managing Member IV, LLC
its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel and Secretary

By:	AVISTA CAPITAL PARTNERS (OFFSHORE) IV, L.P
solely for purposes of Section 6.21, Article VIII and Section 10.14 hereto
By:	Avista Capital Partners IV GP, L.P.
its General Partner

By:	Avista Capital Managing Member IV, LLC
its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel and Secretary

/s/ Charles Hardwood
Charles Hardwood

[Signature Page to Agreement and Plan of Merger]

ANNEX A
CERTAIN DEFINED TERMS

“Accounting Principles” shall mean the accounting principles, practices, procedures, policies and methods set forth in Exhibit G.

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean, with respect to the Company and its Subsidiaries, any agreement, offer, discussion, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Buyer or its Affiliates), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean (a) the purchase, issuance, grant, or disposition of capital stock or other securities of the Company or any of its Subsidiaries, (b) the disposition of all or substantially all or more than a majority of the assets of the Company or any of its Subsidiaries (other than the issuance of equity securities to existing or new Employees in the Ordinary Course of Business); or (c) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, in each case, other than with Buyer, Merger Sub, or their respective Affiliates, and in the cause of clauses (a) and (c), as a result of which the Company Stockholders or stockholders of their respective Affiliates immediately prior to such transaction hold, immediately after such transaction, less than 50% of the Company or its Subsidiary’s, surviving entity’s or successor entity’s, as applicable, outstanding voting securities.

“Adjustment Escrow Account” shall mean the escrow account established by the Escrow Agent to hold the Adjustment Escrow Cash in trust in accordance with the terms hereof and the Escrow Agreement.

“Adjustment Escrow Cash” shall mean (a) as of the Closing, an aggregate amount of cash equal to the Adjustment Escrow Value, and (b) thereafter, as of any time, the amount of cash in the Adjustment Escrow Account.

“Adjustment Escrow Value” shall mean an amount equal to $3,500,000.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or, in the case of an individual, a member of such Person’s immediate family; or, if such Person is a partnership or a limited liability company, any general partner or managing member, as applicable, of such Person or a Person controlling any such general partner or managing member; provided, that no portfolio company of any investment fund or account directly or indirectly managed or advised by Avista Capital Holdings, LP or its Affiliates shall be considered an Affiliate of the Company or the Surviving Corporation. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Professional Entity” shall mean each professional corporation, professional limited liability company, professional association, non-profit health organization or similar Person receiving from the Company or any of its Subsidiaries management, administrative or similar services.

“Affiliated Professional Entity Agreements” means (i) any agreement between an Affiliated Professional Entity, on the one hand, and the Company or any of its Subsidiaries, on the other hand, pursuant to which, among other things, the Company or any of its Subsidiaries agrees to provide management, administrative and/or business services to such Affiliated Professional Entity; (ii) security agreement or any agreement granting a lien on the assets of an Affiliated Professional Entity for the benefit of the Company or any Subsidiary; and (iii) any directed stock, transfer, restricted stock, succession, ownership agreement or any other agreement or series of related agreements pursuant to which the owner(s) of one hundred percent (100%) of the equity interests issued by an Affiliated Professional Entity provide for succession of ownership of such equity interests and continuity of the Affiliated Professional Entity or grant(s) to the Company or any of its Subsidiaries the obligation to designate, on behalf of the Affiliated Professional Entity, a purchaser or transferee of the equity interests of the Affiliated Professional Entity held by such owner(s) by or to a Person duly qualified to hold such equity interests under applicable Law.

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all Vested Company Options had such Vested Company Options been exercised in full (and assuming concurrent payment in full of the exercise price of each such Vested Company Option solely in cash), immediately prior to the Effective Time in accordance with the terms of the applicable option agreement with the Company pursuant to which such Vested Company Options were issued.

“Anti-Corruption Laws” shall mean any Law governing financial recordkeeping and reporting requirements or for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Foreign Corrupt Practices Act of 1977, 18 U.S.C. §201, the UK Bribery Act 2010 and any applicable money laundering-related or anti-corruption Laws of any other jurisdiction.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Entity that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Attorney-Client Communication” means any communication occurring on or prior to the Closing between K&E, on the one hand, and the Acquired Companies, the Stockholder Representative or any of their respective Affiliates, on the other hand, that in any way relates to the transactions contemplated by or leading to this Agreement (including the negotiation, preparation, execution and delivery of this Agreement, the Related Agreements and related agreements, and the consummation of the transactions contemplated hereby or thereby). For the avoidance of doubt, “Attorney-Client Communication” does not include any communication occurring on or prior to the Closing between K&E, on the one hand, and the Acquired Companies, on the other hand, relating to general business matters of the Company or any of its Subsidiaries, so long as unrelated to the transactions contemplated hereunder or under the Related Agreements.

“Avista Seller” means each of Avista Capital Partners IV, L.P. and Avista Capital Partners (Offshore) IV, L.P.

“Business Day” shall mean each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York, New York is closed.

“Buyer Organizational Documents” shall mean Buyer’s Articles of Organization-Conversion and Fourth Amended and Restated Operating Agreement of Buyer, dated as of September 30, 2016.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and any amendment thereof, or administrative or other guidance or legislation published with respect thereto by any Governmental Entity.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Certificates” shall mean certificates or other instruments delivered by the Company in connection with the Closing of the transactions contemplated by this Agreement, including pursuant to Section 7.2(c) and the FIRPTA Compliance Certificate.

“Class A Common Stock” shall mean the Class A common stock of the Company, par value $0.000741 per share.

“Class B Common Stock” shall mean the Class B common stock of the Company, par value $0.000741 per share.

“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement, dated as of February 11, 2022, by and between Fulgent Genetics, Inc. and the Company.

“Closing Cash Amount” shall mean, as of the Measurement Time, all unrestricted cash, cash equivalents (including marketable securities, money market accounts, money market funds, money market instruments, certificates of deposit and demand deposits) and marketable securities of the Acquired Companies, determined on a consolidated basis in accordance with the Accounting Principles; provided, that “cash” shall (a) exclude Restricted Cash, and (b) be calculated net of all issued but uncleared checks and drafts issued by the Acquired Companies to the extent the related accounts payable is not included in the calculation of Closing Net Working Capital Amount, in each case calculated as of the Measurement Time, and shall include (x) credit card receipts in transit and all checks and wire transfers and drafts in transit or deposited or available for deposit for the account of the Acquired Companies and (y) deposits, including the aggregate deposits with landlords under any real property leases or deposits with utility companies, in each case calculated as of the Measurement Time. For the avoidance of doubt, (i) the calculation of the Closing Cash Amount shall be determined without giving effect to the transaction contemplated by this Agreement and (ii) the Closing Cash Amount shall be reduced for any payments made between the Measurement Time and the Closing to reduce the Closing Indebtedness Amount or the Closing Transaction Expense Amount as of immediately prior to the Closing.

“Closing Indebtedness Amount” shall mean, as of immediately prior to the Closing, the Indebtedness of any of the Acquired Companies calculated in accordance with the Accounting Principles.

“Closing Net Working Capital Amount” shall mean, (a) the Acquired Companies’ consolidated total current assets immediately prior to Closing, less (b) the Acquired Companies’ consolidated total current liabilities (including accrued liabilities), in each case, determined on a consolidated basis without duplication as of the Measurement Time and calculated in accordance with the Accounting Principles, taking into account only those assets and liabilities and reflecting other adjustments of the type and kind included in the line items set forth in the example Closing Net Working Capital Amount calculation as set forth on Exhibit H (“Example Statement of Net Working Capital”); provided, that for purposes of calculating the Closing Net Working Capital Amount, (i) the Acquired Companies’ current assets shall exclude the Closing Cash Amount (and any amounts expressly excluded from the definition thereof), income tax assets, deferred tax assets, all amounts owed to any Acquired Company by Employees pursuant to promissory notes and any changes in assets as a result of the transactions associated with the Merger, including any purchase accounting adjustment; and (ii) the Acquired Companies’ current liabilities shall exclude all Indebtedness included in the final calculation of the Closing Indebtedness Amount (and any amounts expressly excluded from the definition thereof), income tax liabilities, deferred tax liabilities, any changes in liabilities as a result of the transactions associated with the Merger, including any purchase accounting adjustment, and any Transaction Expenses included in the final calculation of Closing Transaction Expense Amount (and any amounts expressly excluded from the definition thereof). Further, no fact, event or occurrence on or after the Closing shall be taken into account when calculating the Closing Net Working Capital Amount.

“Closing Target Net Working Capital Amount” shall mean $6,700,000.

“Closing Transaction Expense Amount” shall mean the Transaction Expenses of any of the Acquired Companies that have not been fully and finally satisfied as of the Closing.

“Closing Working Capital Adjustment Amount” shall mean one of the following: (a) if the Closing Net Working Capital Amount is less than the Net Working Capital Lower Collar, then the Closing Working Capital Adjustment Amount shall be the amount (which shall be a negative number) by which the Closing Net Working Capital Amount is less than the Net Working Capital Lower Collar; (b) if the Closing Net Working Capital Amount is greater than the Net Working Capital Upper Collar, then the Closing Working Capital Adjustment Amount shall be the amount (which shall be a positive number) by which the Closing Net Working Capital Amount is greater than the Net Working Capital Upper Collar; or (c) zero, if the Closing Net Working Capital Amount is both (x) greater than or equal to the Net Working Capital Lower Collar and also (y) less than or equal to the Net Working Capital Upper Collar.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Common Stock” shall mean shares of Class A Common Stock and Class B Common Stock.

“Company Equity Plan” shall mean the Company’s 2017 Equity Incentive Plan, dated as of November 29, 2017, as amended.

“Company Intellectual Property” shall mean all Intellectual Property that is owned by the Company.

“Company IP Agreements” shall mean all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, and other Contracts in each case as identified in Section 3.10(b)(i)-(iii) relating to Intellectual Property to which the Company is a party.

“Company IP Registrations” shall mean all Company Intellectual Property that is subject to any issuance, registration or application by or with any Governmental Entity or authorized private registrar for domain names in any jurisdiction, including issued patents, registered trademarks, domain names and copyrights, and pending applications for any of the foregoing.

“Company IT Systems” shall mean all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT)

networks and systems (including telecommunications networks and systems for voice, data and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company.

“Company Optionholder” shall mean any Person holding any Company Option that is outstanding immediately prior to the Effective Time.

“Company Options” shall mean all options (whether or not vested) to purchase or otherwise acquire shares of Company Common Stock.

“Company Securities” shall mean all (a) options, warrants or other rights or Contracts, arrangement or commitments of any character relating to the capital stock of the Company, (b) shares of capital stock of or other voting securities or ownership interests in the Company, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company.

“Company Security Holders” shall mean the Company Stockholders and the Company Optionholders holding Vested Company Options.

“Company Stockholder” shall mean any holder of Company Common Stock.

“Continuing Employees” shall mean the Employees and contractors of any Acquired Company who (a) have received an offer of continued employment from Buyer, (b) shall have delivered to Buyer his or her executed Offer Letter and the other standard employment documents executed by Buyer employees in the ordinary course on or after the Closing Date, or (c) remain or become employees or contractors of Buyer or any of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, or other legally binding commitment or undertaking of any nature.

“Corporate Integrity Agreement” means any corporate integrity agreement entered into by any of the Acquired Companies and the U.S. Department of Health and Human Services Office of Inspector General arising from the U.S. Department of Justice’s investigation of the Acquired Companies relating to Civil Investigative Demand No. 19-12.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“Deferred Payroll Taxes” shall mean any payroll Taxes that relate to a tax period or portion thereof that occurs prior to the Closing and were deferred by the Acquired Companies under the CARES Act or the Payroll Tax Executive Order.

“Dollars” or “$” shall mean United States Dollars.

“Employee” shall mean any current or former employee, consultant, advisor, independent contractor or director of the Company or of any Subsidiary of the Company.

“Employee Option” shall mean each Company Option that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of an Acquired Company for applicable employment Tax purposes pursuant to the applicable award agreement.

“Employer Side Taxes” means, with respect to any compensatory payment, an amount equal to (a) the employer’s portion of any Medicare or other similar Taxes required to be paid with respect to such payment, plus (b) the employer’s portion of any social security or other similar Taxes required to be paid with respect to such payment to the extent that the employer’s share of social security or other similar Taxes required to be paid with respect to the recipient of such payment in the year that includes the underlying payment exceeds the aggregate amount of social security or other similar Taxes that would otherwise have been due with respect to such recipient had the relevant payment not been made. For the avoidance of doubt, the amount described in clause (b) shall be zero with respect to any Person whose total compensation that would be payable to such Person by the Acquired Companies during the year in which the payment occurs (assuming such Person remained employed by a Acquired Company for the entire year) is anticipated to be in excess of the social security wage base for the year in which the payment occurs.

“Environmental Claim” shall mean any Legal Proceeding, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq. (as it relates to exposure to Hazardous Materials).

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Company Authorization required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Subsidiary, trade or business, or other current or former Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder that is required to be treated as a single employer with the Company.

“Escrow Agent” shall mean Acquiom Clearinghouse LLC.

“Existing Credit Agreement” means that certain ABL Credit Agreement, dated as of December 27, 2018, by and among Symphony Holdco 2, Inc., a Delaware corporation, CDx Holdings, Inc., a Delaware corporation, as the administrative borrower, MUFG Union Bank, N.A., as the administrative agent, L/C issuer and swing line lender, and certain lenders from time to time party thereto, as amended by that certain Amendment No. 1, dated as of May 1, 2020.

“Federal Health Care Program” shall mean Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program as defined at 42 U.S.C. §1320a-7b(f).

“Fraud” shall mean an actual and intentional fraud under the law of the State of Delaware with respect to the making of the representations and warranties (a) pursuant to Article III (in the case of the Company) or Article IV (in the case of Buyer and Merger Sub), (b) in any certificate delivered pursuant to Section 7.2(c) (in the case of the Company) or Section 7.3(b) (in the case of Buyer and Merger Sub) or (c) in the Related Agreements.

“Fully-Diluted Company Share Number” shall mean the number of shares, without duplication, equal to (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, plus (b) the total number of shares of Company Common Stock issuable upon the exercise of Vested Company Options immediately prior to the Effective Time (assuming, in each case, all such Vested Company Options were exercised in full by payment of cash).

“Fundamental Representations” shall mean the representations and warranties contained in Section 3.1(a) (Organization of the Company), the first six (6) sentences of Section 3.2(a) (Company Capital Structure), Section 3.3 (No Other Subsidiaries; Ownership Interests), Section 3.4(a) (Authority and Enforceability), Section 3.5(a)(i) (No Conflicts), Section 3.8 (Tax) and Section 3.18 (Brokers’ and Finders’ Fees).

“GAAP” shall mean United States generally accepted accounting principles consistently applied as in effect from time to time.

“Government Reimbursement Program” shall mean any Federal Health Care Program, and any other, similar or successor federal, state, or local health care payment programs funded or sponsored by any Governmental Entity.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial (including an arbitral body), regulatory, taxing, or administrative functions of or pertaining to government; (b) any public international governmental organization; or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations), including the U.S. Food and Drug Administration, the Federal Trade Commission, the Alcohol and Tobacco Tax and Trade Bureau, state alcohol control boards and local alcohol regulatory authorities.

“Health Care Laws” shall mean any health care regulatory Laws applicable to the business of the Company, including the following Laws: (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute); (b) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute) and state Medicaid Laws; (c) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (the Stark Law) or any state law affecting self-referrals; (d) 10 U.S.C. § 1071 et seq. (TRICARE); (e) the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) or any state anti-kickback prohibition; (f) the Federal False Claims Act, 31 U.S.C. §§ 3729-3733 (the “False Claims Act”), or any state law false claims or insurance fraud prohibitions; (g) the Federal Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (h) the Federal Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (i) the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. § 301 et seq. and any regulations promulgated thereunder; (j) the Clinical Laboratory Improvement Amendments of 1988, 42 U.S.C. § 263a; (k) state Laws governing the licensure and operation of clinical laboratories and billing for clinical laboratory services; (l) fee-splitting and corporate practice of medicine Laws; (m) the 21st Century Cures Act (Pub. L. 114-255); (n) the Elimination of Kickbacks in Recovery Act, 18 U.S.C. § 220; and (o) all health care Laws relating to the conduct of research involving human subjects or research involving specimens or data derived from humans.

“Hazardous Materials” shall mean: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is defined or regulated as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, friable asbestos, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and the implementing regulations, including the Standards for Privacy of Individually Identifiable Health Information (45 C.F.R. Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 C.F.R. Part 162) and Security Standards for the Protection of Electronic Protected Health Information (45 C.F.R. Part 164, Subparts A and C).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Indebtedness” of any Person at any time shall mean, without duplication: (a) all liabilities of such Person for borrowed money, including, the Existing Credit Agreement; (b) all liabilities of such Person set forth on Section A-1 of the Disclosure Schedule; (c) all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments; (d) all liabilities of such Person for the deferred purchase price of any business or assets or equity securities constituting a business (including any milestone, earnout or similar payments); (e) all liabilities of such Person for deferred revenue; (f) all Unpaid Pre-Closing Income Taxes; (g) the remaining cash obligations owed in respect of any lease (or other arrangement conveying the right to use) which are required to be classified and accounted for under GAAP as capital leases (without regard to ASC 842 and excluding any land rent expenses and ground rent expenses as set forth on Section A-2 of the Disclosure Schedule); (h) Deferred Payroll Taxes, (i) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), (c), (d), (e), or (g) above to the extent such letters of credit, bankers’ acceptances or other similar instruments have been drawn upon; (j) all accrued interest, fees and prepayment penalties on the items described in clauses (a) through (d) above; (k) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments; (l) all liabilities for any escheatment, bonuses or board of director (or similar) fees, and accrued severance arising solely as a result of any action taken by an Acquired Company, in each case, accrued and unpaid prior to the Closing; (m) all fees incurred in connection with preparing income Tax Returns accrued and unpaid prior to the Closing; (n) any patient refund liability not included in the calculation of Net Working Capital; (o) any Tax refund payable by an Acquired Company to a third party pursuant to the Prior Purchase Agreement; (p) all sales commissions incurred and unpaid prior to the Closing; (q) any 401(k) Plan benefit liability; (r) any credit card debt, net of any prepayments and including any interest and fees accrued thereon; (s) reimbursed legal fee assets; (t) any refund for payroll Taxes; (u) royalties incurred and unpaid prior to the Closing; (v) any tenant improvement allowance assets (which will be expressed as a negative number); and (w) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (a), (b), (c), (d), (e), (g), (h), (i), (j), (k), (l), (n), (o), (p), (q), (r), (s), (t), (u) and (v) to the extent of the obligation guaranteed; provided, that in no event will Indebtedness include (A) intercompany indebtedness of the Acquired Companies, (B) undrawn amounts under existing letters of credit, surety bonds, lines of credit and revolving credit facilities, (C) any amount that is included in the determination of Transaction Expenses, Closing Cash Amount, Restricted Cash, or Closing Net Working Capital Amount, (D) obligations under operating leases, or (E) trade or account payables incurred in the ordinary course of business.

“Indemnification Matter” shall have the meaning set forth in Section A-3 of the Disclosure Schedule.

“Intellectual Property” shall mean any and all intellectual property rights in the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Entity-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (“Patents”); (b) trademarks, service marks, brands, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); and (h) all other intellectual or industrial property and proprietary rights.

“International Benefit Plan” shall mean a Benefit Plan as described in Section 3.18(a) maintained for the benefit of employees who perform services outside the United States.

“In-the-Money Option” shall mean a Company Option outstanding immediately prior to the

Effective Time for which the Per Share Merger Consideration exceeds the applicable per share exercise price of such Company Option.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of Darryl Goss, David Engelberg, Laura List, Anuradha Singhal, MD, Patty Sipes, and Barbara Wolf, after reasonable inquiry of their direct reports, none of whom shall have any personal liability or obligations regarding such knowledge.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local, national, provincial, or other constitution, law, statute, ordinance, rule, regulation, common law, or any Order or award, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation examination or other similar proceeding by or before, or otherwise involving, any court or other Governmental Entity.

“Liability” shall mean, with respect to any Person, all debts, liabilities, losses, damages, costs, expenses, commitments and obligations of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise).

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any sort.

“made available” shall mean that a correct and complete copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the electronic data site managed by the Company at symphony.firmex.com for the express purpose of facilitating the Merger prior to 5:30 p.m. (New York time) on the day that is one (1) day prior to the Agreement Date and retained at all times from the date of posting through Closing in such electronic data site.

“Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event or effect that, either alone or in combination with any other fact, state of facts, condition, change, circumstance, development, occurrence, event or effect, that (a) is, or would reasonably be expected to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, financial condition, or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to materially impair the performance of such Person of its obligation hereunder or materially delay the consummation of the transactions contemplated by this Agreement, including the Merger; provided, that, with respect to clause (a) (and only clause (a)) of this definition, none of the following to the extent resulting or arising from the following shall be taken into account in determining whether there has been, is or would reasonably be expected to be a Material Adverse Effect: (i) the negotiation, execution, delivery and announcement of this Agreement or the consummation of the transactions contemplated hereunder (including by reason of the identity of Buyer, Merger Sub or their Affiliates or any communication by Buyer or Merger Sub or any of their respective Affiliates regarding their respective plans or intentions with respect to the business of any Acquired Company and including the impact thereof on relationships, contractual or otherwise, with clients, vendors, partners, employees, regulators or others having relationships with any Acquired Company or any litigation arising from or relating to this Agreement or the transactions contemplated hereby); provided, that this clause (i) shall not apply to any representation or warranty in Section 3.5; (ii) any changes generally in the industries in which such Person participates or in which products or services of any Acquired Company are produced, distributed or sold, or general economic conditions or financial markets; (iii) any act of God, any act of terrorism or cyber-attack, war or other armed hostilities, any regional, national or international calamity, or any epidemic, pandemic or disease outbreak (including the continuation or worsening of the COVID-19 pandemic), political, geopolitical or social conditions, including civil commotion, civil disorder, or any other type of civil unrest (including riots, public demonstrations, protests, looting, and revolutions) and any responses thereto (e.g., curfews, sanctions or boycotts); (iv) any changes after the Agreement Date in any applicable Law or GAAP (or other applicable accounting standards); (v) with respect to the Company, any action or failure to take action which action or failure to act is requested in writing by Buyer or any failure to take any action prohibited by this Agreement without Buyer’s consent if Buyer withheld such consent; (vi) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange, regulatory or capital market conditions; (vii) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions of revenue, earnings, cash flow or cash position and any seasonal changes in the results of operations for any period ending on or after the date hereof (it being understood that the underlying causes of, or factors contributing to, the failure to meet such projections, forecasts, estimates or predictions may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded under this definition); (viii) any Law, directive, guidelines, pronouncements, recommendations or interpretation thereof issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), including the CARES Act, or any change in such Law, directive, guidelines, recommendations, pronouncement, or interpretation thereof following the Agreement Date; (ix) the taking of any action contemplated, permitted or required by this Agreement and/or the Related Agreements, including the completion of the transactions contemplated hereby and thereby (including the obtaining of approval or consent from any Governmental Entity or other third party in connection with the consummation of the Merger or the other transactions contemplated hereby and thereby) and (x) with respect to Buyer, (A) any change in the credit rating of Buyer (it being understood that the facts giving rise to such change may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts are otherwise excluded from being taken into account by this proviso)); or (B) any action or failure to take action which action or failure to act is requested in writing by the Company or expressly required by, or expressly prohibited to be taken by, this Agreement; provided, that with respect to the exceptions set forth in clauses (ii), (iii), (iv), (vi) and (viii), in the event that such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect has had a disproportionate effect on such Person relative to other companies operating in the industry or industries in which such Person operates, then the incremental effect of such fact, state of facts, condition, change, circumstance, development, occurrence, event or effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or would reasonably be expected to occur.

“Measurement Time” shall mean 12:01 a.m. Eastern Time on the Closing Date.

“Net Working Capital Lower Collar” shall mean $5,200,000.

“Net Working Capital Upper Collar” shall mean $8,200,000.

“Non-Employee Option” shall mean each Company Option that is not an Employee Option.

“Offer Letter” shall mean an offer letter for at-will employment with Buyer (or one of its Subsidiaries, including the Surviving Corporation) and the other standard employment documents (including the arbitration agreement, employee proprietary information and inventions assignment agreement and other standard agreements and acknowledgements) executed by Buyer’s employees in the ordinary course.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to the Company and its Subsidiaries, the ordinary course of business consistent with the Company and its Subsidiaries past practice; provided, that deviations from such ordinary course of business consistent with the Company and its Subsidiaries past practice shall not be deemed outside the Ordinary Course of Business to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, in response to the COVID-19 pandemic (including Outbreak Measures); provided, further, that as COVID-19’s impact on the United States economy and/or local economies in which the Acquired Companies operate eases and/or Outbreak Measures lapse or are revoked or modified by Governmental Entities, the ordinary course of business shall include the Acquired Companies’ reasonable actions to return to operating the business in the ordinary course as that is informed by the Acquired Companies’ operation of its business in the twelve (12) month-period prior to February 1, 2020.

“Out-of-the-Money Option” shall mean a Company Option outstanding immediately prior to the Effective Time for which the Per Share Merger Consideration is less than or equal to the applicable per share exercise price of such Company Option.

“Outbreak Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, curfews, closure, sequester, other restrictions or any other Law, directive, guidelines, pronouncements or recommendations by any Governmental Entity (including the Centers for Disease Control and Prevention, the World Health Organization or an industry group) that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), including the CARES Act, or any change in such Law, directive, guideline, recommendation, pronouncements or interpretation thereof following the Agreement Date.

“Paycheck Protection Program” shall mean the SBA’s “Paycheck Protection Program” enabled under the CARES Act.

“Paying Agent” shall mean Acquiom Financial LLC.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any taxing authority (including IRS Notice 2020-65).

“Per Share Merger Consideration” shall mean an amount equal to (a) the Total Merger Consideration minus the Adjustment Escrow Cash minus the Stockholder Representative Expense Amount, and divided by (b) Fully-Diluted Company Share Number.

“Permitted Liens” shall mean (a) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not materially impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Company’s or any Subsidiary of the Company’s business, (f) easements, covenants, conditions, restrictions and other similar matters affecting title to such real property and other title defects which do not materially impair the use or occupancy of such real property or the operation of business; (g) Liens securing the obligations of the Acquired Companies under any Indebtedness; (h) Liens granted to any lender at the Closing in connection with any financing by Buyer or Merger Sub of the transactions contemplated hereby; (i) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Acquired Companies or any violation of which would not be or reasonably be expected to be materially adverse to the Company or its Subsidiaries; (j) non-monetary Liens that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (k) Liens incurred or deposits made to secure the performance of bids or Contracts and other obligations of a like nature (including those to secure health, safety and environmental obligations), in each case incurred in the Ordinary Course of Business, (l) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date or which are being contested by appropriate proceedings, (m) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business and (n) Liens described on Section A-4 of the Disclosure Schedules.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Personal Data” shall mean any information collected or used by the Company or its Subsidiaries that can be used to specifically identify a natural person (including name, address, telephone number, electronic mail address, social security number or other government-issued number, bank account number or credit card number) and any special categories of personal information regulated under or covered under any applicable Law.  Personal Data includes information in any form, including paper.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Prior Purchase Agreement” have the meaning set forth in Section A-3 of the Disclosure Schedule.

“Process”, “Processed” or “Processing” shall mean, with respect to data, the use, collection, treatment, processing, storage, hosting, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, disposal, dissemination or combination of such data.

“Pro Rata Share” shall mean, with respect to a particular Company Security Holder, a fraction (a) whose numerator is the aggregate number of shares of the Fully-Diluted Company Share Number held by such Company Security Holder as of immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) and (b) whose denominator is the Fully-Diluted Company Share Number. For the avoidance of doubt, the total of all Pro Rata Shares shall equal one.

“Related Agreements” shall mean the Paying Agent Agreement, the Letters of Transmittal, the Escrow Agreement, and all other agreements and certificates entered into by the Company or the Company Security Holders in connection with the Closing and the transactions contemplated herein.

“Release” shall mean any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure or facility).

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Cash” shall mean all cash of the Acquired Companies that is not freely usable following the Closing because such cash is subject to restrictions or limitations on use or distribution by Law or Contract, or Taxes imposed on repatriation to the United States.

“R&W Insurance Policy” shall mean the representation and warranty insurance policy issued to Buyer naming Buyer or an Affiliate thereof as the insured, which policy insures Buyer for breaches of the representations and warranties given by the Company under this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Stockholders Agreement” shall mean that certain Stockholders Agreement, dated as of November 20, 2017, by and between the Company and the other parties thereto.

“Straddle Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any party, any corporation or other organization or Person, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership); or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries or affiliates; provided, however, each professional corporation and non-profit health organization affiliated with the Company shall be deemed to be a Subsidiary of the Company.

“Tax” or, collectively, “Taxes” shall mean (a) any and all U.S. federal, state, local and non-U.S. taxes, assessments, and other charges and duties (including stamp duty) in the nature of a tax, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, unclaimed property, excise and property taxes, social security, unemployment, workers’ compensation and pension insurance, or similar or other taxes of any kind whatsoever and denominated by any name whatsoever, together with all interest, penalties, and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Forms” shall mean a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable.

“Tax Return” shall mean any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with a Governmental Entity with respect to Taxes and including all amendments or supplements thereof.

“Third Party Payor Program” shall mean a health care plan or health care reimbursement program through which a third party other than the patient is responsible for payment with regard to a health care service provided by the Company, including Government Reimbursement Programs, Blue Cross and/or Blue Shield plans, managed care plans, other private insurance plans and health plans established pursuant to ERISA.

“Total Merger Consideration” shall mean an amount equal to (a) $170,000,000, plus (b) the Closing Cash Amount, plus (c) the Aggregate Option Exercise Price, plus (d) the Closing Working Capital Adjustment Amount (which may be a positive or negative number), less (e) the Closing Indebtedness Amount, less (f) the Closing Transaction Expense Amount.

“Transaction Expenses” shall mean, without duplication, all costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties (including Company Security Holders) incurred by or on behalf of any Acquired Company in connection with the negotiation, consummation or effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including: (a) any payments made or anticipated to be made by any Acquired Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the transactions contemplated by this Agreement; and (b) any “single trigger” bonus, change-in-control payments or other payment (including in lieu of any previously promised but ungranted equity award), or similar payment obligations of any Acquired Company that become due and payable solely as a result of the consummation of the transactions contemplated by this Agreement (other than payments to holders of Company Options pursuant to Section 2.1 hereof) and any Transaction Payroll Taxes, in each case other than by reason of actions affirmatively taken by Buyer or the Acquired Companies after the Closing or by Buyer or Merger Sub (or at the direction of Buyer or Merger Sub) on or prior to the Closing. Notwithstanding anything to the contrary contained herein, in no event shall Transaction Expenses include any amounts with respect to (a) the fees and expenses payable to the Paying Agent, (b) the “tail” policy pursuant to and in accordance with Section 5.3(b); (c) filing fees under the HSR Act and any other applicable Antitrust Laws; and (d) Transfer Taxes. Notwithstanding the foregoing, Transaction Expenses shall not include any amounts to the extent such amounts are included in the calculation of Indebtedness, Closing Cash Amount or Closing Net Working Capital Amount.

“Transaction Payroll Taxes” shall mean the Employer Side Taxes with respect to any bonuses, option cashouts, option exercises or other payments in respect of Vested Company Options, change-in-control or other compensatory payments that become due and payable solely as a result of the transactions contemplated by this Agreement paid at, prior to, or following the Closing Date, whether payable by Buyer, an Acquired Company, the Surviving Corporation or the Surviving Corporation or any of their respective Affiliates.

“Transaction Tax Deductions” shall mean any item of Tax loss, deduction, or credit resulting from (i) all stay bonuses, sale bonuses, change in control payments, retention payments or similar payments made or to be made by the Company or any of its Subsidiaries in connection with or resulting from the Closing, (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by the Company or any of its Subsidiaries with respect to the payment of Indebtedness in connection with the Closing, (iii) all other Transaction Expenses (not otherwise included in this definition of “Transaction Tax Deductions,” and including amounts that would be Transaction Expenses but that were paid prior to the Closing and any other expenses incurred by the Company and its Subsidiaries in connection with the purchase and sale of the shares of Company Common Stock or the other transactions contemplated by this Agreement) and any other fees, costs and expenses incurred by the Company or any of its Subsidiaries in connection with or incident to this Agreement and the transactions contemplated hereby, including, any such legal, accounting and investment banking fees, costs and expenses, (iv) the employer’s portion of any employment or payroll Taxes with respect to the amounts set forth in clause (i), and (v) any payments under this Agreement in respect of the Company Options. The Parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the deductible amount of any success based fees described in the foregoing clauses (i)-(v).

“Transfer Taxes” shall mean any transfer, sales, use, goods and services, value-added, harmonized sales, gross receipts, stamp, documentary, registration, recording, filing, and other similar Taxes incurred in connection with the transactions contemplated by this Agreement.

“Unpaid Pre-Closing Income Taxes” shall mean any income Taxes of the Acquired Companies relating or attributable to any Pre-Closing Tax Period that are not yet paid (including such Taxes that are not yet due and payable) as of the Closing Date, and for which (i) a Tax Return has not been filed prior to the Closing and the original due date (including applicable extensions) of such Tax Return is after the Closing Date or (ii) a Tax Return has been filed prior to the Closing but the Taxes shown as due on such Tax Return have not been fully paid prior to the Closing (but only to the extent of such unpaid Taxes). For this purpose, the amount of income Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In determining the amount of the Unpaid Pre-Closing Income Taxes, such amount shall:  (a) except as otherwise provided in this definition, be calculated in accordance with the past custom and practices of the Acquired Companies in preparing their income Tax Returns (including reporting positions, jurisdictions, elections, and accounting and valuation methods), (b) assume all Transaction Tax Deductions  and any deductions attributable to Deferred Payroll Taxes in the Pre-Closing Tax Period, (c) disregard any financing or refinancing arrangements entered into at any time by or at the direction of the Buyer or any of its Affiliates, (d) exclude any Taxes that result from an action taken, or election made, by the Buyer or any of its Affiliates (including the Acquired Companies) after the Closing that is outside of the Ordinary Course of Business, or any election under Section 336 or 338 of the Code, (e) exclude any liabilities for accruals or reserves established or required to be established under GAAP methodologies with respect to contingent income Taxes or with respect to uncertain Tax positions, and (f) exclude all deferred Tax liabilities established or required to be established.

“Unvested Company Option” shall mean an In-the-Money Option that is not a Vested Company Option.

“Vested Company Option” shall mean an In-the-Money Option that is vested and exercisable immediately prior to the Effective Time (after giving effect to any vesting or acceleration that is contingent upon the consummation of the transactions contemplated by this Agreement).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (1988), as amended, and any similar Law under national, provincial, state, or local law.